A CLEAR VISION



ENDO PHARMACEUTICALS 2007 ANNUAL REPORT

ABOUT ENDO:

Endo Pharmaceuticals is a fully integrated specialty pharmaceutical company with market leadership in pain management products that is committed to further growth through innovation and product differentiation.

KEY EVENTS IN 2007:

- Record sales and earnings
- Expanded executive management team
- Specialty and PCP sales forces increased to 700 reps
- Managed Markets expansion complete
- Completed expansion of Clinical Liaison group
- Supplemented IP estate for Opana® with addition of three patents to FDA's Orange Book
- Licensed innovative pain product AZ-003/EN3294


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STOCKHOLDERS' EQUITY
(IN MILLIONS)


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EMPLOYEES

CASTING THE VISION



DEAR FELLOW SHAREHOLDER

2007 was an historic year for Endo Pharmaceuticals as we celebrated our first decade as an independent company and achieved several milestones, including record net sales and earnings, and surpassing $1 billion in net sales. We are proud of these achievements that are the direct result of the efforts of our current and past employees.

However, while we recognize these significant accomplishments, together the Board of Directors and management are planning Endo's future through additional emphasis on research and development and new business opportunities utilizing our leading pain franchise. We want to broaden our revenue base and diversify our portfolio of products by enhancing our pipeline and maximizing the potential of our existing commercialized therapies. We believe innovation and product differentiation will be the hallmarks leading to Endo's continued growth, success and enhanced shareholder value.

In the last seven months, there have been a number of key additions to and changes in Endo's senior leadership. In March 2008, we were excited to welcome David P. Holveck, a highly regarded industry veteran with more than 30 years of experience, as our President and Chief Executive Officer. Dave has a proven track record and is uniquely equipped to understand many of the opportunities and challenges faced by a company of our size. We believe his innovative spirit, clear vision and leadership will serve Endo well.

We selected Dave to lead our team after the resignation of our previous President and Chief Executive Officer, Peter Lankau, in January 2008. We wish to express our appreciation to Peter for his more than seven years of service and dedication to our Company, a period of strong growth.

In September 2007, we announced the hiring of Nancy J. Wysenski as Chief Operating Officer, a new and key operational role. Nancy brings to Endo over 25 years of industry experience and the expertise to lead the optimization of our organizational and operational performance.

In April 2008, we announced that Ivan Gergel, M.D., a well-respected clinician and researcher, would join Endo as Executive Vice President, Research & Development. Having overseen the development of several leading therapies over the course of his career, Dr. Gergel has both the scientific background and commercial experience required to identify new business opportunities that underscore Endo's commitment to offering innovative therapies.

We believe that Dave, Nancy and Ivan, together with Endo's other senior executives, can build upon and expand Endo's leading platform as we embark on our second decade.

In addition, in April 2008, we announced that David A. Lee, M.D., Ph.D. resigned his position of Chief Scientific Officer to devote more time to pursue his philanthropic activities. Dr. Lee has agreed to continue to work for Endo as our Senior Strategic Advisor primarily focusing on public affairs. We thank Dr. Lee for the significant contributions he has made to Endo's success and look forward to his continuing strategic advice.

I would also like to thank Michel de Rosen, a member of our Board of Directors who has decided not to stand for re-election at the 2008 Annual Stockholders' meeting, for his service, dedication and advice over the last several years.

We celebrated our 10-year anniversary with the establishment of the Carol A. Ammon "Making a Difference" Award. Kevin McCaughan, a 10-year employee, was the inaugural winner of this annual award.

FINANCIAL HIGHLIGHTS

Our more than $1 billion in sales in 2007 was essentially a ten-fold increase from our first year as an independent company. Net sales for the year ended December 31, 2007 were $1.09 billion compared with $909.7 million for the year ended December 31, 2006, an increase of 20%. Net income for the year ended December 31, 2007 was



DAVID P. HOLVECK

$227.4 million versus $137.8 million in the comparable 2006 period, a 65% increase.

Diluted earnings per share for the year ended December 31, 2007 were $1.69 compared with $1.03 in 2006.

In 2007 we generated $365.7 million in net cash flow from operating activities. With no debt and $663.7 million in cash and cash equivalents and current marketable securities at year-end, we maintained a strong balance sheet in a very difficult credit environment.

Our strong top-line performance was driven by the continued growth of Lidoderm®. 2007 net sales of Lidoderm® were $705.6 million compared with $566.8 million in 2006, a 24% increase.

We were pleased that the Opana® (oxymorphone HCl) franchise continues to gain broad acceptance. Combined net sales for the Opana® franchise were $107.1 million for 2007, its first full year on the market.

Our Frova® (frovatriptan succinate) product reached record sales in 2007 of $52.4 million versus $40.6 million in 2006, a 29% increase.

ADDITIONAL NOTES

In addition to Dave, Nancy and Ivan, we expanded our management team, adding vice presidents in the areas of Government Affairs and Managed Markets, both of which are new positions. We also increased our commercial capabilities in two primary areas:

- Endo sales representatives, which numbered 700 at year-end, called upon 73,000 physician offices in 2007, a 20% gain over 2006. The general sales force detailed more than 50,000 primary care physicians, while our two specialty sales forces visited specialists in oncology, psychiatry, orthopedics and neurology.

- We increased our staff who work to make our products available within managed markets, an increasingly important distribution channel.

In December, we announced a licensing and development agreement with Alexza Pharmaceuticals, Inc. for AZ-003/EN3294, or Inhaled Fentanyl. This opioid analgesic is delivered via the unique and "best-in-class" Staccato® delivery system and will be studied in the treatment of breakthrough pain for cancer and non-cancer patients. We continually seek such opportunities to enhance our product line, whether through research and development, acquisition or licensing.

In April 2008, the Board of Directors authorized a $750 million share repurchase program. As part of the program, we executed a $325 million accelerated share repurchase program, which was funded by a $379.5 million private convertible note offering. These programs reflect the confidence of the Board and management in Endo's future potential and strong cash flow. In addition, the share repurchase and financing provided the opportunity for us to return value to shareholders while maintaining maximum flexibility to continue to invest in the growth of our business.

The pharmaceutical development business is highly rewarding in terms of the life benefits that safe and effective products bring to patients and financially rewarding to successful companies and their shareholders. Drug development is inherently risky, and accordingly, there are frequently disappointments along the way. We have had some disappointments this past year, including a non-approval letter for an additional indication for Frova® to prevent menstrual migraine. This setback helped us to realize that we need to increase our focus on innovation and broaden and deepen our pipeline. We want to maintain a culture of success, challenge our employees to explore and maintain an entrepreneurial spirit and recognize that successful companies learn from disappointments and accept challenges. We believe we have the executive leadership, the employees and the financial strength to meet our challenges and prosper over the next decade.

Sincerely yours,

Roger Kimmel

Roger Kimmel
Chairman of the Board

A WORD FROM DAVID HOLVECK

Having long respected Endo Pharmaceuticals for its commitment to bringing relief to the millions of Americans who confront pain, I am particularly honored to lead this company as we build on its success.

With the health care sector in the midst of an historic transformation, pharmaceutical companies are beginning to recognize that their business models need to change radically. To succeed, we now need to pay more attention to innovation, specifically finding and filling the gaps within the entire healthcare continuum. In Endo's case, that means looking at pain management through a broader lens and recognizing and seizing opportunities that meet patients' needs.

I look forward to working alongside the management team and all the employees of Endo to help to make a difference in patients' lives and to help the Company reach its full business potential.



ROGER H. KIMMEL

DEVELOPING THE VISION



CORPORATE DEVELOPMENT

In 2008 we will focus on two key areas: First, we will work to achieve excellence in every facet of our business, from driving the continuing growth of our on-market products to further advancing the development of our pipeline.

Second, we will continue to add core capabilities to help us find promising therapies and to develop them from the early stages through regulatory and commercialization. We are equipped with top-notch people, systems and business tools to support the business development activities. We believe we will begin realizing the benefits of the infrastructure enhancements we made in 2007, which will enhance the long-term growth of our top and bottom lines.

As we expand our pipeline, we will target products that are clinically innovative and differentiated, including earlier-stage opportunities.

We will also place greater emphasis on research and development and new business opportunities, expanding and seizing opportunities that better meet patients' needs through innovation and product differentiation, with an eye toward finding and filling the gaps in the entire health continuum.



LEFT TO RIGHT:
BOB COBUZZI, ALAN BUTCHER, AND CAROLYN KONG

EXTENDING THE VISION


2.66
763.88
China

DEVELOPMENT PIPELINE AS OF APRIL 30, 2008*

PRODUCT	TARGET INDICATION	PRE-CLINICAL	PHASE I	PHASE II	PHASE III	FILED
EN3267 – RAPINYL™						
Oral, fast-dissolving tablet of fentanyl for sublingual administration *Exclusive North American marketing and development rights licensed from Orexo AB*	Breakthrough cancer pain					
EN3269 – TOPICAL KETOPROFEN PATCH						
Exclusive U.S. and Canadian development and commercialization rights licensed from ProEthic Pharmaceuticals, Inc.	Localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains					
EN3270 – TRANSDERMAL SUFENTANIL PATCH						
Exclusive U.S. and Canadian development and commercialization rights licensed from DURECT Corporation	Moderate to severe chronic pain for up to seven days					
EN3285 – NAC ORAL RINSE						
Topical oral-rinse formulation	Oral mucositis					
EN3294 (STACCATO FENTANYL)						
Exclusive North American development and commercialization rights licensed from Alexza Pharmaceuticals, Inc.	Breakthrough cancer and non-cancer pain					
OTHER (UNDISCLOSED)						

*Subject to change

Drug development requires substantial investment, and the road to regulatory approval is marked with both setbacks and leaps of progress. Knowing that these drugs in development have the potential to ease suffering and sometimes aid in the recovery of friends, families and patients helps us to stay focused on our goal.



LEFT TO RIGHT:
CLAYTON GUICHARD AND JOSEPH SIARKOWICZ

"A RESEARCHER'S GREATEST REWARD IS SEEING WORK DONE IN THE LAB MAKING A DIFFERENCE IN PATIENTS' LIVES. KNOWING THAT MY JOB IS THE REASON SOMEONE IS ABLE TO MAKE IT TO THEIR DAUGHTER'S GRADUATION OR COOK A HOLIDAY MEAL FOR THEIR FAMILY MAKES EVERY DAY AN IMPORTANT ONE."

TONY AMANN, Ph.D.,
VICE PRESIDENT, GENERIC DEVELOPMENT

INTERVIEW WITH DR. IVAN GERGEL

Dr. Ivan Gergel joined Endo in April 2008 as head of R&D. Dr. Gergel has worked in pharmaceutical research for nearly 20 years, most recently leading a team of 900 scientists and staff at Forest Laboratories. Having successfully brought several drugs to market, Dr. Gergel understands the key role pharmaceutical products can play in improving a patient's life.

WHAT IS THE ROLE OF R&D WITHIN THE COMPANY?

R&D's role is to select new agents with the greatest potential to have a significant impact on disease states, and to conduct the rigorous pre-clinical and clinical testing necessary to gain the regulatory approval to bring these novel medicines to market. It is a slow and painstaking process that can take many years and cost hundreds of millions of dollars, but clearly worthwhile given the excitement and fulfillment that comes when a discovery leads to a drug that makes meaningful differences in patients' lives.

HOW DO YOU DECIDE WHETHER A MOLECULE IS VIABLE?

Initially, based upon its structure, we predict the likely attributes of the molecule, such as where and how it will work in the body and how this might be beneficial to patients with specific diseases. Based upon these initial assumptions, we will undertake increasingly extensive testing — initially in the laboratory and eventually in large clinical studies across the globe — with the ultimate goal of showing that the new molecule works as predicted and provides a clear benefit to patients. Of course, throughout the process, we will work closely with experts in the field and with regulatory authorities.

WHAT ARE YOUR IMMEDIATE PLANS?

Endo has a strong platform on which to build. We want to ensure that we are using our resources effectively and focusing our efforts to fill gaps within the healthcare continuum.

WHAT OPPORTUNITIES EXIST FOR PHARMA RIGHT NOW?

The healthcare sector is in the midst of an historic transformation. Business models need to change radically, and our company must be quick and highly flexible in this new environment. In R&D, this means bringing together strong scientific talent, providing the right environment for innovative thinking, and seizing opportunities as they arise.

WHAT IS A KEY SUCCESS FACTOR?

We need to look more toward innovation. Despite all of the therapies that are on the market, huge unmet medical needs remain. Voltaren® Gel is one example of innovation and how we can successfully address gaps that exist.

WHY ENDO?

Endo has a proven track record of success, and I believe that it is ready for the next big step in its evolution. This is a great challenge with huge potential, and I am eager to play a key role in its growth.



IVAN GERGEL, M.D.

REALIZING THE VISION



154,229
52,622

VOLTAREN® GEL

The Voltaren® Gel (diclofenac sodium topical gel) 1% story is a prime example of how Endo seeks to fill gaps within the healthcare continuum.

Voltaren® Gel is indicated for the relief of the pain of osteoarthritis (OA) of joints amenable to topical treatment, such as the hands and knees. As cartilage wears away, the bones begin to rub together, causing pain and swelling. OA is the most common form of arthritis, affecting more than 21 million elderly Americans. The National Institutes of Health estimates that 20% of Americans — 70 million people — will be at risk for OA by 2030.

Patients who suffer from the pain of OA often are prescribed oral non-steroidal anti-inflammatory drugs (NSAIDs) to treat the pain. While these drugs provide relief, the associated side effects of these oral medications may outweigh their benefits. For more active, less debilitated patients whose pain does not justify the risks associated with systemic exposure, Voltaren® Gel may be a more appropriate choice. Doctors are likely to appreciate this new option for patients who experience pain and want to re-engage in active daily living but are reluctant to take the currently available oral medications.

Voltaren® Gel is a welcomed product because it provides targeted NSAID pain relief directly where it is needed with a favorable safety profile. The gel offers proven NSAID relief of OA pain and is 94% less systemically absorbed than a comparable dose of oral diclofenac.

Voltaren® Gel is the first-ever prescription topical gel available to treat joint pain caused by OA, and it is the first new therapy for OA since 2001.

In March 2008, Endo gained exclusive U.S. marketing rights for this product through our licensing partner, Novartis. At the end of April, more than 26,000 retail pharmacies had committed to or already stocked Voltaren® Gel. We are also contracting additional sales representatives who can reach out to the primary care physicians who treat OA. FDA granted market exclusivity protection for this product until October 2010. Accordingly, Voltaren® Gel will be the only NSAID gel available for the treatment of OA pain until such time.

Our goal is to play a leading role in recognizing and seizing upon innovation in important pharmaceutical products that help patients and at the same time build value for our shareholders.


Voltaren® Gel
(diclofenac sodium topical gel) 1%
Voltaren® Gel
(diclofenac sodium topical gel) 1%
℞ only
Net Wt 100 g

Endo has a broad portfolio of branded, marketed products that includes established brand names as well as newer products. Through a sales force of approximately 700 representatives in the United States, Endo markets its products to targeted physicians in pain management, neurology, surgery, oncology, anesthesiology and primary care. The sales force also targets retail pharmacies and other healthcare professionals. Pain management products include the following:


Lidoderm


OPANA
5 mg
OPANA ER
10 mg

LIDODERM®

Lidoderm® (lidocaine patch 5%), for use on intact skin, is the only topical analgesic patch indicated to treat the pain of postherpetic neuralgia.

OPANA® & OPANA® ER

Opana® is indicated for moderate to severe acute pain where the use of an opioid is appropriate. Opana® ER (oxymorphone HCl) is indicated for the relief of moderate to severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time.


Frova.
frovatriptan succinate
2.5mg Tablets
2.5 mg
9 Tablets
Rx Only

FROVA®

Frova® (frovatriptan succinate) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established.


Percocet

PERCOCET®

Percocet® tablets (oxycodone and acetaminophen tablets, USP) CII are indicated for the relief of moderate to moderately severe pain.



LEFT TO RIGHT:
DR. ANA CILURSU AND JENNIFER CARTAGENA

"CONTROLLING POST-SURGICAL PAIN IS AN IMPORTANT PART OF THE HEALING PROCESS. IT HELPS PATIENTS HEAL FASTER, REDUCES COMPLICATIONS, AND — IN MY EXPERIENCE — HELPS THEM FEEL MORE POSITIVE. PAIN THERAPIES ARE AN IMPORTANT TOOL FOR ANY SURGEON."

ANA CILURSU, M.D.

FROVA®

According to the Mayo Clinic, up to 17% of women and 6% of men have suffered migraines. Symptoms often are severe and disabling and can be accompanied by nausea, vomiting and extreme sensitivity to light and sound. They can last hours — or days. Frova® is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. When dosed early, at the first sign of a migraine, Frova® has demonstrated a low rate of recurrence. In a clinical study, 96% of patients who responded to early dosing with Frova® remained pain free up to 24 hours post-dose.

LIDODERM®

Postherpetic neuralgia (PHN) is a complication of shingles that affects nerve fibers and skin. It causes the pain of shingles to remain even after the rash and blisters associated with shingles are gone. Lidoderm® is for use on intact skin, is the only topical analgesic patch indicated to treat the pain of PHN. Shingles is caused by the same virus that causes chicken pox. Anyone who has had chicken pox can get shingles, but it is most common among the elderly and those whose immune systems have been compromised. Forty percent of those who develop shingles after age 60 develop PHN. While there is no cure for post-shingles pain, Lidoderm® has been proven to help relieve this condition without completely numbing the area. In addition, Lidoderm® protects while it soothes by providing a barrier against clothing and breezes.

OPANA® & OPANA® ER

Pain control after surgery is an important part of the healing process. According to the Cleveland Clinic, pain control can help patients recover faster and can reduce the risk of developing complications, such as pneumonia and blood clots. Orthopedic or abdominal surgeries or chronic pain, such as lower back pain, are examples of conditions that may require treatment. Opana® is indicated for moderate to severe acute pain where the use of an opioid is appropriate. Opana® ER is indicated for the relief of moderate to severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time.

To minimize the risks of misuse, abuse and diversion of these Schedule II products, Endo has introduced the Partnership for Responsible Opioid Management through Information, Support, and Education (PROMISE®), a comprehensive educational and support program. PROMISE® reinforces the company's commitment to appropriate pain management.



LEFT TO RIGHT:
DR. LARRY WINIKUR AND BRAD MUNCHER

"I PRESCRIBE OPANA®. WE SEE PATIENTS RETURNING TO HOBBIES THEY ENJOYED BEFORE THEIR INJURIES. THEIR QUALITY OF LIFE, JUST CARRYING OUT THE ACTIVITIES OF DAILY LIVING, IS IMPROVED. ENDO PAIN PRODUCTS WORK VERY WELL."

LARRY WINIKUR, M.D.

BOARD OF DIRECTORS

ROGER H. KIMMEL

Mr. Kimmel became Chairman of the Board upon the retirement of founder Carol A. Ammon on May 30, 2007. Mr. Kimmel had been a Director of Algos Pharmaceutical Corporation since July 1996 and became a Director of Endo following its merger with Algos in July 2000. Mr. Kimmel has been Vice Chairman of Rothschild Inc., an investment banking firm, since January 2001. Previously Mr. Kimmel was a partner of the law firm Latham & Watkins for more than five years. Mr. Kimmel is also a director of Schiff Nutrition International, Inc.

JOHN J. DELUCCA

Mr. Delucca was executive vice president and chief financial officer of the REL Consultancy Group until his retirement in 2004. Prior to that, he served as chief financial officer and executive vice president, finance & administration, of Coty, Inc., from 1999 to 2002. From 1993 to 1999, he was senior vice president and treasurer of RJR Nabisco, Inc. Mr. Delucca is currently a non-executive director and chairs the Audit Committee of ITC Deltacom. He also serves as a non-executive director and deputy chairman of the Audit Committee of British Energy PLC and as a non-executive director of Tier Technologies, Inc.

MICHEL DE ROSEN

Mr. de Rosen does not intend to stand for re-election at the 2008 Annual Meeting of Stockholders but will continue to serve until the expiration of his term at that meeting. Mr. de Rosen is currently Chief Executive Officer of Saint-Gobain Desjonqueres in France, a position he has held since March 31, 2008. Mr. de Rosen is also currently Chairman of the Board of Directors of ViroPharma Incorporated, a position he has held since September 2002. Until March 31, 2008, in addition to serving as Chairman of the Board of Directors, Mr. de Rosen served as President and Chief Executive Officer of ViroPharma Incorporated since August 2000, and as a Director since May 2000. From 1993 to 1999, he held several key positions in Rhone-Poulenc Pharma and Rhone-Poulenc Rorer (now Sanofi-Aventis), including Chairman and Chief Executive Officer from May 1995 until December 1999. Mr. de Rosen also is a Director of ABB Ltd.

DAVID P. HOLVECK

Prior to joining Endo in April 2008, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc. by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc. at the time of the acquisition. Mr. Holveck is a member of the Board of Trustees for The Fund for West Chester University and also serves as a Director on the Boards of Eastern Technology Council, Light Sciences Oncology, Inc., and Tengion Inc.

GEORGE F. HORNER III

Mr. Horner is the President and Chief Executive Officer of Prestwick Pharmaceuticals, Inc. He was the President and Chief Executive Officer and a member of the Board of Directors of Vicuron Pharmaceuticals Inc. from 1996 until its acquisition by Pfizer Inc. in September 2005.

MICHAEL HYATT

Mr. Hyatt had been a director of Algos Pharmaceutical Corporation since November 1996 and became a director of Endo following its merger with Algos in July 2000. For more than five years, Mr. Hyatt has been a Senior Managing Director of Bear, Stearns & Co. Inc.

CLIVE A. MEANWELL, M.D., Ph.D.

Since July 2005, Dr. Meanwell has been the Chairman and Chief Executive Officer of The Medicines Company, a pharmaceutical company based in Parsippany, New Jersey, since 2001. From September 2001 through July 2005, Dr. Meanwell was the Executive Chairman of The Medicines Company.



LEFT TO RIGHT:
NANCY J. WYSENSKI AND CHARLES A. ROWLAND, JR.

JOSEPH C. SCODARI

Joseph C. Scodari is not currently a Director of Endo. Mr. Scodari was Worldwide Chairman, Pharmaceuticals Group, Johnson & Johnson and a Member of Johnson & Johnson's Executive Committee from March 1, 2005 until March 1, 2008. He joined Johnson & Johnson in 1999 as President of Centocor, Inc. when Johnson & Johnson acquired Centocor. Mr. Scodari had been the President and Chief Operating Officer of Centocor and a member of Centocor's Board of Directors at the time of that acquisition. Mr. Scodari will be included as a nominee for election to the Board at the 2008 Annual Meeting.

WILLIAM F. SPENGLER

William F. Spengler is not currently a Director of Endo. Mr. Spengler was until March 2008 Executive Senior Vice President and Chief Financial Officer at MGI Pharmaceuticals Inc., where he had worked since 2005. Prior to joining MGI Pharma, Mr. Spengler was Executive Vice President and Chief Financial Officer at Guilford Pharmaceuticals Inc. from July 2004 to October 2005. From 2002 to 2004, Mr. Spengler served as President, Chief Operating Officer and Director of Osteoimplant Technology, Inc. Mr. Spengler will be included as a nominee for election to the Board at the 2008 Annual Meeting.



LEFT TO RIGHT:
CAROLINE B. MANOGUE AND JOYCE N. LAVISCOUNT

DAVID P. HOLVECK
PRESIDENT, CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF ENDO

IVAN GERGEL, M.D.
EXECUTIVE VICE PRESIDENT, RESEARCH & DEVELOPMENT
Prior to joining Endo in April 2008, Dr. Gergel had been Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Labs Inc., managing over 900 physicians, scientists and staff at the Forest Research Institute. Dr. Gergel joined Forest in 1998. Prior to Forest, Dr. Gergel spent nine years at SmithKline Beecham.

PETER A. LANKAU
FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER
Mr. Lankau resigned from his position as the Company's President and Chief Executive Officer effective March 1, 2008 and from the Endo Board of Directors on January 28, 2008. He had served as a director of Endo since March 2005. Effective May 2005, Mr. Lankau became President and Chief Executive Officer of Endo. From April 2003 to May 2005, Mr. Lankau was President and Chief Operating Officer of Endo.

JOYCE N. LAVISCOUNT
CHIEF ACCOUNTING OFFICER
Prior to August 2006, Ms. LaViscount was Vice President of Financial Planning and Analysis of Endo. Prior to joining Endo in April 2004, Ms. LaViscount held positions of increasing scope and responsibility at Pfizer, Inc. (formerly Pharmacia Corporation), and Bristol-Myers Squibb Company.

DAVID A. LEE, M.D. Ph.D.
CHIEF SCIENTIFIC OFFICER
David Lee was Endo's Chief Scientific Officer from December 2006 until April 30, 2008. Although he continues to work for Endo as a Senior Strategic Advisor, Dr. Lee is no longer a corporate officer. Prior to December 2006, Dr. Lee was Executive Vice President, Research & Development and Chief Scientific Officer of Endo. Prior

to joining Endo in December 1997, Dr. Lee was Executive Vice President, Research and Development for CoCensys, Inc., an emerging pharmaceuticals company based in Irvine, California, from 1992 through 1997.

CAROLINE B. MANOGUE
EXECUTIVE VICE PRESIDENT, CHIEF LEGAL OFFICER AND SECRETARY
Prior to April 2004, Ms. Manogue was Senior Vice President, General Counsel and Secretary of Endo. Prior to joining Endo in September 2000, Ms. Manogue was an Associate at the law firm Skadden, Arps, Slate, Meagher and Flom LLP since 1995.

CHARLES A. ROWLAND, JR.
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER, TREASURER
Prior to joining Endo in December 2006, Mr. Rowland was Senior Vice President and Chief Financial Officer of Biovail Pharmaceuticals, Inc. He was Chief Operating and Financial Officer for Breakaway Technologies, a management consulting company, from 2001 to 2004. His pharmaceutical industry career includes positions of increasing scope and responsibility at Pharmacia Corp., including Vice President, Finance Global Supply and Vice President, Finance & IT — Global Pharmaceutical Operations; Novartis Pharmaceuticals Corp., where he was Vice President, Planning and Decision Support, and Bristol-Myers Squibb, where he served as Director of Finance.

NANCY J. WYSENSKI
CHIEF OPERATING OFFICER
Prior to joining Endo in September 2007, Ms. Wysenski was President of EMD Pharmaceuticals, Inc., the U.S. subsidiary of Merck KGaA. Before joining and co-founding EMD as Vice President of Marketing and Sales in 1999, she served as Senior Vice President of Operations at NetGenics, a venture capital-backed, start-up company specializing in technologies for use in drug discovery.



DAVID A. LEE, M.D., Ph.D.

TABLE OF CONTENTS

This Annual Report to Shareholders, including information incorporated by reference into this Annual Report, contains information that includes or is based on "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are not intended to be guarantees of future events or performance. To the extent that statements in this Annual Report are not recitations of historical fact, such statements constitute forward-looking statements. These statements, including estimates of future net sales, future expenses, future net income and future earnings per share, are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed results of operations. Also, statements including words such as "believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may" or similar expressions used in connection with, among other things, discussions of our financial performance, growth strategy, regulatory approvals, product development or new product launches, market position, sales efforts, intellectual property matters or acquisitions and divestitures are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about the growth of our business, our financial performance and the development of our industry. Because these statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. As a result, investors are cautioned not to place undue reliance on any of our forward-looking statements. We have identified these forward-looking statements below in order to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain factors that could cause actual results to differ materially from those expressed in forward-looking statements include, among others:

- our ability to successfully develop, commercialize and market new products;
- timing and results of pre-clinical or clinical trials on new products;
- our ability to obtain regulatory approval of any of our pipeline products;
- competition for the business of our branded and generic products, and in connection with our acquisition of rights to intellectual property assets;
- market acceptance of our future products;
- government regulation of the pharmaceutical industry;
- our dependence on a small number of products;
- our dependence on outside manufacturers for the manufacture of our products;
- our dependence on third parties to supply raw materials and to provide services for certain core aspects of our business;
- new regulatory action or lawsuits relating to our use of narcotics in most of our core products;
- our exposure to product liability claims and product recalls and the possibility that we may not be able to adequately insure ourselves;
- our ability to protect our proprietary technology;
- the successful efforts of manufacturers of branded pharmaceuticals to use litigation and legislative and regulatory efforts to limit the use of generics and certain other products;
- our ability to successfully implement our acquisition and in-licensing strategy;
- regulatory or other limits on the availability of controlled substances that constitute the active ingredients of some of our products and products in development;
- the availability of third-party reimbursement for our products;
- the outcome of any pending or future litigation or claims by the government;

- our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales;
- significant litigation expenses to defend or assert patent infringement claims;
- any interruption or failure by our suppliers, distributors and collaboration partners to meet their obligations pursuant to various agreements with us;
- a determination by a regulatory agency that we are engaging in inappropriate sales or marketing activities, including promoting the "off-label" use of our products;
- existing suppliers become unavailable or lose their regulatory status as an approved source, causing an inability to obtain required components, raw materials or products on a timely basis or at commercially reasonable prices;
- the loss of branded product exclusivity periods and related intellectual property; and
- our exposure to securities that are subject to market risk.

We do not undertake any obligation to update our forward-looking statements after the date of this Report for any reason, even if new information becomes available or other events occur in the future. You are advised, however, to consult any further disclosures we make on related subjects in our Forms 10-K, 10-K/A, 10-Q and 8-K filed with the Securities and Exchange Commission (or SEC). Also note that we provide the preceding cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the preceding to be a complete discussion of all potential risks or uncertainties.

The consolidated financial data presented below have been derived from our audited financial statements. The selected historical consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 27 and our consolidated financial statements beginning on page 74. The selected data in this section is not intended to replace the consolidated financial statements. The information presented below is not necessarily indicative of the results of our future operations. Certain prior year amounts have been reclassified to conform to the current year presentation.

	Year Ended December 31,				
(in thousands, except per share data)	2007	2006	2005	2004	2003
Consolidated Statement of Operations Data:					
Net sales	$1,085,608	$ 909,659	$ 820,164	$ 615,100	$595,608
Costs and Expenses:					
Cost of sales	217,369	208,889	192,296	143,964	136,173
Selling, general and administrative	411,869	346,303	217,267	183,692	301,703
Research and development	138,255	86,629	91,837	54,709	55,442
Loss on disposal of other intangible	—	—	—	3,800	—
Impairment of other intangible assets	889	31,263	5,515	—	—
Purchased in-process research and development	—	26,046	—	—	(6,966)
Operating income	317,226	210,529	313,249	228,935	109,256
Interest and other income (expense), net	36,024	23,205	10,995	2,161	(258)
Income before income tax	353,250	233,734	324,244	231,096	108,998
Income tax	125,810	95,895	121,949	87,787	39,208
Net income	$ 227,440	$ 137,839	$ 202,295	$ 143,309	$ 69,790
Basic and Diluted Net Income Per Share:					
Basic	$ 1.70	$ 1.03	$ 1.53	$ 1.09	$ 0.54
Diluted	$ 1.69	$ 1.03	$ 1.52	$ 1.08	$ 0.53
Shares Used to Compute Basic Net Income Per Share	133,903	133,178	132,242	131,805	128,417
Shares Used to Compute Diluted Net Income Per Share	134,525	133,911	133,289	132,718	132,439
Cash dividends declared per share	—	—	—	—	—

As of and for the Year Ended December 31,	2007	2006	2005	2004	2003
(In thousands)					
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 350,325	$ 628,085	$ 500,956	$ 278,034	$229,573
Working capital	668,489	697,915	483,872	294,329	287,922
Total assets	1,702,638	1,396,689	1,371,678	947,491	753,880
Other long-term obligations, including capitalized leases	$ 13,390	17,602	18,795	18,293	589
Stockholders' equity	1,292,290	1,040,988	843,370	655,950	567,617
Other Financial Data:					
Net cash provided by operating activities	$ 365,742	$ 345,334	$ 284,644	$ 170,545	$217,444
Net cash used in investing activities	(614,528)	(66,449)	(26,684)	(107,824)	(44,344)
Net cash used in financing activities	(28,974)	(151,756)	(35,038)	(14,260)	(429)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto. Except for the historical information contained in this Report, this Report, including the following discussion, contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" beginning on page 24.

OVERVIEW

We are a specialty pharmaceutical company with market leadership in pain management. We are engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. According to Wolters Kluwer Health data, the total U.S. market for pain management pharmaceuticals, excluding over-the-counter products, totaled $21.5 billion in 2007. This represents an approximately 4% compounded annual growth rate since 2003. Our primary area of focus within this market is analgesics and, specifically, opioid analgesics. In 2007, analgesics were the third most prescribed medication in the United States with over 273 million prescriptions written for this classification. Opioid analgesics is a segment that comprised approximately 80% of the analgesic prescriptions for 2007. Total U.S. sales for the opioid analgesic segment were $8.2 billion in 2007, representing a compounded annual growth rate of 6% since 2003.

We have a portfolio of branded products that includes established brand names such as Lidoderm®, Opana® ER and Opana®, Percocet® and Frova®. Branded products comprised approximately 92% of our net sales in 2007, with 65% of our net sales coming from Lidoderm®. Our non-branded generic portfolio, which accounted for 8% of net sales in 2007, currently consists of products primarily focused in pain management. We focus on selective generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

Our research and development effort is focused on the development of a balanced, diversified portfolio of innovative and clinically differentiated products. We are continuously seeking opportunities that deepen our penetration in the pain area. In addition, we review opportunities to enter into one or two additional specialty-focused therapeutic categories such as Central Nervous System (CNS) disorders, rheumatology, specialty psychiatry, gastroenterology, supportive care and therapeutic oncology that have the potential to provide diversification and growth, and return on investment while enhancing shareholder value. We will continue to capitalize on our core expertise with analgesics and expand our abilities to capture both earlier-stage opportunities and pursue other therapeutic areas.

We have assembled an experienced and multi-disciplined research and development team of scientists and technicians with a proven expertise working with analgesics and complex formulations. We believe this expertise allows for timely FDA approval of our products. To supplement our internal efforts, the Company engages the services of various independent research organizations, physicians and hospitals to conduct and coordinate our pre-clinical and clinical studies to establish the safety and effectiveness of new products. In addition, many of the research and development activities of products to which we have licensed the marketing rights are performed by our partners.

Our branded product pipeline includes three products in Phase III clinical trials, three products in Phase II clinical trials and one product in Phase I trials. We also have other undisclosed products in early stages of development.

We enhance our financial flexibility by outsourcing certain of our functions, including manufacturing and distribution. Currently, our primary suppliers of contract manufacturing services are Novartis Consumer Health, Inc and Teikoku Seiyaku Co., Ltd.

Through a dedicated sales force of approximately 700 sales representatives in the United States, we market our branded pharmaceutical products to high-prescribing physicians in pain management, neurology, surgery, anesthesiology, oncology and primary care. Our sales force also targets retail pharmacies and other healthcare professionals throughout the United States. We distribute our products principally through independent wholesale distributors, but we also sell directly to retailers, hospitals, clinics, government agencies and pharmacies. Our marketing policy is designed to assure that products and relevant medical information are immediately available to physicians, pharmacies, hospitals, public and private payers, and appropriate health care professionals throughout the country. The Company works to gain access to health authority, Pharmacy Benefit Managers (PBMs) and Managed Care Organizations (MCOs) formularies (lists of recommended or approved medicines and other products), including Medicare Part D plans and reimbursement lists by demonstrating the qualities and treatment benefits of its products.

On a continuous basis, we evaluate and, where appropriate, pursue acquisition opportunities. In particular, we look to continue to enhance our product line by acquiring or licensing rights to additional products and compounds and therefore regularly evaluate selective acquisition and license opportunities. Such acquisitions or licenses may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies.

Our wholly-owned subsidiary, Endo Pharmaceuticals Inc. (EPI), commenced operations in 1997 by acquiring certain pharmaceutical products, related rights and assets of The DuPont Merck Pharmaceutical Company, which subsequently became DuPont Pharmaceuticals Company and was thereafter purchased by the Bristol-Myers Squibb Pharma Company in 2001. Endo Pharmaceuticals Inc. was formed by some members of the then-existing management of DuPont Merck and an affiliate of Kelso & Company who were also parties to the purchase agreement, under which we acquired these initial assets. We were incorporated in Delaware as a holding company on November 18, 1997.

Recent Developments

In February 2008, we amended our license agreement with Vernalis dated July 14, 2004. In addition to amending certain specific terms and conditions of the license agreement, this amendment sets forth an annual minimum net sales threshold that must be achieved prior to any royalties becoming due. Once the annual minimum net sales threshold is reached, royalty payments will be due on the portion of annual net sales that exceed the threshold. In addition, both parties agreed to terminate the co-promotion agreement effective in February 2008. Also in February 2008, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties. Pursuant to the termination agreement, payment of our outstanding note receivable was satisfied by a cash payment from Vernalis of $7 million and by way of a reduction in royalties payable to Vernalis pursuant to the amended license agreement as described above.

In February 2008, we along with our partner Penwest, received a notice from Actavis South Atlantic LLC advising of the filing by Actavis of an ANDA containing a Paragraph IV certification under 21 U.S.C. Section 355(j) for oxymorphone hydrochloride extended-release tablets CII. The Actavis Paragraph IV certification notice refers to Penwest's U.S. Patent Nos. 5,128,143, 5,662,933, 5,958,456, and 7,276,250, which cover the formulation of Opana® ER. These patents are listed in the FDA's Orange Book and expire in 2008, 2013, 2013, and 2023, respectively. In addition to these patents, Opana® ER has a new dosage form (NDA) exclusivity that prevents final approval of any ANDA by the FDA until the exclusivity expires on June 22, 2009. The Company and Penwest are currently reviewing the details of this ANDA from Actavis. The Company and Penwest intend to pursue all available legal and regulatory avenues in defense of Opana® ER, including enforcement of their intellectual property rights and approved labeling.

In January 2008, Peter A. Lankau resigned as President and Chief Executive Officer of the Company effective March 1, 2008. Mr. Lankau also resigned from the Company's board of directors effective January 28, 2008. Nancy Wysenski, Endo's Chief Operating Officer, and Charles A. Rowland, Jr., Endo's Executive Vice President, Chief Financial Officer and Treasurer, have assumed day-to-day leadership responsibilities on an interim basis until a successor is appointed. Ms. Wysenski will also be coordinating responsibilities of the other members of the senior executive team. Roger Kimmel, Chairman of the Board, and two other independent directors, George F. Horner, III and Clive A. Meanwell, M.D., Ph.D. will liaison with Ms. Wysenski and Mr. Rowland until a successor is appointed. The Board of Directors is currently conducting a search for a new CEO.

On December 14, 2007, the Company received a notice from IMPAX advising of the FDA's apparent acceptance for substantive review, as of November 23, 2007, of IMPAX's amended ANDA for generic versions of Opana® ER. IMPAX stated in its letter that the FDA requested IMPAX to provide notification to the Company and Penwest of any Paragraph IV certifications submitted with its ANDA, as required under section 355(j) of the Act. Accordingly, IMPAX's letter included notification that it had filed Paragraph IV certifications with respect to Penwest's U.S. Patent Nos. 7,276,250, 5,958,456 and 5,662,933, which cover the formulation of Opana® ER. These patents are listed in the FDA's Orange Book and expire in 2022, 2013 and 2013, respectively. The Company's Opana® ER product has new dosage form exclusivity that prevents final approval of any ANDA by the FDA until the exclusivity expires on June 22, 2009. In addition, because IMPAX's application referred to patents owned by Penwest Pharmaceuticals, Inc., the Company's marketing partner for Opana® ER, and contained a Paragraph IV certification under section 355(j) of the Act, we believe IMPAX's notice triggered the 45-day period under the Act in which the Company and Penwest could file a patent infringement action and trigger the automatic 30-month stay of approval. Subsequently, on January 25, 2008, the Company and Penwest filed a lawsuit against IMPAX in the United States District Court for the District of Delaware in connection with IMPAX's ANDA. The lawsuit alleges infringement of certain Orange Book-listed U.S. patents that cover the Opana® ER formulation. Additionally, the lawsuit previously filed by the Company and Penwest on November 15, 2007 against IMPAX remains pending. We cannot predict the outcome of this litigation.

In December 2007, we entered into a license, development and supply agreement with Alexza Pharmaceuticals, Inc. (Alexza) for the exclusive development and commercialization rights in North America for Alexza's AZ-003 (Staccato® fentanyl) (Alexza Agreement). Currently in Phase I clinical development, AZ-003, now named EN3294, is the combination of Alexza's proprietary Staccato® system with fentanyl, a drug belonging to the class of compounds known as opioid analgesics. EN3294 is a hand-held, electrically heated, multiple-dose inhaler designed to generate and deliver excipient-free fentanyl aerosol for deep lung delivery. The current product candidate consists of a disposable dose cartridge containing 25 doses each of 25 mcg fentanyl, which is inserted into a reusable controller. Development of additional dosage strengths and quantities is anticipated. The controller consists of software and hardware designed to allow safe, patient-controlled delivery of the drug. Since the Staccato® system can be designed to incorporate a variety of lockout and dosing features, Alexza believes that EN3294 may reduce the potential for abuse and diversion, and facilitate patient-dose titration to the minimum effective drug dose in a simple, convenient and easy-to-use delivery system. EN3294 is patent protected until 2022. Under the terms of the Alexza Agreement, Endo paid Alexza an upfront fee of $10 million, with additional payments of approximately $40 million becoming due upon achievement of predetermined regulatory and commercial milestones. Endo will also pay royalties to Alexza on net sales of EN3294. Endo will assume responsibility for, and funding of, all remaining clinical trial development and regulatory filings. Alexza will manufacture the product for Endo and will be responsible for completing development of the device.

In December 2007, we entered into a license, development and supply agreement with an undisclosed third party collaborative partner for the exclusive clinical development and commercialization rights in Canada and the United States for a certain technology to be utilized in our various product development activities. Under the terms of this agreement the collaborative partner will be responsible for development efforts to conduct pharmaceutical formulation development and will manufacture any such product or products which obtain FDA approval. Endo will be responsible for conducting clinical development activities and for all development costs incurred to obtain regulatory approval. Pursuant to this agreement, we expensed upfront fees of $18.9 million as research and development during the year ended December 31, 2007. In the first quarter of 2008, a $2 million milestone payment became payable and additional payments of approximately 74.8 million euros may become due upon achievement of predetermined regulatory and commercial milestones. Endo will also make payments to the collaboration partner based on net sales of any such product or products commercialized under this agreement.

In December 2007, we reported positive results from the previously announced, planned interim statistical analysis of a Phase III, placebo-controlled, double-blind trial of its development product, Rapinyl™. The data from the analysis of 61 patients demonstrated that Rapinyl™ met its primary endpoint, the Sum of Pain Intensity Difference from baseline to 30 minutes (SPID 0-30), and the results were highly statistically significant ($p=0.0004$). In addition, all the secondary endpoints were met. Statistically significant separation from placebo on mean pain intensity difference was seen as early as 10 minutes. On the basis of these results and in accordance with the predetermined criteria of the interim analysis, Endo terminated enrollment in the double-blind crossover portion of this clinical study. Enrollment in the safety portion of this trial and a second Phase III trial is continuing in order to meet the requirements for safety data to be included in a future New Drug Application filing. Rapinyl™ is an oral, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. Endo licensed the exclusive rights to develop and market Rapinyl™ in North America from Orexo AB.

In December 2007, we initiated the first of two Phase III clinical studies in the fourth quarter of 2007 for EN3285, a topical oral-rinse in development for the prevention or delay of severe oral mucositis (OM), painful mouth sores that often occur in cancer patients undergoing radiation and chemotherapeutic treatment. Endo has agreed to the trial design with the FDA under the Special Protocol Assessment (SPA) process. Under the terms of the SPA, Endo will initiate a multicenter, double-blind, placebo-controlled trial in approximately 240 OM patients undergoing chemoradiation therapy for head and neck cancer. A second Phase III study is expected to begin during the first half of 2008. The FDA will require two Phase III, double-blind, placebo-controlled trials as the basis for an NDA for this indication.

In November 2007, we announced that our topical ketoprofen patch achieved positive results for a four-week, double-blind, placebo-controlled efficacy trial evaluating this once-daily analgesic patch in 309 patients with osteoarthritis flare of the knee. This trial represented the first part of a three-month safety study of the product (the final two months of the study were an open-label extension). The double-blind, placebo-controlled portion of the study met its predetermined primary objective: statistically significant difference from placebo at day 14 in the Western Ontario and McMaster University Osteoarthritis (WOMAC) pain sub-scale ($p=0.014$). Significant treatment differences were observed at all measurement points in this parameter during the double-blind phase. Secondary outcomes, including physician global assessment of study medication and Knee injury and Osteoarthritis Outcome Score (KOOS) sub-scales (pain, symptoms and function), also demonstrated statistically significant differences from placebo. Pain relief was sustained throughout the open-label phase. As Endo previously disclosed, two earlier Phase III double-blind, placebo-controlled clinical trials in patients with ankle sprains and strains and in patients with tendonitis or bursitis of the shoulder, elbow or knee did not meet their primary endpoints. As a result, in July 2007, the Company announced that it has withdrawn its guidance pertaining to the anticipated first-half 2008 filing date of its New Drug Application (NDA) for the topical ketoprofen patch. We are analyzing the results of these two failed Phase III clinical trials and the positive results from the four-week, double-blind, placebo-controlled efficacy trial. The third Phase III study of the original Phase III program, which evaluated the ketoprofen patch in the treatment of pain associated with tendonitis or bursitis of the shoulder, elbow or knee, has been recently concluded and analysis of its findings will be initiated shortly. Additionally, an open-label, Phase III long-term (three months) study evaluating the safety of the ketoprofen patch in patients with osteoarthritis flare in the knee has completed enrollment. Following a full analysis of the aforementioned studies, we plan to initiate a new Phase III program.

In September 2007, we announced that the FDA identified deficiencies and asked for additional information pertaining to our supplemental New Drug Application (sNDA) for Frova® (frovatriptan succinate) 2.5 mg tablets in a "not approvable" letter. The sNDA is for the additional indication of Frova® for the short-term (six days per month) prevention of menstrual migraine. Frova® is already approved and marketed for the acute treatment of migraine with or without aura in adults where a clear diagnosis of migraine has been established. While the FDA acknowledged that both pivotal efficacy trials that had been submitted as part of this sNDA met their primary endpoints in significantly improving the number of headache-free perimenstrual periods (PMPs), it questioned whether the benefit demonstrated was clinically meaningful. The FDA also expressed concern about the potential for increased risk of serious vascular adverse events, though none were observed in the clinical development program. We and our development partner Vernalis Plc, are continuing to evaluate the points raised in the FDA notification, and we are currently determining the appropriate course of action.

In September 2007, we announced the appointment of Nancy J. Wysenski as Chief Operating Officer.
Ms. Wysenski has 30 years of health care industry experi-

ence, most recently as President of EMD Pharmaceuticals, Inc., the U.S. subsidiary of Merck KGaA.

In July 2007, Vernalis Development Limited ("Vernalis") and Endo entered into Amendment No. 3 (Amendment) to the License Agreement dated July 14, 2004. Under the Amendment, Vernalis granted to Endo, a sole and exclusive (even as against Vernalis) license to make, have made, use, commercialize and have commercialized the product Frova® (frovatriptan) in Canada, under the Canadian Trademark.

In July 2007, Novopharm Limited ("Novopharm") and Endo entered into a License Agreement (the "Novopharm Agreement") whereby Endo granted to Novopharm the exclusive right to use, import, sell, have sold, offer to sell, distribute, market, promote and otherwise exploit the product Frova® (frovatriptan) in Canada. Novopharm has paid to the Company an upfront and milestone payments license fee of approximately $0.5 million and agreed to make additional milestone payments totaling $0.4 million upon the occurrence of certain events or based on the passage of time. In addition to the milestone payments, Novopharm will pay to Endo royalties based on a certain percentage of net sales as defined in the Novopharm Agreement. The term of the Novopharm Agreement will continue until the later to occur of 10 years after its July 2007 effective date or the expiration of the last Frova® patent in Canada. We have the right after December 31, 2010 to terminate the Novopharm Agreement upon one hundred eighty (180) days, prior written notice to Novopharm, and may be required to make annual royalty payments to Novopharm for a period of up to three years after such termination on any sales in Canada made by Endo or any of its affiliates during that three-year period.

In April 2007, the Company and Teikoku Seiyaku Co., Ltd. / Teikoku Pharma USA, Inc. (collectively, "Teikoku") amended their Supply and Manufacturing Agreement dated as of November 23, 1998 by and between Endo and Teikoku, pursuant to which Teikoku manufactures and supplies Lidoderm® (lidocaine patch 5%) (the "Product") to Endo. This amendment is referred to as the Amended Agreement. The material components of the Amended Agreement are as follows:

- We have agreed to purchase a minimum number of patches per year through 2012, representing the non-cancelable portion of the Amended Agreement.
- Teikoku has agreed to fix the supply price of Lidoderm® for a period of time after which the price will be adjusted at future dates certain based on a price index defined in the Amended Agreement. Since future price changes are unknown, we have used prices currently existing under the Amended Agreement, and estimated our minimum purchase requirement to be approximately $32 million per year through 2012. The minimum purchase requirement shall remain in effect subsequent to 2012, except that Endo has the right to terminate the Amended Agreement after 2012, if we fail to meet the annual minimum requirement.
- Following cessation of our obligation to pay royalties to Hind Healthcare Inc. ("Hind") under the Sole and Exclusive License Agreement dated as of November 23, 1998, as amended, between Hind and Endo, we will pay to Teikoku annual royalties based on our annual net sales of the Lidoderm®.
- The Amended Agreement will expire on December 31, 2021, unless terminated in accordance with its terms. Either party may terminate this Agreement, upon thirty (30) days written notice, in the event that Endo fails to purchase the annual minimum quantity for each year after 2012 (e.g., 2013 through 2021). Notwithstanding the foregoing, after December 31, 2021, the Amended Agreement shall be automatically renewed on the first day of January each year unless (i) we and Teikoku agree to terminate the Amended Agreement upon mutual written agreement or (ii) either we or Teikoku terminates the Amended Agreement with 180-day written notice to the other party, which notice shall not in any event be effective prior to July 1, 2022.

In April 2007, we announced that Carol A. Ammon, Founder and Chairman of the Board, had informed the Company that she had decided to retire, effective May 30, 2007, from her position as Endo's Chairman to devote more time to her philanthropic activities, and accordingly, did not run for re-election to the Company's board of directors. The Company also announced that Roger H. Kimmel, an independent director of Endo since 2000, had been appointed by the Board to serve as Chairman, effective May 30, 2007.

In January 2007, the Company and Penwest entered into an amendment (the 2007 Amendment) to the 2002 amended and restated strategic alliance agreement between the parties (the 2002 Agreement). Under the terms of the 2007 Amendment, Endo and Penwest agreed to restructure the 2002 Agreement to provide that royalties payable to Penwest for U.S. sales of Opana® ER will be calculated based on net sales of the product rather than on operating profit, and to change certain other provisions of the 2002 Agreement. The 2007 Amendment also resolved the parties' ongoing disagreement with regard to sharing of marketing expenses during the period prior to when Opana® ER reaches profitability. The key financial terms of the 2007 Amendment are summarized as follows:

- With respect to U.S. sales of Opana® ER, Endo's royalty payments to Penwest will be calculated starting at 22% of annual net sales of the product, and, based on agreed-upon levels of annual net sales achieved, the royalty rate can increase to a maximum of 30%.

- No royalty payments will be due to Penwest for the first $41 million of royalties that would otherwise have been payable beginning from the time of the product launch in July 2006.

- Penwest is entitled to receive milestone payments of up to $90 million based upon the achievement of certain agreed-upon annual sales thresholds.

- In 2003, Penwest opted out of funding development costs for Opana® ER. Under the 2007 Amendment, the parties have agreed that Penwest's share of these unfunded development costs will be fixed at $28 million and will be recouped by Endo through a temporary 50% reduction in royalties payable to Penwest. This temporary reduction in royalties will not apply until the $41 million royalty threshold referred to above has been met.

As a result of the terms described above, the Company anticipates that no royalties are or will be due on the first $186.3 million of net sales of Opana® ER as we recoup our previously recognized launch expenses. After this initial $186.3 million of net sales, royalties will be reduced by fifty percent (50%) until we recoup our previously recognized certification period expenses, after which time royalties will be payable on annual net sales based on the royalty rates described above.

In January 2007, following an assessment of the status of DepoDur®, we announced that we notified SkyePharma PLC of our intent to terminate our development and commercialization agreement for this product and, in February 2007, entered into a termination agreement with SkyePharma whereby the Development and Marketing Strategic Alliance Agreement was terminated in its entirety on March 31, 2007. In order to provide for the continued commercial support of the DepoDur® product and the transition of such product to SkyePharma on March 31, 2007, Endo provided a number of services and undertook certain activities. Specifically, Endo employed commercially reasonable efforts to maintain and continue all U.S. commercial activities in support of DepoDur® through March 31, 2007 and supported and/or undertook the transition of certain Endo functions and activities (including third party activities) to SkyePharma that were useful and necessary for SkyePharma to assume commercial and related responsibilities for DepoDur® in the U.S. All such transition services and activities were completed by March 31, 2007.

In January 2007, we received a subpoena issued by the United States Department of Health and Human Services, Office of Inspector General (OIG). The subpoena requests documents relating to Lidoderm® (lidocaine patch 5%), focused primarily on the sale, marketing and promotion of Lidoderm®. We are cooperating with the government to provide the requested documents. At this time, we cannot predict or determine the outcome of the above matter or reasonably estimate the amount or range of amounts of fines or penalties, if any, that might result from an adverse outcome.

CRITICAL ACCOUNTING ESTIMATES – APPLICATION OF CRITICAL ACCOUNTING POLICIES

To understand our financial statements, it is important to understand our critical accounting policies and estimates. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition and sales deductions for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses. Significant estimates and assumptions are also required related to inventories and related inventory reserves, the valuation of long-lived assets, income taxes, contingencies and stock-based compensation. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by us, there may also be other estimates or assumptions that are reasonable. Although we believe that our estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made. Actual results may differ significantly from our estimates.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Our most critical accounting policies and estimates are described below:

Revenue Recognition

Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses. We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured. Revenue from the launch of a new or significantly unique product, for which we are unable to develop the requisite historical data on which to base estimates of returns, due to the uniqueness of the therapeutic area or delivery technology as compared to other products in our portfolio and in the industry, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch.

Decisions made by wholesaler customers and large retail chain customers regarding the levels of inventory they hold (and thus the amount of product they purchase from us) can materially affect the level of our sales in any particular period and thus may not correlate to the number of prescriptions written for our products based on external third-party data. We believe that speculative buying of product, particularly in anticipation of possible price increases, has been the historic practice of many pharmaceutical wholesalers. Over the past three years, our wholesaler customers, as well as others in the industry, began modifying their business models from arrangements where they derive profits from price arbitrage, to arrangements where they charge a fee for their services. In connection with this new wholesaler business model we have entered into distribution service agreements (or DSAs) with five of our wholesaler customers. These agreements, which pertain to branded products only, obligate the wholesalers to provide us with specific services, including the provision of periodic retail demand information and current inventory levels for our branded products held at their warehouse locations; additionally, under these DSAs, the wholesalers have agreed to manage the variability of their purchases and inventory levels within specified limits based on product demand.

As of December 31, 2007, we received information from our four largest U.S. wholesaler customers about the levels of inventory they held for our branded products. Based on this information, which we have not independently verified, we believe that total branded inventory held at these wholesalers is within normal levels. In addition, we also evaluate market conditions for products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally-generated information. During 2007, net sales were impacted by inventory work downs at major wholesalers. We believe this resulted in an approximate 0.5 month reduction in the supply of inventory on-hand at these wholesalers. As such, we believe sales recorded for the year ended December 31, 2007 were generally lower than underlying demand for the products. Going forward, we expect this relationship to normalize with only minor variations occurring quarter to quarter.

Sales Deductions

When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, DSA fees, returns and losses. These provisions, as described in greater detail below, are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

The following table presents the activity and ending balances for our product sales provisions for the last three years (in thousands):

	Returns	Rebates	Chargebacks	Other Sales Deductions	Total
Balance at January 1, 2005	$ 21,649	$ 50,773	$ 40,290	$ 4,450	$ 117,162
Current year provision	23,391	191,220	325,392	52,858	592,861
Prior year provision	(4,004)	(7,759)	—	—	(11,763)
Payments or credits	(19,821)	(138,669)	(314,874)	(41,970)	(515,334)
Balance at December 31, 2005	$ 21,215	$ 95,565	$ 50,808	$ 15,338	$ 182,926
Current year provision	22,780	171,185	416,852	33,254	644,071
Prior year provision	1,193	(4,709)	(1,614)	—	(5,130)
Payments or credits	(25,078)	(189,228)	(432,118)	(42,720)	(689,144)
Balance at December 31, 2006	$ 20,110	$ 72,813	$ 33,928	$ 5,872	$ 132,723
Current year provision	20,770	193,051	307,604	34,164	555,589
Prior year provision	(1,357)	(2,220)	3,753	—	176
Payments or credits	(8,325)	(182,411)	(310,710)	(34,879)	(536,325)
Balance at December 31, 2007	$ 31,198	$ 81,233	$ 34,575	$ 5,157	$ 152,163

Returns

Our provision for returns consists of our estimates of future product returns, pricing adjustments and delivery errors. Consistent with industry practice, we maintain a return policy that allows our customers to return product within a specified period of time both prior and subsequent to the product's expiration date. Our return policy allows customers to receive credit for expired products within six months prior to expiration and within one year after expiration. The primary factors we consider in estimating our potential product returns include:

- the shelf life or expiration date of each product;
- historical levels of expired product returns;
- external data with respect to inventory levels in the wholesale distribution channel;
- external data with respect to prescription demand for our products; and
- estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be an indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our estimate for returns. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

- recently implemented or announced price increases for our products; and

- new product launches or expanded indications for our existing products.

- Conversely, factors that may be an indication that an increase in inventory levels will be other-than-temporary include:

- declining sales trends based on prescription demand;

- recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older product with the shorter shelf life;

- introduction of new product or generic competition;

- increasing price competition from generic competitors; and

- recent changes to the National Drug Codes ("NDCs") of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

Rebates

We establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives, DSA fees, and other allowances. Some customers receive rebates upon attaining established sales volumes. We estimate rebates, sales incentives and other allowances based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. Our rebate programs can generally be categorized into the following four types:

- direct rebates;

- indirect rebates;

- managed care rebates; and

- Medicaid and Medicare Part D rebates.

Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer's purchases from us, including DSA fees paid to wholesalers under our DSA agreements, as described above. Indirect rebates are rebates paid to "indirect customers" which have purchased our products from a wholesaler under a contract with us.

We are subject to rebates on sales made under governmental and managed-care pricing programs. In estimating our provisions for these types of rebates, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate an accrual for managed-care, Medicaid and Medicare Part D rebates as a reduction of revenue at the time product sales are recorded. These rebate reserves are estimated based upon the historical utilization levels, historical payment experience, historical relationship to revenues and estimated future trends. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates that we owe.

We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers, after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance, as well as field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this provision for several periods. Medicaid pricing programs involve particularly difficult interpretations of statutes and regulatory guidance, which are complex and thus our estimates could differ from actual experience.

We continually update these factors based on new contractual or statutory requirements, and significant changes in sales trends that may impact the percentage of our products subject to rebates.

Chargebacks

The provision for chargebacks is one of the most significant and the most complex estimate used in the recognition of our revenue. We market and sell products directly to wholesalers, distributors, warehousing pharmacy chains, and other direct purchasing groups. We also market products indirectly to independent pharmacies, non-warehousing chains, managed care organizations, and group purchasing organizations, collectively referred to as "indirect customers." We enter into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler's invoice price. Such credit is called a chargeback. The primary factors we consider in developing and evaluating our provision for chargebacks include:

- the average historical chargeback credits;
- estimated future sales trends; and
- an estimate of the inventory held by our wholesalers, based on internal analysis of a wholesaler's historical purchases and contract sales.

Other sales deductions

We offer our customers 2% prompt pay cash discounts. Provisions for prompt pay discounts are estimated and recorded at the time of sale. We estimate provisions for cash discounts based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within thirty to sixty days.

Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These credits are customary in the industry and are intended to reduce a customer's inventory cost to better reflect current market prices. The determination to grant a shelf-stock credit to a customer following a price decrease is at our discretion rather than contractually required. The primary factors we consider when deciding whether to record a reserve for a shelf-stock adjustment include:

- the estimated number of competing products being launched as well as the expected launch date, which we determine based on market intelligence;
- the estimated decline in the market price of our product, which we determine based on historical experience and input from customers; and,

- the estimated levels of inventory held by our customers at the time of the anticipated decrease in market price, which we determine based upon historical experience and customer input.

Inventories

Inventories consist of finished goods held for distribution, raw materials and work-in-process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results.

Valuation of Long-lived Assets

Long-lived assets, including property, plant and equipment, licenses and patents are assessed for impairment in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows of the product. In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product and the carrying value is not considered recoverable, impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, generally based on a discounted future cash flow method, independent appraisals or preliminary offers from prospective buyers. An impairment loss would be recognized in net income in the period that the impairment occurs.

Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. As a result of the significance of our amortizable intangibles, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations.

During the year ended December 31, 2007, as a result of the continued lack of commercial success of Synera™, we recorded an impairment charge of $0.9 million related to the remaining unamortized portion of our ZARS intangible asset.

During the year ended December 31, 2006, due to the delay in the anticipated commercial success of DepoDur® and Synera™, we evaluated our SkyePharma and ZARS intangible assets for impairment and determined that an impairment did exist for each intangible asset. We recorded impairment losses of approximately $31.3 million during the year ended December 31, 2006 with respect to these intangible assets.

The cost of licenses are either expensed immediately or, if capitalized, are stated at cost, less accumulated amortization and are amortized using the straight-line method over their estimated useful lives ranging from twelve to twenty years, with a weighted average useful life of approximately 16 years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. The value of these licenses is subject to continuing scientific, medical and marketplace uncertainty. Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Income Taxes

Provisions for income taxes are calculated on reported pre-tax income based on current tax laws, statutory tax rates and available tax incentives and planning opportunities in various jurisdictions in which we operate. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. We recognize deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could effect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

On a periodic basis, we evaluate the realizability of our deferred tax assets and liabilities and will adjust such amounts in light of changing facts and circumstances, including but not limited to future projections of taxable income, tax legislation, rulings by relevant tax authorities, tax planning strategies and the progress of ongoing tax audits. Settlement of filing positions that may be challenged by tax authorities could impact the income tax position in the year of resolution.

At December 31, 2007, we had $115.4 million of gross deferred tax assets, which included the effects of accrued expenses and reserves of $54.9 million, federal net operating loss and state net operating losses of $10.8 million, capital loss carryforwards of $10.8 and other items of $38.9 million. Deferred tax assets attributable to state net operating losses (NOLs) and capital loss carryforwards are offset by valuation allowances of $1.4 million and $10.8 million, respectively. The realization of certain of these future state NOL benefits is not considered more likely than not as they were acquired in connection with our purchase of RxKinetix in 2006 (now known as Endo Pharmaceuticals Colorado, LLC). Accordingly, the state NOLs are limited to future state taxable income of Endo Pharmaceuticals Colorado, LLC on a separate company basis. The realization of these state NOLs and capital loss carryforward benefits is not considered more likely than not as we do not anticipate future state taxable income in Endo Pharmaceuticals Colorado, LLC or future capital gain income. At December 31, 2007, the Company had $28.3 million in capital loss carryforwards, for tax purposes, which expire in 2009. Also, at December 31, 2007, the Company had $24.4 million in federal NOLs and $72.4 million in state NOLs which expire at various intervals between 2010 and 2026. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible or the NOLs and capital loss carryforwards can be utilized. We believe that for other than certain state NOLs and capital loss carryforwards we will generate sufficient future taxable income to fully realize our deferred tax assets.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), The provisions of FIN 48 apply to all material tax positions in all taxing jurisdictions for all open tax years. FIN 48 establishes a two-step process for evaluating tax positions. Step 1 – Recognition, requires the Company to determine whether a tax position, based solely on its technical merits, has a likelihood of more than 50 percent ("more-likely-than-not") that the tax position taken will be sustained upon examination. Step 2 – Measurement, which is only addressed if Step 1 has been satisfied, requires the Company to measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

Under FIN 48 we determined that certain income tax positions did not meet the more-likely-than-not recognition threshold and, therefore, required a 100% reserve. Accordingly, as of January 1, 2007, the Company recorded a non-cash cumulative transition charge of approximately $2.7 million, recorded as a reduction to beginning retained earnings and we have not restated any prior period amounts. As of January 1, 2007, the Company accrued $2.2 million in interest and penalties. The total amount of unrecognized tax benefits as of January 1, 2007 was $7.7 million.

Contingencies

The Company is subject to various patent, product liability, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Contingent accruals are recorded when the Company determines that a loss related to a litigation matter is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgments regarding future events.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations ("APB 25"), as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*. No stock-based employee compensation cost was recognized in the Statement of Operations for the year ended December 31, 2005. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost recognized during the years ended December 31, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement No. 123(R). Results for prior periods have not been restated.

For all of the Company's stock-based compensation plans, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is expected to be zero, as the Company has not paid cash dividends to date and does not currently expect to pay cash dividends) and the expected term of the option. Expected volatilities utilized in the model are based mainly on the historical volatility of the Company's stock price and other factors. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. During 2006, in accordance with Staff Accounting Bulletin No. 107 ("SAB 107"), *Share-Based Payment*, the Company calculated the expected term of options granted using the simplified method. The simplified method was intended to be a temporary estimation technique and was to be phased out as more detailed information about exercise behavior became readily available. Beginning in 2007, we estimate the expected term of options granted based on our historical experience with our employees' exercise of stock options and other factors. Changes in the inputs and assumptions can materially affect the measure of the estimated fair value of our employee stock options. Also, the accounting estimate of stock-based compensation expense is reasonably likely to change from period to period as further stock options are granted and adjustments are made for stock option forfeitures and cancellations. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options has been determined in accordance with SFAS 123(R), using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. The total value of compensation expense for restricted stock is equal to the closing price of Endo shares on the date of grant.

As of December 31, 2007, the total remaining unrecognized compensation cost related to non-vested stock options and restricted stock amounted to $31.7 million. The weighted average remaining requisite service period of the non-vested stock options and restricted stock was 2.39 years and 1.19 years, respectively. This unrecognized compensation cost does not include the impact of any future stock-based compensation awards.

RESULTS OF OPERATIONS

The Company reported net income for 2007 of $227.4 million or $1.69 per diluted share on total net sales of $1.09 billion compared with net income of $137.8 million or $1.03 per diluted share on total net sales of $909.7 million for 2006. During 2007, net sales surpassed $1.0 billion for the first time in Company history, primarily as a result of continued growth of Lidoderm®. We increased our investment in marketing expenses in support of key products, and continued our commitment to research and development. Our results also benefited from increased interest income earned as a result of a higher average cash balance throughout 2007 compared to 2006 and as a result of holding investments in marketable securities which have had a higher rate of return as compared to our other investment vehicles. Net income comparisons between 2007 and 2006 are affected by the impact of certain significant items reflected in our 2006 financial results. Our results for 2006 included: $31.3 million related to the write-down of our SkyePharma and ZARS intangible assets; $26.0 million resulting from the estimated fair value of tangible and intangible assets to be used in research and development activities that we acquired from RxKinetix in October 2006; and compensation expense and the related employer payroll taxes of approximately $41.3 million related to the one-time bonuses Endo Pharma LLC, a limited liability company that is no longer affiliated with the Company, but had historically held significant portions of our common stock, in which affiliates of Kelso & Company and certain current and former members of management have an interest, paid to certain of our executives.

In prior years, our cost of sales did not include amortization expense of intangible assets related to commercial products. However, we have reclassified the amortization expense of these intangible assets to cost of sales in our Consolidated Statements of Operations for the years ended December 31, 2006, and 2005 to conform to the current period presentation. Amortization expense for our intangible assets related to commercial products, that has been reclassified to cost of sales for the years ended December 31, 2006 and 2005 was approximately $7.5 million and $5.9 million, respectively. Amortization expense for intangible assets related to products under development for the years ended December 31, 2006 and 2005, that has been reclassified to research and development, was approximately $1.3 million and $1.7 million, respectively. As a result of the removal of a separate line item for depreciation and amortization, depreciation expense for the years ended December 31, 2006 and 2005 has been reclassified to research and development expense or selling, general and administrative expense in our Consolidated Statements of Operations based on upon usage of the underlying fixed assets. Depreciation expense reclassified to research and development expense for the years ended December 31, 2006 and 2005 was approximately $2.5 million and $1.8 million, respectively. Depreciation expense reclassified to selling, general and administrative expense for the years ended December 31, 2006 and 2005 was approximately $6.2 million and $6.0 million, respectively. In addition, we have removed the presentation of a separate line for gross profit from our Consolidated Statements of Operations. Diversity in practice exists with respect to the inclusion of the amortization expense of intangible assets in cost of sales and the presentation of gross profit in the Statements of Operations. We believe that our current presentation is consistent with the majority of our peers and will facilitate a more meaningful comparison of operating results among companies in our industry.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Net Sales

Net sales for the year ended December 31, 2007 increased 20% to $1.09 billion from $909.7 million in the comparable 2006 period. This increase in net sales is primarily driven by increased sales of Lidoderm® as well as increased net sales of Opana® ER and Opana®, which were launched in the second half of 2006. These increases are partially offset by the reduction in sales of our generic oxycodone extended-release tablets, resulting from the Company's settlement with Purdue (as described in more detail below). For the year ended December 31, 2007, increased sales volume contributed 15% of the total sales growth of 20%, while selling price increases contributed the remaining 5% of the total sales growth. The volume growth achieved in 2007 includes the unfavorable impact of reduced inventories at our major wholesaler customers. We believe this decline in inventory levels at these wholesalers is due to improved distribution efficiencies, resulting in their ability to maintain lower levels of inventory on-hand.

The following table displays our net sales by product category and as a percentage of total net sales for the year ended December 31, 2007 and 2006 (dollars in thousands):

	Year Ended December 31			
	2007		2006	
	$	%	$	%
Lidoderm®	705,587	65	566,785	62
Percocet®	121,742	11	102,707	11
Opana® ER and Opana®	107,143	10	6,845	1
Frova®	52,437	5	40,564	5
Other brands	11,065	1	14,027	1
Total brands	997,974	92	730,928	80
Generic oxycodone extended-release tablets	—	—	57,075	6
Other generics	87,634	8	121,656	14
Total generics	87,634	8	178,731	20
Total net sales	1,085,608	100	909,659	100

Lidoderm®. Net sales of Lidoderm® for the year ended December 31, 2007 increased by $138.8 million or 24%, to $705.6 million from $566.8 million in the comparable 2006 period. The increase is primarily attributable to continued prescription growth of the product. We believe the continued growth of Lidoderm® is driven by the product's proven clinical effectiveness combined with our continued promotional activities positioning Lidoderm® as the only prescription analgesic patch specifically designed to effectively relieve the localized pain of post-herpetic neuralgia (PHN) with low risk of systemic side effects and drug to drug interactions. We believe we also are benefiting from our educational programs designed to improve our target audience's understanding regarding the localized pain of PHN. In addition, our managed care efforts are focused on Medicare Part D, which consists predominately of elderly patients who are at greater risk for PHN. Medicare Part D has also served to raise overall awareness among formulary decision-maker resulting in an ongoing assessment of how best to secure access for patients.

Percocet®. Net sales of *Percocet®* for the year ended December 31, 2007 increased by $19.0 million or 19%, to $121.7 million from $102.7 million in the comparable 2006 period. The increase is primarily attributable to improved pricing during the year ended December 31, 2007.

Opana® ER and Opana®. Net sales of Opana® ER and Opana® for the twelve moths ended December 31, 2007 increased by $100.3 million to $107.1 million from $6.8 million in the comparable 2006 period. Opana® ER and Opana® were not launched until the second half of 2006. In addition, net sales of Opana® ER and Opana® for the year ended December 31, 2007 includes $13.8 million of deferred revenue recognized during the first quarter of 2007 for commercial shipments made to customers during 2006.

Frova®. Net sales of Frova® for the year ended December 31, 2007 increased by $11.9 million or 29%, to $52.4 million from $40.6 million in the comparable 2006 period. The growth in net sales is primarily attributable to continued prescription growth of the product, as we continue to drive our promotional efforts through our expanded sales force.

Generics. Net sales of our generic products for the year ended December 31, 2007 decreased by $91.1 million or 51%, to $87.6 million from $178.7 million in the comparable 2006 period. The decrease is primarily attributable to the fact that sales of our generic oxycodone extended-release tablets ceased on December 31, 2006. In August 2006, we reached an agreement with The Purdue Frederick Company and related companies (Purdue) to settle long-running litigation claiming that our oxycodone extended-release tablets, 10mg, 20mg, 40mg, and 80mg, bioequivalent versions of Purdue's OxyContin®, infringed Purdue's patents. Pursuant to the settlement, we discontinued selling our oxycodone extended-release products effective December 31, 2006. In addition, continued generic competition for our generic products also contributed to the decrease in sales over the comparable periods of 2006. Generic competition with our products may have a material impact on our results of operations and cash flows in the future.

Gross Margin, Costs and Expenses

The following table sets forth costs and expenses for the years ended December 31, 2007 and 2006:

	December 31,		
(in thousands)	2007	2006	% Change
Cost of sales	$217,369	$208,889	4%
Selling, general and administrative	411,869	346,303	19%
Research and development	138,255	86,629	60%
Impairment of other intangible assets	889	31,263	(97)%
Purchased in-process research and development	—	26,046	(100)%
Total costs and expenses	$768,382	$699,130	10%

Costs of Sales and Gross Margin. Costs of sales for the year ended December 31, 2007 increased by $8.5 million or 4%, to $217.4 million from $208.9 million in the comparable 2006 period. Cost of sales as a percent of revenue was 20% for the year ended December 31, 2007 compared with 23% during the year ended December 31, 2006. Amortization expense included in cost of sales for our intangible assets related to commercial products for the year ended December 31, 2007 and 2006 was $4.9 and $7.5 million, respectively. Diversity in practice exists with respect to the inclusion of the amortization expense of intangible assets in cost of sales. We believe that our current presentation is consistent with the majority of our peers and will facilitate a more meaningful comparison of operating results between companies in our industry. Also included in costs of sales for 2007 is $7.9 million of royalties on sales of Frova® pursuant to our agreement with Vernalis. The requirement to pay royalties to Vernalis began in 2007. Gross profit margins for the year ended December 31, 2007 were 80% compared with 77% for the comparable 2006 period. This increase is primarily attributable to a favorable mix of product revenues, as we derived a higher proportion of total revenue from higher margin branded products compared to revenues in the comparable 2006 period. In addition, we benefited from lower product costs in 2007 compared with 2006 as a result of lower negotiated product costs at certain 3rd party manufacturers. This favorability was partially offset by the inclusion in costs of sales of the Vernalis royalties mentioned above. We expect to continue to benefit from this favorable product mix as we head into 2008, as higher-margin branded products should continue to represent a higher proportion of total revenue. However, this favorability is expected to be offset by increased costs as we continue to expand our contracting with managed care organizations and begin paying royalties on a portion of the 2008 net sales of Opana® ER.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2007 increased by 19% to $411.9 million from $346.3 million in the comparable 2006 period. This increase is primarily due to an increase in sales and promotional efforts in 2007 over the comparable 2006 period due to our continued investment in our commercial business and our infrastructure to support our key on-market products and pipeline. Selling, general and administrative expenses in 2007 include the full year impact of the expansion of the sales force that occurred in the second half of 2006, combined with continuing investments in infrastructure to support Endo's long-term growth including the addition of approximately 100 sales representatives during the second half of 2007, the pre-launch expenses for Frova® (MM) and the continued launch expenses of Opana® ER and Opana®. Selling, general and administrative expenses for the year ended December 31, 2006 includes compensation expense and the related employer payroll taxes of approximately $41.3 million related to the one-time bonuses Endo Pharma LLC, a limited liability company that is no longer affiliated with the Company, but had historically held significant portions of our common stock, in which affiliates of Kelso & Company and certain current and former members of management have an interest, paid to certain of our executives.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2007 increased by 60% to $138.3 million from $86.6 million in the comparable 2006 period. Research and development expense growth reflects the Company's ongoing commitment to clinical research as well as the impact of the Company's external collaborations. Primarily as a result of the Company's licensing arrangements with Alexza and an undisclosed third party collaboration partner, upfront and milestone payments expensed during 2007 increased to $34.9 million from $10.7 million in 2006. The remaining increase in research and development expense resulted from the ongoing clinical development of Rapinyl™, our topical ketoprofen patch, our transdermal sufentanil patch and EN3285, our oral rinse for the treatment of oral mucositis obtained through our acquisition of RxKinetix in October 2006.

In December 2007, we reported positive results from the previously announced, planned interim statistical analysis of a Phase III, placebo-controlled, double-blind trial of our development product, EN3267, also known as Rapinyl™. The data from the analysis of 61 patients demonstrated that Rapinyl™ met its primary endpoint, the Sum of Pain Intensity Difference from baseline to 30 minutes (SPID 0-30), and the results were highly statistically significant ($p=0.0004$). In addition, all the secondary endpoints were met. Statistically significant separation from placebo on mean pain intensity difference was seen as early as 10 minutes. On the basis of these results and in accordance with the predetermined criteria of the interim analysis, Endo terminated enrollment in the double-blind crossover portion of this clinical study. Enrollment in the safety portion of this trial and a second Phase III safety trial is continuing in order to meet the requirements for safety data to be included in a future New Drug Application filing.

Rapinyl™ is an oral, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. Breakthrough pain is defined as a transient increase in pain intensity above the background pain level and is characterized by rapid onset and severe intensity. It is generally self limiting and has an average duration of 30 minutes. Breakthrough pain can be defined by several types including incidental (predictable), idiopathic or spontaneous (not predictable), and end-of-dose failure.

The incidence of breakthrough pain varies widely, yet it is estimated that between one-half and one-third of chronic cancer pain patients experience breakthrough pain (approximately 800,000 patients). Breakthrough pain is often under-diagnosed and under-treated due to concerns among health care professionals, patients and managed care organizations about overmedicating. Nevertheless, in ongoing market research, healthcare providers and patients react positively to the product profile of EN3267. The sublingual technology is appealing with no need for massaging and placement under the tongue seen as favorable.

Endo licensed the exclusive rights to develop and market Rapinyl™ in North America from Orexo AB. Our agreement with Orexo provides for us to make additional license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application, $17.7 million of which has been recorded through December 31, 2007 and included in research and development expense. Of this $17.7 million expensed from the inception of the agreement through December 31, 2007, $5.2 million has been recorded during each of the years ended December 31, 2007 and 2006. The agreement also provides for royalties upon commercial sales and may include sales milestones, if defined sales thresholds are achieved.

In November 2007, we announced that EN3269, our topical ketoprofen patch, being developed for the localized treatment of acute pain associated with soft-tissue injuries, achieved positive results for a four-week, double-blind, placebo-controlled efficacy trial evaluating this once-daily analgesic patch in 309 patients with osteoarthritis flare of the knee. This trial represented the first part of a three-month safety study of the product (the final two months of the study were an open-label extension). The double-blind, placebo-controlled portion of the study met its predetermined primary objective: statistically significant difference from placebo at day 14 in the WOMAC pain sub-scale ($p=0.014$). Significant treatment differences were observed at all measurement points in this parameter during the double-blind phase. Secondary outcomes, including physician global assessment of study medication and KOOS sub-scales (pain, symptoms and function), also demonstrated statistically significant differences from placebo. Pain relief was sustained throughout the open-label phase. As Endo previously disclosed, two earlier Phase III double-blind, placebo-controlled clinical trials in patients with ankle sprains and strains and in patients with tendonitis or bursitis of the shoulder, elbow or knee did not meet their primary endpoints. As a result, in July 2007, the Company withdrew its guidance pertaining to the anticipated first-half 2008 filing date of its New Drug Application (NDA) for the topical ketoprofen patch. We are analyzing the results of these two failed Phase III clinical trials and the positive results from the four-week, double-blind, placebo-controlled efficacy trial. The third Phase III study of the original Phase III program, which evaluated the ketoprofen patch in the treatment of pain associated with tendonitis or bursitis of the shoulder, elbow or knee, has been recently concluded and analysis of its findings will be initiated shortly. Additionally, an open-label, Phase III long-term (three months) study evaluating the safety of the ketoprofen patch in patients with osteoarthritis flare in the knee has completed enrollment. Following a full analysis of the aforementioned studies, we plan to initiate a new Phase III program.

Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. The anticipated benefits of EN3269 include low systemic exposure to minimize gastrointestinal and cardiovascular side effects of ketoprofen, local targeted pain control and convenience of once-daily dosing. The soft-tissue injury (STI) market, comprising sprains and strains, bursitis and tendonitis and back pain (only related to an STI), is large with approximately 55 million injuries and 70 million visits to physicians per year. Contrary to popular belief these injuries most often result from daily activities, and are not sports related. The shoulder and back are the most common sites of injury, but half of sufferers report smaller sites such as the ankle, elbow and knee and wrist.

Endo licensed the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch from ProEthic Pharmaceuticals, Inc. Under the terms of the agreement, in 2005, we paid a $10 million upfront fee that was expensed as research and development during the year ended December 31, 2005. We made a $5 million milestone payment upon the achievement of a regulatory milestone that was expensed as research and development during the year ended December 31, 2006. We could be required to make additional payments of approximately $8 million upon the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch.

In December 2007, we initiated the first of two Phase III clinical studies for EN3285, a topical oral rinse for the prevention or delay of oral mucositis (OM), painful mouth sores that often occur in cancer patients undergoing radiation and chemotherapeutic treatment. The anticipated benefits of EN3285 are ease of use for patients and no systemic side-effects. OM is the most common and clinically significant toxicity of chemo/radiation therapy for head and neck cancer patients, but is also seen at a high incidence with treatments associated with hematologic, breast, colorectal, prostate and lung cancers. Clinical consequences of OM include pain, inability to eat, dehydration, the need for parenteral nutrition, infection and interruption of cancer treatment. Despite the availability of a wide range of agents used to try to manage OM, there is little evidence of their efficacy. As a result there is a major unmet need in this category of supportive care in cancer. Approximately 400,000 people each year suffer from OM, with the number possibly increasing as more aggressive cancer therapies becoming part of normal treatment protocols.

OM is still under-recognized and under-treated, even after diagnosis. This is most likely due to the inadequacies of current treatments and the lack of evidence-based guidelines. Among those patients who receive treatment for their OM, fewer than 50% experience any relief. As a result, there is a high unmet need for new treatments for OM—a major market opportunity for EN3285.

EN3285 was acquired as part of the acquisition of RxKinetix in October 2006. In addition to the acquisition date purchase price of $20.5 million, additional contingent cash purchase consideration of up to $95 million may become due upon the achievement of certain clinical and regulatory milestones, of which $15.0 million is due upon the first dosage being administered to a patient in a clinical phase III trial. The $15.0 million payment, if and when it becomes due, will be applied against the "estimated amount due seller" recorded as of the acquisition date, which represented the excess of fair value of the net assets acquired compared to the amount paid as of the acquisition date. Contingent consideration paid in the future will be first applied to reduce the amount recorded as estimated amount due seller, and thereafter to the net assets acquired based on their relative fair values. Of the purchase price, approximately $26.0 million was allocated to tangible and intangible assets to be used in research and development activities and those assets were written-off to purchased in-process research and development, as of the 2006 acquisition date.

During 2007, we initiated a Phase IIa clinical trial in patients with moderate-to-severe chronic pain for our transdermal sufentanil patch (EN3270). EN3270 has the potential to be the first 7-day patch for moderate-to-severe chronic pain with a profile that consistently delivers pain relief while minimizing adverse events. Its expected advantages in the market will be the consistency of delivery and the small size of the patch that provides powerful long-lasting analgesia. The chronic pain market is very large with 50-75 million patients suffering from serious pain. Pain is often under diagnosed and under treated. Patients will self-treat with over-the-counter (OTC) medications, or may not continue to seek help when they have failed treatment.

Endo licensed the U.S. and Canadian rights to develop and commercialize the sufentanil-containing transdermal patch from DURECT. We have assumed all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee, which was expensed as research and development, and are subject to potential additional payment requirements of up to approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch.

In December 2007, we entered into a license, development and supply agreement with Alexza Pharmaceuticals, Inc. (Alexza) for the exclusive development and commercialization rights in North America for Alexza's AZ-003 (Staccato® fentanyl) (Alexza Agreement). Currently in Phase I clinical development, AZ-003, now named EN3294, is the combination of Alexza's proprietary Staccato® system with fentanyl, a drug belonging to the class of compounds known as opioid analgesics. EN3294 is a hand-held, electrically heated, multiple-dose inhaler designed to generate and deliver excipient-free fentanyl aerosol for deep lung delivery. The current product candidate consists of a disposable dose cartridge containing 25 doses each of 25 mcg fentanyl, which is inserted into a reusable controller. Development of additional dosage strengths and quantities is anticipated. The controller consists of software and hardware designed to allow safe, patient-controlled delivery of the drug. Since the Staccato® system can be designed to incorporate a variety of lockout and dosing features, Alexza believes that EN3294 may reduce the potential for abuse and diversion, and facilitate patient-dose titration to the minimum effective drug dose in a simple, convenient and easy-to-use delivery system. EN3294 is patent protected until 2022. Under the terms of the Alexza Agreement, Endo paid Alexza an upfront fee of $10 million which was expensed as research and development during the year ended December 31, 2007, with additional payments of approximately $40 million becoming due upon achievement of predetermined regulatory and commercial milestones. Endo will also pay royalties to Alexza on net sales of EN3294. Endo will assume responsibility for, and funding of, all remaining clinical trial development and regulatory filings. Alexza will manufacture the product for Endo and will be responsible for completing development of the device.

In December 2007, we entered into a license, development and supply agreement with an undisclosed third party collaborative partner for the exclusive clinical development and commercialization rights in Canada and the United States for a certain technology to be utilized in our various product development activities. Under the terms of this agreement the collaborative partner will be responsible for development efforts to conduct pharmaceutical formulation development and will manufacture any such product or products which obtain FDA approval. Endo will be responsible for conducting clinical development activities and for all development costs incurred to obtain regulatory approval. Pursuant to this agreement, we expensed upfront fees of $18.9 million as research and development during the year ended December 31, 2007. In the first quarter of 2008, a $2 million milestone payment became payable and additional payments of approximately 74.8 million euros may become due upon achievement of predetermined regulatory and commercial milestones. Endo will also make payments to the collaboration partner based on net sales of any such product or products commercialized under this agreement.

Impairment of Other Intangible Assets. During the year ended December 31, 2007, as a result of the continued lack of commercial success of Synera™, we recorded an impairment charge of $0.9 million related to the remaining unamortized portion of our ZARS intangible asset. During the year ended December 31, 2006, due to the delay in the anticipated commercial success of DepoDur® and Synera™, we evaluated our SkyePharma and ZARS intangible assets for impairment and determined that an impairment did exist for each intangible asset. We recorded impairment losses of approximately $31.3 million during the year ended December 31, 2006 with respect to these intangible assets.

Interest and Other Income, Net

Interest and other income, net for the year ended December 31, 2007 increased by 55% to $36.0 million from $23.2 million in the comparable 2006 period. This change is due to the increased interest income earned as a result of a higher average cash balance throughout 2007 compared to 2006 and as a result of holding investments in marketable securities which have had a higher rate of return as compared to our other investment vehicles utilized in 2006. During the second quarter of 2007, the Company began investing in marketable securities.

Income Tax

Income tax expense for the year ended December 31, 2007 increased by 31% to $125.8 million from $95.9 million in the comparable 2006 period. The increase in income tax expense is primarily a result of the increase in income before income tax for the year ended December 31, 2007 compared to the comparable period in 2006. The impact of the increase in income before income tax is partially offset by a reduction in our effective tax rate. Our effective tax rate for the year ended December 31, 2007 decreased to 35.6% from 41.0% in the comparable period of 2006. The decrease in the effective income tax rate is primarily a result of the non-deductible charge for purchased in-process research and development in 2006 related to our acquisition of RxKinetix, certain non-deductible executive compensation charges in 2006 and higher tax-free interest income earned in 2007 as a result of a higher average cash and marketable securities balances throughout 2007 compared to 2006.

2008 Outlook

We estimate our 2008 net sales to between $1.225 billion and $1.250 billion. Our estimate is based on the continued growth of our branded product portfolio, primarily driven by prescription demand for Lidoderm® and Opana® ER and Opana®. Cost of goods sold as a percent of net sales and gross margins are expected to remain consistent with 2007. Although higher-margin branded products should continue to represent a higher proportion of total revenue, this favorability is expected to be offset by increased costs as we continue to expand our contracting with managed care organizations and begin paying royalties on a portion of the 2008 net sales of Opana® ER. Selling, general and administrative expenses are expected to increase as we continue to provide promotional support behind our key on-market products, including the full-year impact of the expansion of the sales force that occurred in 2007 combined with incremental investments in infrastructure to support our long-term growth. R&D expenses are expected to increase as we invest in clinical development programs in support of our mid-to-late stage development products.

Of course, there can be no assurance of that the Company will achieve these results.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net Sales.

Net sales for the year ended December 31, 2006 increased 11% to $909.7 million from $820.2 million in the comparable 2005 period. This increase in net sales was primarily due to increased sales of Lidoderm®, as well as initial sales of Opana® and Opana® ER , which were launched in the second half of 2006. In addition, we benefited from a shift in enrollees, based on estimated patient enrollment, from Medicaid to Medicare under Medicare Part D, which resulted in a net decrease in the relevant rebate accruals. Net sales of generic products in 2006 were unfavorable compared to 2005, primarily due to the expiration on December 5, 2005 of our marketing exclusivity period for our oxycodone extended-release tablets, 10mg, 20mg, 40mg, and 80mg, bioequivalent versions of Purdue's OxyContin®.

The following table displays our net sales by product category and as a percentage of total net sales for the years ended December 31, 2006 and 2005 (dollars in thousands):

	Year Ended December 31			
	2006		2005	
	$	%	$	%
Lidoderm®	566,785	62	419,418	51
Percocet®	102,707	11	110,700	13
Opana® ER and Opana®	6,845	1	–	–
Frova®	40,564	5	38,096	5
Other brands	14,027	1	15,029	2
Total brands	730,928	80	583,243	71
Generic oxycodone extended-release tablets	57,075	6	113,969	14
Other generics	121,656	14	122,952	15
Total generics	178,731	20	236,921	29
Total net sales	909,659	100	820,164	100

Lidoderm®. Net sales of Lidoderm® for the year ended December 31, 2006 increased by $147.4 million or 35%, to $566.8 million from $419.4 million in comparable 2006 period. The increase is primarily attributable to continued prescription growth of the product. We believe the continued growth of Lidoderm® is driven by the product's proven clinical effectiveness combined with incremental promotional support generated by the expansion of our sales force in 2006. In addition, Lidoderm® benefited from a shift in enrollees, based on estimated patient enrollment, from Medicaid to Medicare under Medicare Part D, which resulted in a net decrease in the relevant rebate accruals.

Opana® ER and Opana®. Net Sales of Opana® ER and Opana® for the twelve moths ended December 31, 2006 were $6.8 million. Opana® ER and Opana® were launched during the second half of 2006. As of December 31, 2006, we recorded $13.8 million of deferred revenue related to commercial shipments made to customers during 2006. The $13.8 million of deferred revenue was recognized in 2007.

Generics. Net sales of our generic products for the year December 31, 2006 decreased by $58.2 million or 25%, to $178.7 million from $236.9 million in the comparable 2006 period. Sales of our generic oxycodone extended-release tablets decreased to $57.1 million from $114.0 million in the comparable 2005 period. After the expiration of our marketing exclusivity period on December 5, 2005, several competitors launched bioequivalent versions of the 10mg, 20mg and 40mg strengths of OxyContin®. The entrance of these competitors reduced our market share for bioequivalent versions of OxyContin®. In addition, in August 2006, we reached an agreement with The Purdue Frederick Company and related companies (Purdue) to settle long-running litigation claiming that our oxycodone extended-release tablets, 10mg, 20mg, 40mg, and 80mg, bioequivalent versions of Purdue's OxyContin®, infringe Purdue's patents. Pursuant to the settlement, we discontinued selling our oxycodone extended-release products effective December 31, 2006. Net sales of our other generic products decreased to $121.7 million from $123.0 million in the comparable 2005 period. Continued generic competition has decreased both our market share as well as the price of these other generic products.

Gross Margin, Costs and Expenses

The following table sets forth costs and expenses for the years ended December 31, 2006 and 2005:

	December 31,		
(in thousands)	2006	2005	% Change
Cost of sales	$208,889	$192,296	9 %
Selling, general and administrative	346,303	217,267	59 %
Research and development	86,629	91,837	(6)%
Impairment of other intangible assets	31,263	5,515	467 %
Purchased in-process research and development	26,046	–	N/A
Total costs and expenses	$699,130	$506,915	38 %

Costs of Sales and Gross Margin. Costs of sales for the year ended December 31, 2006 increased by $16.6 million or 9%, to $208.9 million from $192.3 million in the comparable 2006 period. Cost of sales as a percent of revenue was

23% for the year ended December 31, 2006 and 2005. Amortization expense included in cost of sales for our intangible assets related to commercial products for the years ended December 31, 2006 and 2005 was $7.5 and $5.9 million, respectively. Gross profit margins for the year ended December 31, 2006 and 2005 were 77%. Gross margins remained flat despite a more favorable branded versus generic product mix in 2006 compared to 2005, as well as additional benefits realized from the shift in enrollees, based on estimated patient enrollment, from Medicaid to Medicare under Medicare Part D, as noted above. Offsetting this favorability was the impact of the December 2005 expiration of our marketing exclusivity on our generic oxycodone extended-release tablets, and higher amortization expense included in cost of sales in 2006 compared to 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2006 increased by $129.0 million or 59% to $346.3 million from $217.3 million in the comparable 2005 period. The year-over-year increase is due to stock and cash compensation expense and the related employer payroll taxes of approximately $41.3 million, which was funded entirely by Endo Pharma LLC, a limited liability company that is no longer affiliated with the Company, but had historically held significant portions of our common stock, in which affiliates of Kelso & Company and certain current and former members of management have an interest. This stock and cash compensation related to the one-time stock and cash bonuses Endo Pharma LLC awarded to certain of our current and former executives (see the disclosures under Note 15. Related Party Transactions, included in the consolidated financial statements of this Report for further information), as well as the recording of stock-based compensation expense of approximately $10.9 million as a result of the adoption of SFAS 123(R) on January 1, 2006. In addition, we escalated our sales and promotional efforts in 2006 over the comparable 2005 period due to our continued investment in our commercial business and our infrastructure to support our products and pipeline, including the addition of approximately 220 sales representatives during the second half of 2006 and the pre-launch and launch expenses for Opana® ER and Opana®.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2006 decreased by $5.2 million or 6% to $86.6 million from $91.8 million in the comparable 2005 period. This decrease is primarily attributable to the year-over-year difference in up-front license fees and milestone payments expensed during 2006 compared to 2005. During the year ended December 31, 2005, we expensed $20 million related to the up-front license fees for the topical ketoprofen patch and the transdermal sufentanil patch as well as $7.3 million in milestone payments related to Rapinyl™. In comparison, during the year ended December 31, 2006, we expensed milestone payments of $10.2 million related to the transdermal sufentanil patch and Rapinyl™. In addition, we incurred increased expenditures in 2006 related to the continuing clinical development of Rapinyl™, our topical ketoprofen patch and our transdermal sufentanil patch.

Impairment of Other Intangible Assets. During the year ended December 31, 2006, due to the delay in the anticipated commercial success of DepoDur® and Synera™, we evaluated our SkyePharma and ZARS intangible assets for impairment and determined that an impairment did exist for each intangible asset. We recorded impairment losses of approximately $31.3 million during the year ended December 31, 2006 with respect to these intangible assets. For the year ended December 31, 2005, the impairment of other intangible assets of $5.5 million is due to the FDA's decision not to approve Noven's ANDA for its developmental transdermal fentanyl patch and represents the unamortized portion of the upfront license fee that we paid Noven in February 2004.

Purchased In-Process Research and Development. Purchased in-process research and development for the year ended December 31, 2006 of $26.0 million resulted from the estimated fair value of tangible and intangible assets to be used in research and development activities that we acquired from RxKinetix in October 2006. The amount of purchased in-process research and development recorded may increase or decrease in future periods subject to the amount of contingent consideration that may be paid upon the achievement of certain developmental and regulatory milestones.

Interest and Other Income, Net

Interest and other income, net for the year ended December 31, 2006 was $23.2 million compared to $11.0

million in the comparable 2005 period. This increase is primarily due to increased interest income earned as a result of higher average cash balances during 2006.

Income Tax

Income tax for the year ended December 31, 2006 decreased to $95.9 million from $121.9 million in the comparable 2005 period. This decrease is due to the decrease in income before income tax for the year ended December 31, 2006 partially offset by an increase in our effective tax rate from 37.6% in 2005 to 41.0% in 2006. The higher effective tax rate for 2006 is a result of the non-deductible charge for purchased in-process research and development and certain non-deductible executive compensation charges funded by Endo Pharma LLC.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is cash generated from operations. Our principal liquidity requirements are for working capital for operations, acquisitions, licenses, milestone payments and capital expenditures.

The following table summarizes our statement of cash flows and working capital (dollars in thousands):

	2007	2006	2005
Net cash flow provided by (used in):			
Operating activities	$ 365,742	$ 345,334	$284,644
Investing activities	(614,528)	(66,449)	(26,684)
Financing activities	(28,974)	(151,756)	(35,038)
Net increase in cash and cash equivalents	$(277,760)	127,129	222,922
Cash and cash equivalents, beginning of period	628,085	500,956	278,034
Cash and cash equivalents, end of period	$ 350,325	$ 628,085	$500,956
Working capital	$ 668,489	$ 697,915	$483,872
Current ratio	2.7:1	3.1:1	1.9:1
Days sales outstanding	45	55	50

At December 31, 2007, $467.9 million of our current and long-term marketable securities portfolio is invested in AA and AAA rated investments in auction-rate debt securities. Auction-rate securities are long-term variable rate bonds tied to short-term interest rates. After the initial issuance of the securities, the interest rate on the securities is reset periodically, at intervals established at the time of issuance (e.g., every seven, twenty-eight, or thirty-five days; every six months; etc.), based on market demand for a reset period. Auction-rate securities are bought and sold in the marketplace through a competitive bidding process often referred to as a "Dutch auction". If there is insufficient interest in the securities at the time of an auction, the auction may not be completed and the rates may be reset to predetermined "penalty" or "maximum" rates. Following such a failed auction, we would not be able to access our funds that are invested in the corresponding auction-rate securities until a future auction of these investments is successful or new buyers express interest in purchasing these securities in between reset dates.

Given the current negative liquidity conditions in the global credit markets, in February 2008, auctions for $262.7 million of original par value of our auction-rate securities have failed rendering these securities temporarily illiquid through the normal auction process. $223.4 million of the $262.7 million of securities that failed at auction, were held as of December 31, 2007. At the time of our initial investment and through the date of this Report, all of our auction-rate securities in which we invest remain AA and AAA rated. Of the $223.4 million of securities held at December 31, 2007 that have failed at auction in February 2008, $13.0 million have since been sold outside of the normal auction process for amounts equal to our original purchase value. In addition, during 2008, we successfully liquidated into cash equivalents, $194.5 million of the $467.9 million of auction-rate securities held at December 31, 2007. The $194.5 million equaled our original purchase value. The underlying assets of our auction-rate securities are student loans and municipal bonds. Student loans are insured by either the Federal Family Education Loan Program (FFELP), a combination of FFELP and other monoline insurers such as Ambac Assurance Corp. (AMBAC) and MBIA Insurance Corp. (MBIA) or AMBAC. The municipal bonds are insured by AMBAC, MBIA, CIFG Assurance North America Inc. (CIFG), or Financial Security Assurance Inc. (FSA). As of

February 25, 2008, AMBAC was rated AAA by Moody's and Standard and Poor's and AA by Fitch Ratings and MBIA, CIFG, and FSA were rated AAA by Moody's, Standard and Poor's, and Fitch Ratings. Although these insurers are highly rated, they are reported to be experiencing financial difficulty, which could negatively affect their ratings and thus the ratings of the auction-rate securities that we hold. If the underlying issuers are unable to successfully clear future auctions or if their credit rating deteriorates and the deterioration is deemed to be other-than-temporary, we would be required to adjust the carrying value of the auction-rate securities through an impairment charge to earnings. Any of these events could materially affect our results of operations and our financial condition. In the event we need to access these funds, we could be required to sell these securities at an amount below our original purchase value. However, based on our ability to access our cash and cash equivalents and our other liquid investments, totaling $673.6 million at December 31, 2007, and our expected operating cash flows, we do not expect to be required to sell these securities at a loss.

During the year ended December 31, 2007 cash and cash equivalents decreased by $277.8 million, primarily as a result of our investment in marketable securities offset by the cash generated by our operating activities. As of December 31, 2007, our combined cash and cash equivalents and current marketable securities balance has reached a total of $663.7 million. These funds, in addition to our cash generated from future operations are expected to be sufficient to meet our normal operating, investing and financing requirements in the foreseeable future, including the funding of our pipeline research and development projects in the event that our collaboration partners are unable or unwilling to fund their portion of any particular project. We may use a portion of our cash and cash equivalents and marketable securities for possible acquisitions and licensing opportunities.

Net Cash Provided by Operating Activities. Net cash provided by operating activities were $365.7 million for the year ended December 31, 2007, a 6% increase from the comparable 2006 period. Significant components of our operating cash flows for the year ended December 31, 2007 and 2006 are as follows (dollars in thousands):

	Year Ended December 31,	
	2007	2006
Cash Flow Data-Operating Activities:		
Net income	$227,440	$137,839
Depreciation and amortization	17,405	17,498
Purchased in-process research and development	—	26,046
Stock-based compensation	13,928	32,279
Impairment of long-lived assets	3,164	31,263
Selling, general and administrative expenses to be funded by Endo Pharma LLC	—	21,423
Interest earned on available-for-sale securities	(3,503)	—
Deferred income taxes	(1,624)	9,352
Changes in assets and liabilities which provided cash:	110,541	69,581
Other, net	(1,609)	53
Net cash provided by operating activities	$365,742	$345,334

Significant changes in operating cash flow line items include an $89.6 million increase in net income and a $41.0 million increase in the operating cash flow impact of the changes in operating assets and liabilities, offset by changes in other items reconciling net income to cash provided by operating activities, including a $41.3 million decrease in the operating cash flow impact related to selling, general and administrative expenses funded by Endo Pharma LLC, a $26.0 million decrease related to the purchased in-process research and development expense as a result of the acquisition of RxKinetix Inc. in October 2006 and a $28.1 million decrease related to the decline in asset impairment charges in 2007 compared to 2006. The increase in the cash flow impact of the changes in operating assets and liabilities is primarily attributable to the following items: (1) an $18.8

million increase in the cash flow impact of accounts receivable as a result of increased cash collection in 2007 and the overall reduction in days sales outstanding, from 55 days in 2006 to 45 days in 2007, discussed in more detail under the Working Capital section below; (2) a $57.7 million increase in the cash flow impact of accrued expenses primarily due to the decrease in revenue reserves from December 31, 2005 to December 31, 2006 related to sales volumes of our generic oxycodone extended-release tablets. Our generic oxycodone extended-release tablets were launched in June 2005 with a 180-day market exclusivity period. Immediately following the expiration of our market exclusivity period, other generic competitors entered the marketplace causing a sharp decline in sales of our generic oxycodone extended-release tablets which resulted in a corresponding decline in the level of required revenue reserves; (3) a $71.4 million decrease in the cash flow impact related to income taxes, due to the receipt of an income tax refund in 2006 as a result of the significant tax deductions generated in 2005 from the exercises of 22.2 million Endo Pharma LLC stock options; and (4) a $21.7 million increase in the cash flow impact of accounts payable largely due to the timing of our payments and growth of our business.

Net Cash Used in Investing Activities. Net cash used in investing activities increased to $614.5 million for the year ended December 31, 2007 from $66.4 million for the year ended December 31, 2006. During the year ended December 31, 2007, purchases of marketable securities classified as available-for-sale, totaled $806.4 million, and sales of marketable securities classified as available-for-sale totaled $214.9 million. Also, during the year ended December 31, 2007, the Company paid $20.0 million for capital expenditures, primarily related to an increased investment in our information technology (IT) infrastructure. We also invested an additional $5.3 million in Life Sciences Opportunities Fund (Institutional) II, L.P.(the "Fund"), bringing our total cash investment to $8.0 million as of December 31, 2007. In addition, during 2007, we received $2.2 million from the Fund, $2.1 million of which accounted for as a return of capital. During the year ended December 31, 2006, the Company paid $13.2 million for capital expenditures and $32.9 million for the purchase of a license right and $20.4 million for the acquisition of RxKinetix Inc.

Net Cash Used in Financing Activities. Net cash used in financing activities decreased to $29.0 million for the year ended December 31, 2007 from $151.8 million for the year ended December 31, 2006. The decrease is primarily due to a $38.5 million payment to Endo Pharma LLC pursuant to the tax sharing agreement in 2007 compared to a $195.8 million payment in 2006 partially offset by a $35.1 million decrease in the cash flow impact related to the excess tax benefits of stock options exercised in 2007 compared to 2006.

Working Capital. Working capital decreased to $668.5 million as of December 31, 2007 from $697.9 million as of December 31, 2006. The components of our working capital as of December 31, 2007 and December 31, 2006 are below (dollars in thousands):

	December 31, 2007	December 31, 2006
Total current assets	$1,065,447	$1,036,014
Less: Total current liabilities	396,958	338,099
Working capital	$ 668,489	$ 697,915

The primary drivers for the decrease in working capital were the purchases of property and equipment of $20 million in 2007 and the investment of $273 million in long-term marketable securities partially offset by the positive impact of cash flow from operations on working capital.

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with our merger with Algos Pharmaceutical Corporation (Algos) to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that is no longer affiliated with the Company but had historically held significant portions of our common stock, in which affiliates of Kelso & Company and certain current and former members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC were delivered. Because Endo Pharma LLC, and not us, had provided the shares upon the exercise of these options, we entered into a tax sharing agreement (as amended) with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2007, all 36 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we are generally permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2007, approximately $775 million), which is estimated to result in a tax benefit amount of approximately $298 million. Under the tax sharing agreement, we are required to pay this $298 million, $291 million of which has already been paid as of December 31, 2007, to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto. Additionally, as part of the tax sharing agreement, Endo Pharma LLC will reimburse us for the after-tax employer payroll taxes paid by us as a result of the exercise of the 36 million options discussed above. We have paid approximately $12 million in employer payroll taxes, of which Endo Pharma LLC will reimburse us for approximately $7 million, which represents the after-tax employer payroll tax paid by us for the periods from 2001 through December 31, 2007. As of December 31, 2007, our net liability due to Endo Pharma LLC is approximately $0.7 million, which relates to Endo Pharma LLC options exercised during 2007. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements.

During the year ended December 31, 2007, the final 75,259 shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised. Since we expect the attributable compensation charge deductions to be usable to reduce our taxes in 2007, we are obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $0.7 million, which is included in our net liability due to Endo Pharma LLC referred to above. Fifty percent of the estimated tax benefit amount attributable to these exercises and any additional tax benefits attributable to the exercise of stock options granted under the Endo Pharma LLC stock option plans in 2007 will be due within 15 business days of the date we receive a report on our final audited 2007 financial statements from our independent registered public accounting firm, and the remaining tax benefit amount attributable to 2007 is due within 30 business days of the date on which we file our 2007 tax return with the Internal Revenue Service. This will represent the final tax sharing payment due to Endo Pharma LLC.

As of December 31, 2007, there were no options remaining to be granted under the Endo Pharma LLC stock option plans.

Executive Compensation. In March 2006, Endo Pharma LLC advised our Board of Directors that it intended to pay a one-time cash bonus to each of Mr. Peter Lankau, our President and Chief Executive Officer through March 1, 2008, Ms. Caroline Manogue, our Executive Vice President, Chief Legal Officer and Secretary, and Mr. Jeffrey Black, our former Executive Vice President, Chief Financial Officer and Treasurer in the amount of $3 million, $6 million and $10 million, respectively, in recognition of their significant contributions to our success. These bonus payments have been recorded in selling, general and administrative expenses during the year ended December 31, 2006. These payments were made by the Company in April 2006 and repaid to us by Endo Pharma LLC in the third quarter of 2006 with interest. In addition, only a portion of these bonus payments will be deductible for federal and state income tax purposes. We are not required to pay nor will we pay to Endo Pharma LLC the amount of any of the tax benefits related to these bonus payments pursuant to the tax sharing agreement between us and Endo Pharma LLC. These bonuses will be funded entirely by Endo Pharma LLC, with no contribution by us and they have been treated as a capital contribution by Endo Pharma LLC.

Endo Pharma LLC also informed us that, in connection with its eventual winding-up, it would make a special allocation to Ms. Carol Ammon, our Chairman of the Board and former Chief Executive Officer, of approximately $22 million, with all or a portion of Ms. Ammon's payment being satisfied by granting to her the remaining unallocated Endo Pharma LLC stock options representing approximately 0.8 million shares under the Endo Pharma LLC stock option plans. This amount has been recorded in selling, general and administrative expenses during the year ended December 31, 2006 and as a capital contribution by Endo Pharma LLC. This grant of options to Ms. Ammon was made during the fourth quarter of 2006. The 0.8 million options were granted by Endo Pharma LLC to Ms. Ammon in the fourth quarter of 2006, as described above, at an exercise price of $2.42 per share. Therefore, approximately $20 million of the approximately $22 million recorded in the first quarter of 2006 was reclassified as a stock compensation expense representing the fair value of the option on the date of grant. These options were immediately vested and exercised by Ms. Ammon and the resulting compensation charge deduction of approximately $19 million and the resulting tax sharing obligation to Endo Pharma LLC is included in our tax sharing liability discussed above. Endo Pharma LLC funded the remaining $2 million to Ms. Ammon in June 2007.

Related Party Matters. Robert Ammon, the brother of our former Chairman and former Chief Executive Officer, is employed by the Company as a senior national account executive and has been since our founding as a private company in 1997. Mr. Ammon's 2007 total compensation, including base salary, incentive compensation, long-term incentive compensation and all benefits (including health benefits), was approximately $254,000. Marisa O'Donnell, the daughter of our President and Chief Executive Officer, whose resignation is effective March 1, 2008, is employed by us as a sales representative and has been since 2006. Ms. O'Donnell's 2007 total compensation, including base salary, incentive compensation, long-term incentive compensation and all benefits (including health benefits), was approximately $100,000. Both Mr. Ammon's and Ms. O'Donnell's total 2007 compensation is commensurate with other Endo employees that have the same or similar job responsibilities.

Acquisitions, License and Collaboration Agreements

Commercial Products

Hind Healthcare Inc.

In November 1998, Endo entered into a license agreement (referred to as the Hind License Agreement) with Hind Healthcare Inc., or Hind, for the sole and exclusive right to develop, use, market, promote and sell Lidoderm® in the United States. Under the terms of the Hind License Agreement, Endo paid Hind approximately $10 million based upon the achievement of certain milestones and capitalized this amount as an intangible asset representing the fair value of these exclusive rights. In addition, Endo pays Hind nonrefundable royalties based on net sales of Lidoderm®. Royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. The royalty rate is 10% of net sales through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011, including a minimum royalty of at least $500,000 per year. During 2007, 2006 and 2005, we recorded $78.2 million, $62.8 million and $46.4 million for these royalties to Hind, respectively, which were recorded as a reduction to net sales. At December 31, 2007 and 2006, $23.1 million and $19.2 million, respectively, is recorded as royalty payable and included in accounts payable in the accompanying balance sheet. In March 2002, we extended this license with Hind to cover Lidoderm® in Canada and Mexico.

Penwest Pharmaceuticals Co.

In September 1997, we entered into a collaboration agreement with Penwest Pharmaceuticals Co. to exclusively co-develop opioid analgesic products for pain management, using Penwest's patent-protected proprietary technology, for commercial sale worldwide. On April 2, 2002, we amended and restated this strategic alliance agreement between the parties (the 2002 Agreement) to provide, among other things, that this collaboration would cover only that opioid analgesic product currently under development by the parties, namely, oxymorphone ER, now known as Opana® ER. We had historically shared, on an equal basis, the costs of products developed under this agreement. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of oxymorphone ER on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we were responsible for funding 100% of these remaining costs until June 22, 2006, the date on which oxymorphone ER received FDA approval. In January 2007, the Company and Penwest entered into an amendment (the 2007 Amendment) to the 2002 amended and restated strategic alliance agreement between the parties (the 2002

Agreement). Under the terms of the 2007 Amendment, Endo and Penwest agreed to restructure the 2002 Agreement to provide that royalties payable to Penwest for U.S. sales of Opana® ER will be calculated based on net sales of the product rather than on operating profit, and to change certain other provisions of the 2002 Agreement. The 2007 Amendment also resolved the parties' ongoing disagreement with regard to sharing of marketing expenses during the period prior to when Opana® ER reaches profitability. The key financial terms of the 2007 Amendment are summarized as follows:

- With respect to U.S. sales of Opana® ER, Endo's royalty payments to Penwest will be calculated starting at 22% of annual net sales of the product, and, based on agreed-upon levels of annual net sales achieved, the royalty rate can increase to a maximum of 30%.

- No royalty payments will be due to Penwest for the first $41 million of royalties that would otherwise have been payable beginning from the time of the product launch in July 2006.

- Penwest is entitled to receive milestone payments of up to $90 million based upon the achievement of certain agreed-upon annual sales thresholds.

- In 2003, Penwest opted out of funding development costs for Opana® ER. Under the 2007 Amendment, the parties have agreed that Penwest's share of these unfunded development costs will be fixed at $28 million and will be recouped by Endo through a temporary 50% reduction in royalties payable to Penwest. This temporary reduction in royalties will not apply until the $41 million royalty threshold referred to above has been met.

As a result of the terms described above, the Company anticipates that no royalties are or will be due on the first $186.3 million of net sales of Opana® ER as we recoup our previously recognized launch expenses. After this initial $186.3 million of net sales, royalties will be reduced by fifty percent (50%) until we recoup our previously recognized certification period expenses, after which time royalties will be payable on annual net sales based on the royalty rates described above.

Vernalis Development Limited

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to license exclusively to us rights to market Frova® (frovatriptan) in North America. Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. Under the terms of the license agreement, we paid Vernalis an upfront fee of $30 million and were required to make anniversary payments for the first two years at $15 million in 2005 and 2006 (both $15 million anniversary payments have been made). We have capitalized the $30 million up-front payment, the present value of the two $15 million anniversary payments and the difference of $6.2 million between the face amount of the note and its present value at inception (See Note 8) as an intangible asset representing the fair value of the exclusive license to market Frova®. We are amortizing this intangible asset over its estimated useful life of 15 years. Under the terms of the license agreement with Vernalis, we could be required to make a $40 million milestone payment upon FDA approval for the menstrual migraine indication (MM). In September 2007, the FDA issued to the Company and our development partner Vernalis, a "not approvable" letter pertaining to our sNDA for Frova® for the additional indication of short-term prevention of menstrual migraine. See Note 8 for a discussion of the impact of this development on our note receivable with Vernalis. In addition, Vernalis could receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. Beginning on January 1, 2007 We began paying royalties to Vernalis based on the net sales of Frova®. During the year ended December 31, 2007, we expensed royalties payable to Vernalis in the amount of approximately $7.9 million. We have withheld 50% of those royalties and used the withholding to offset a portion of the unpaid accrued interest on the note receivable. The term of the license agreement is for the shorter of the time (i) that there are valid claims on the Vernalis patents covering Frova® or there is market exclusivity granted by a regulatory authority, whichever is longer, or (ii) until the date on which a generic version of Frova® is first offered, but in no event longer than 20 years. We can terminate the license agreement under certain circumstances, including upon one years' written notice. In July 2007, Vernalis and Endo entered into Amendment No. 3 (Amendment No. 3) to the License Agreement dated July 14, 2004. Under the Amendment, Vernalis granted to Endo, a sole and exclusive (even as against Vernalis) license to make, have made, use, commercialize and have commercialized the product Frova® (frovatriptan) in Canada, under the Canadian Trademark. In February 2008, Vernalis and Endo entered into Amendment No. 4 (Amendment No. 4) to the License Agreement dated July 14, 2004. In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4, sets forth an annual minimum net sales threshold such that no royalties will be due on annual net sales less than $85 million. Once the annual minimum net sales threshold is reached, royalty payments will be due on the portion of annual net sales that exceed the threshold.

On July 1, 2005, we entered into a co-promotion agreement, as amended on December 22, 2005, with Vernalis. The co-promotion agreement, as amended, is related to the above described license agreement under which Vernalis agreed to exclusively license to us rights to market the product Frova® (frovatriptan) in North America. Pursuant to the license agreement, Vernalis had retained rights to co-promote Frova® in the United States and exercised its co-promotion option effective January 2006. Concurrent with the execution of Amendment No. 4 to the License Agreement, Vernalis notified the Company that it has ceased co-promotion of Frova® in the United States and the co-promotion agreement was terminated.

Also in February 2008, we entered into a agreement with Vernalis to terminate the existing loan agreement between the parties. Pursuant to the termination agreement, payment of our outstanding note receivable will be satisfied by a cash payment from Vernalis of $7 million and by way of a reduction in royalties payable to Vernalis pursuant to Amendment No. 4 described above.

Novopharm Limited

In July 2007, Novopharm Limited ("Novopharm") and Endo entered into a License Agreement (the "Novopharm Agreement") whereby Endo granted to Novopharm the exclusive right to use, import, sell, have sold, offer to sell, distribute, market, promote and otherwise exploit the product Frova® (frovatriptan) in Canada. Novopharm has paid to the Company an upfront and milestone payments of approximately $0.5 million and has agreed to make additional milestone payments totaling $0.4 million upon the occurrence of certain events or based on the passage of time. In addition to the milestone payments, Novopharm will pay to Endo royalties based on a certain percentage of net sales as defined in the Novopharm Agreement. The term of the Novopharm Agreement will continue until the later to occur of 10 years after its July 2007 effective date or the expiration of the last Frova® patent in Canada. We have the right after December 31, 2010 to terminate the Novopharm Agreement upon one hundred eighty (180) days, prior written notice to Novopharm, and may be required to make annual royalty payments to Novopharm for a period of up to three years after such termination on any sales in Canada made by Endo or any of its affiliates during that three-year period.

ZARS Pharma

On January 6, 2006, we entered into a license agreement with ZARS Pharma for the North American rights to Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch ("ZARS Agreement"). Synera™ is for use on intact skin to provide local dermal anesthesia in children and adults. Approved by the FDA on June 23, 2005, Synera™ became commercially available in the second half of 2006. Under the terms of the agreement, we paid ZARS an upfront fee of $11 million in January 2006 and an additional $8 million upon the first commercial shipment of the product in the second half of 2006. Both amounts were capitalized as an intangible asset representing the fair value of the marketing rights to Synera™ acquired from ZARS. We may be required to make additional payments of up to approximately $19 million upon achievement of certain commercial milestones. We will also pay ZARS royalties on net sales of Synera™. Following an impairment review of Synera™, we determined that the carrying amount of the recorded intangible asset was not fully recoverable. As a result, during 2006 we recorded a $16.5 million impairment charge to write the unamortized portion of this intangible asset down to its fair value, determined using a discounted cash flow model. During the year ended December 31, 2007, as a result of the continued lack of commercial success of Synera™, we recorded an impairment charge of $0.9 million related to the remaining unamortized portion of our ZARS intangible asset. In February 2008, ZARS and Endo entered into an amendment to the ZARS Agreement which granted Endo the right, through July 31, 2008, to pursue assignment of the ZARS Agreement and the right to terminate the ZARS Agreement on or after May 1, 2008, upon three months prior written notice.

SkyePharma, Inc.

In December 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. and SkyePharma Canada, Inc. relating to two of SkyePharma's patented development products, DepoDur® and Propofol IDD-D™ (collectively, the "Skye Products"). Under the terms of the Agreement, Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for the Skye Products, with options for certain other development products. In return, Endo made a $25 million upfront payment to SkyePharma, which we capitalized as an intangible asset representing the fair value of the exclusive license of the distribution and marketing rights for DepoDur®, with no value being assigned to Propofol IDD-D™ or any other SkyePharma products. We were amortizing this intangible asset over its estimated useful life of 17 years. During the year ended December 31, 2005, we recorded a receivable from SkyePharma of $5 million based upon the achievement of certain criteria as specified in the agreement. This receivable was recorded as a reduction to our recorded intangible asset and the remaining intangible asset began to be amortized over its remaining useful life of 15 years. We collected this receivable in January 2006. Under this agreement, we also obtained options on other SkyePharma development products, including DepoBupivicaine™, a long-acting, sustained release formulation of the local anesthetic bupivacaine. We had the option to obtain commercialization rights for this product when SkyePharma successfully completed its Phase II trials; however, in February 2006 we relinquished our rights to DepoBupivicaine™. During the first quarter of 2006, SkyePharma and the Company decided to discontinue their development and commercialization of the Propofol IDD-D™ product candidate due to development challenges encountered in attempting to achieve the targeted product profile. In January 2007, following an assessment of the status of DepoDur®, we announced that we notified SkyePharma PLC of our intent to terminate our development and commercialization agreement for this product and, in February 2007, entered into a termination agreement with SkyePharma whereby the Development and Marketing Strategic Alliance Agreement terminated in its entirety on March 31, 2007. In order to provide for the continued commercial support of the DepoDur® product and the transition of such product to SkyePharma on March 31, 2007, Endo provided a number of services and undertook certain activities. Specifically, Endo employed commercially reasonable efforts to maintain and continue all U.S. commercial activities in support of DepoDur® through March 31, 2007, and supported and/or undertook the transition of certain Endo functions and activities (including third party activities) to SkyePharma that were useful and necessary for SkyePharma to assume commercial and related responsibilities for DepoDur® in the U.S. All such transition services and activities were completed by March 31, 2007. During the year ended December 31, 2006, as a result of the continued lack of commercial success of DepoDur®, we recorded an impairment charge of $14.8 million related to the remaining unamortized portion of our SkyePharma intangible asset.

Products in development

RxKinetix, Inc.

On October 12, 2006, the Company acquired all of the outstanding common stock of privately held RxKinetix, Inc. RxKinetix specializes in developing new therapeutics focused on improving the quality of life for patients being treated for cancer. RxKinetix's most advanced product, now named EN3285, was, as of the acquisition date, in clinical Phase II for the prevention of oral mucositis, a painful, debilitating and often dose-limiting side effect that afflicts many patients being treated for cancer with radiation and/or chemotherapy. During the course of high-dose cancer therapy and bone marrow transplantation, patients often develop painful and debilitating oral inflammation, or mucositis, in the mouth. The resulting weight loss, dehydration and, in some cases, infection often lead to dose-limitation of chemotherapy and radiation therapy, and contribute considerably to cancer and transplant-related morbidity and mortality. Further, these side effects add to related medical costs by prolonging hospital stays, increasing antibiotic, fluid, and analgesic use, and requiring patients to receive parenteral nutritional support. Of the estimated 800,000 patients treated for cancer in the United States, as many as 400,000 may develop the debilitating complications of oral mucositis as a result of their treatment. As a result of our acquisition of

RxKinetix, Inc., we acquired one significant in-process research and development project, EN3285, a topical oral rinse with the active ingredient formulated in its proprietary ProGelz® drug delivery platform. All of the purchased in-process research and development value from this transaction was assigned to EN3285 since the other products, as of the acquisition date, were very early stage and did not meet the criteria to be recognized as assets. RxKinetix also had other products in early-stage development based on the ProGelz® technology. RxKinetix's research and development activities have been transferred in their entirety from our Boulder, Colorado facility. As a result, our Boulder, Colorado location will be closed during the first quarter of 2008.

In December 2007, the Company initiated the first of two phase III clinical trials of EN3285 for the prevention or delay of oral mucositis (OM). Endo has agreed to the trial design with the FDA under the Special Protocol Assessment (SPA) process. Under the terms of the SPA, Endo will initiate a multicenter, double-blind, placebo-controlled trial in approximately 240 OM patients undergoing chemoradiation therapy for head and neck cancer. The anticipated benefits of EN3285 are ease of use for patients and no systemic side-effects.

RxKinetix was a development stage company and therefore was accounted for as an asset acquisition. The results of operations for RxKinetix have been included in our consolidated financial statements beginning on the acquisition date.

The purchase price of RxKinetix, as of the acquisition date, was $20.5 million which was funded from our existing cash on hand. Additional contingent cash purchase consideration of up to $95 million may become due upon the achievement of certain clinical and regulatory milestones. The Company has allocated the purchase price to the RxKinetix assets acquired and liabilities assumed at their estimated fair values, based on a number of factors, including the use of an independent appraisal. Estimated fair values were determined through the use of a discounted cash flow analysis using market participant assumptions. Of the purchase price, approximately $26.0 million has been allocated to tangible and intangible assets to be used in research and development activities and those assets have been written-off to purchased in-process research and development, as of the acquisition date. The excess of fair value of the net assets acquired compared to the amount paid as of the acquisition date has been reflected as "estimated amount due seller" in accordance with SFAS No. 141, *Business Combinations*. Any contingent consideration paid in the future will be first applied to reduce the amount recorded as estimated amount due seller, and thereafter to the net assets acquired based on their relative fair values. Our purchase allocation is complete. At December 31, 2007, the Company has recorded, as a current liability, $15 million of the "estimated amount due seller" which at December 31, 2006 was classified, in its entirety, as a non-current liability. The current portion of the "estimated amount due seller" is due upon the first dosage being administered to a patient in a clinical phase III trial. There has not been any material change in the estimated fair values assigned to the assets acquired and liabilities assumed since the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Cash consideration	$ 20,000
Direct acquisition costs	482
Total purchase price	$ 20,482
Allocation of purchase price:	
Cash	$ 9
Property and equipment	127
Purchased in-process research and development	26,046
Other assets	461
Deferred tax assets	10,699
Other liabilities	(1,330)
Estimated amounts due seller	(15,530)
Total purchase price	$ 20,482

Orexo AB

In August 2004, we entered into an agreement granting us the exclusive rights to develop and market Orexo AB's (a Swedish company) patented sublingual muco-adhesive fentanyl product (Rapinyl™) in North America. Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. Rapinyl™ is based on Orexo's unique patented technology for sublingual administration. The agreement provided for us to make an up-front license fee payment of $10 million, which we capitalized as an intangible asset representing the fair value of the exclusive right to market products utilizing Orexo's unique patented technology for sublingual administration and are amortizing over its estimated useful life of 20 years. Our agreement with Orexo provides for us to make additional license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application, $17.7 million of which has been recorded through December 31, 2007 and included in research and development expense. Of this $17.7 million expensed from the inception of the agreement through December 31, 2007, $5.2 million has been recorded during each of the years ended December 31, 2007 and 2006. The agreement also provides for royalties based upon commercial sales and may include sales milestones if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $750,000.

ProEthic Pharmaceuticals, Inc.

In March 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. The ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries. Under the terms of the agreement, in March 2005, we paid a $10 million upfront fee that was expensed as research and development during the year ended December 31, 2005. We made a $5 million milestone payment upon the achievement of a regulatory milestone that was expensed as research and development during the year ended December 31, 2006. We could be required to make additional payments of approximately $8 million upon the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no more than ninety days' written notice.

DURECT Corporation

In April 2007, DURECT and Endo entered into Amendment No. 4 to the Development, Commercialization and Supply License Agreement dated November 8, 2002 (the "DURECT CHRONOGESIC™ License Agreement") relating to the development and commercialization of the CHRONOGESIC™ product candidate in the U.S. and Canada. Prior to the present amendment, in addition to other specified termination rights provided to both parties, the DURECT CHRONOGESIC™ License Agreement provided Endo with a right to terminate the DURECT CHRONOGESIC™ License Agreement starting March 31, 2007 in the event that DURECT had not commenced a specified clinical trial for the CHRONOGESIC™ product candidate on or before March 31, 2007, *provided that* Endo provided DURECT written notice of such termination prior to April 30, 2007. Under Amendment No. 4, the foregoing termination right was amended to provide Endo with the right to terminate the DURECT CHRONOGESIC™ License Agreement in the event that (i) DURECT had not delivered to Endo on or before March 31, 2008 a written notice that a human pharmacokinetic trial had been completed with the CHRONOGESIC™ product candidate, together with a full study report of the results of the trial or (ii) Endo, determines, in its sole discretion, to terminate the DURECT CHRONOGESIC™ License Agreement during the sixty-day period after DURECT's delivery of such notice, *provided that*, in each case Endo delivers to DURECT its written notice of termination prior to April 30, 2008. Under Amendment No. 4, Endo shall not be responsible for any development costs for the CHRONOGESIC™ product candidate prior to May 1, 2008. Commencing on May 1, 2008, unless the DURECT CHRONOGESIC™ License Agreement is earlier terminated by Endo, Endo will fund 50% of the ongoing development costs for the CHRONOGESIC™ product candidate in accordance with the terms of the DURECT CHRONOGESIC™ License Agreement.

Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT CHRONOGESIC™ License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT CHRONOGESIC™ License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT CHRONOGESIC™ License Agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, the DURECT CHRONOGESIC™ License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT up to $10.0 million.

In addition, in March 2005, we signed an agreement that gives us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, is intended to provide relief of moderate-to-severe chronic pain for up to seven days. We have assumed all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee, which was expensed as research and development, and are subject to potential additional payment requirements of up to approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

Noven Pharmaceuticals, Inc.

In February 2004, we entered into a License Agreement and a Supply Agreement with Noven Pharmaceuticals, Inc. under which Noven exclusively licensed to us the U.S. and Canadian rights to its developmental transdermal fentanyl patch, which was intended to be the generic equivalent of Johnson & Johnson's Duragesic® (fentanyl transdermal system). We made an upfront payment of $8.0 million, $1.5 million of which we expensed as research and development costs and $6.5 million of which we capitalized as an intangible asset representing the fair value of the exclusive license of the distribution and marketing rights. We were amortizing this intangible asset over its useful life of 11 years. On September 27, 2005, the FDA informed Noven that it would not approve Noven's ANDA for its developmental transdermal fentanyl patch based on the FDA's assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic®. As a result, we incurred a charge of approximately $4 million related to the write-off of our portion of the transdermal fentanyl patch inventory and an impairment charge of approximately $5.5 million, which represented the unamortized portion of the upfront license fee that we paid Noven in February 2004, during the year ended December 31, 2005. On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product. As part of such amendment, Endo received a right of first negotiation for certain future generic fentanyl patch products that Noven may develop.

EpiCept Corp.

In December 2003, we entered into a license granting us exclusive, worldwide rights to certain patents of EpiCept Corp. as well as exclusive, worldwide commercialization rights to EpiCept's LidoPAIN® BP product. The license agreement provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. Under this agreement, we made an upfront payment to EpiCept of $7.5 million which we capitalized as an intangible asset representing the fair value of the exclusive right and the patents. We are amortizing this intangible asset over its useful life of 13 years. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents expire.

Alexza Pharmaceuticals, Inc.

In December 2007, we entered into a license, development and supply agreement with Alexza Pharmaceuticals, Inc. (Alexza) for the exclusive development and commercialization rights in North America for Alexza's AZ-003 (Staccato® fentanyl) (Alexza Agreement). Currently in Phase I clinical development, AZ-003, now named EN3294, is a hand-held delivery system that uses Alexza's proprietary Staccato® system inhalation technology to deliver fentomyl for the treatment of breakthrough pain. EN3294 is patent protected until 2022. Under the terms of the Alexza Agreement, Endo paid Alexza an upfront fee of $10 million that was expensed as research and development during the year ended December 31, 2007, with additional payments of approximately $40 million becoming due upon achievement of predetermined regulatory and commercial milestones. Endo will also pay royalties to Alexza on net sales of EN3294. Endo will assume responsibility for, and funding of, all remaining clinical trial development and regulatory filings. Alexza will manufacture the product for Endo and will be responsible for completing development of the device.

Other

In December 2007, we entered into a license, development and supply agreement with an undisclosed third party collaborative partner for the exclusive clinical development and commercialization rights in Canada and the United States for a certain technology to be utilized in our various product development activities. Under the terms of this agreement the collaborative partner will be responsible for development efforts to conduct pharmaceutical formulation development and will manufacture any such product or products which obtain FDA approval. Endo will be responsible for conducting clinical development activities and for all development costs incurred to obtain regulatory approval. Pursuant to this agreement, we expensed upfront fees of $18.9 million as research and development during the year ended December 31, 2007. In the first quarter 2008, a $2 million milestone payment became payable and additional payments of approximately 74.8 million euros may become due upon achievement of predetermined regulatory and commercial milestones. Endo will also make payments to the collaboration partner based on net sales of any such product or products commercialized under this agreement.

We have also entered into certain other collaboration agreements with third parties for the development of pain management and other products. Potential payments pursuant to these contracts could total up to approximately $4 million. These agreements require us to share in the development costs of such products and grant marketing rights to us for such products. During the year ended December 31, 2007 amounts expensed to research and development under these agreements was approximately $1.4 million.

We have also licensed from universities and other companies rights to certain technologies or intellectual property generally in the field of pain management. We are generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. In addition, these agreements generally require us to pay royalties on sales of the products arising from these agreements. These agreements generally permit Endo to terminate the agreement with no significant continuing obligation.

Fluctuations. Our quarterly results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products, the impact of competitive products and pricing as well as charges incurred for compensation related to stock options and compensation paid by Endo Pharma LLC, impairment of intangible assets, and upfront, milestone and certain other payments made or accrued pursuant to licensing agreements. Further, a substantial portion of our net sales are through three wholesale drug distributors who in turn supply our products to pharmacies, hospitals and physicians. Accordingly, we are potentially subject to a concentration of credit risk with respect to our trade receivables.

Growth Opportunities. We continue to evaluate growth opportunities including strategic investments, licensing arrangements and acquisitions of product rights or technologies, which could require significant capital resources. Management and the Endo Board of Directors have recently completed a review of our strategic plan in concert with outside advisors. Based on this review and current market conditions in the pharmaceutical industry, we intend to continue to focus our business development activities on further diversifying our revenue base through product licensing and company acquisitions, as well as other opportunities to enhance shareholder value. Consistent with our goal of becoming the leading pain company, we are evaluating and pursuing opportunities to deepen and broaden our penetration of the pain market, as well as in other specialty-focused therapeutic categories that have the potential to provide diversification and growth. Toward this end, we are targeting products that are clinically innovative and differentiated, including earlier stage opportunities, while continuing to advance our current development pipeline. Endo's management team and our Board of Directors continue to examine the best use of the Company's strong balance sheet and cash position, including consideration of opportunities in the evolving pharmaceutical market place that strengthen the Company and enhance shareholder value. We will continue to drive our top line growth by maximizing the growth of Lidoderm® for post-herpetic neuralgia and continuing to accelerate both the Opana® franchise and Frova® for the acute treatment of migraine headaches in adults. We will also selectively pursue high barrier to entry opportunities to invest in our generic business.

Non-U.S. Operations. We currently have no operations outside of the United States. As a result, fluctuations in foreign currency exchange rates do not have a material effect on our financial statements.

Inflation. We do not believe that inflation had a material adverse effect on our financial statements for the periods presented.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Expected Cash Requirements for Contractual Obligations. The following table presents our expected cash requirements for contractual obligations for each of the following years subsequent to December 31, 2007 (in thousands):

	Payment Due by Period						
Contractual Obligations	Total	2008	2009	2010	2011	2012	Thereafter
Operating Lease Obligations	$ 23,580	$ 7,357	$ 6,371	$ 3,457	$ 1,999	$ 1,477	$2,919
Capital Lease Obligations	1,182	983	120	79	—	—	—
Minimum Purchase Commitments to Novartis	62,000	20,000	21,000	21,000	—	—	—
Estimated Tax Sharing Payments Due to Endo Pharma LLC	685	685	—	—	—	—	—
Minimum Royalty Obligation Due to Hind	2,000	500	500	500	500	—	—
Minimum Purchase Commitments to Teikoku(1)	160,000	32,000	32,000	32,000	32,000	32,000	—
Limited Partnership Commitment(2)	2,000	2,000	—	—	—	—	—
Milestone Payment(3)	15,000	15,000	—	—	—	—	—
Other Commitments(4)	1,333	1,333	—	—	—	—	—
Total	$267,780	$79,858	$59,991	$57,036	$34,499	$33,477	$2,919

(1) On April 24, 2007, our wholly owned subsidiary Endo Pharmaceuticals Inc. ("Endo") and Teikoku Seiyaku Co., Ltd. / Teikoku Pharma USA, Inc. (collectively, "Teikoku") amended their Supply and Manufacturing Agreement dated as of November 23, 1998 by and between Endo and Teikoku, pursuant to which Teikoku manufactures and supplies Lidoderm® (lidocaine patch 5%) (the "Product") to Endo. This amendment is referred to as the Amended Agreement. Under the terms of the Amended Agreement, Endo has agreed to purchase a minim number of patches per year through 2012,

representing the noncancelable portion of the Amended Agreement. The minimum purchase requirement shall remain in effect subsequent to 2012, except that Endo has the right to terminate the Amended Agreement after 2012, if we fail to meet the annual minimum requirement. Teikoku has agreed to fix the supply price of Lidoderm® for a specified period of time after which the price will be adjusted at future dates certain based on a price index defined in the Amended Agreement. Since future price changes are unknown, for purposes of this contractual obligations table, all amounts scheduled above represent the minimum patch quantities at the price currently existing under the Amended Agreement. We will update the Teikoku purchase commitments upon future price changes made in accordance with the Amended Agreement.

(2) On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. During the year ended December 31, 2007, we invested an additional $5.3 million in this partnership, bringing our cumulative cash investment to $8.0 million as of December 31, 2007 leaving a commitment balance of $2.0 million. We are accounting for this investment utilizing the equity method.

(3) This amount represents the contingent milestone payment due to the former owners of RxKinetix upon the first dosage being administered to a patient in a clinical phase III trial of EN3285, a topical oral-rinse in development for the prevention or delay of severe oral mucositis (OM), painful mouth sores that often occur in cancer patients undergoing radiation and chemotherapeutic treatment. We initiated the first of two Phase III clinical trials in December 2007.

(4) In June 2007, we agreed to provide approximately $2.7 million in funding for certain tenant improvements to be made at a building currently under construction at the Company's corporate headquarters in Chadds Ford, Pennsylvania, which will be leased by the Company upon completion. The payments are to be made in two equal installments, the first of which was paid in July 2007 with the remainder to be paid upon completion of the building currently anticipated to be in the first half of 2008.

In addition, we have agreed to certain contingent payments in certain of our acquisition, license, collaboration and other agreements. Payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory, commercial and/or other milestones. Due to the fact that it is uncertain if and when these milestones will be achieved, such contingencies have not been recorded in our consolidated balance sheet, except for the $15.5 million estimated amount due seller related to our acquisition of RxKinetix, and, with the exception of the $15 million milestone payment discussed above, are not reflected in the table above. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favorably as they signify that the products are moving successfully through the development phase toward commercialization.

As more fully described in Note 10 to the Condensed Consolidated Financial Statements, on January 1, 2007, we adopted FIN 48 and recorded a $7.7 million non-current liability representing the Company's unrecognized tax benefits with respect to our uncertain tax positions. As of December 31, 2007, our non-current liability for unrecognized tax benefits amounted to $14.8 million. Due to the nature and timing of the ultimate outcome of these uncertain tax positions, we can not make a reasonably reliable estimate of the amount and period of related future payments. Therefore, our FIN 48 liability has been excluded from the above contractual obligations table.

Litigation

As discussed in Note 11. Commitments and Contingencies-Legal Proceedings, included in the consolidated financial statements of this Report, we are subject to various patent, product liability, government investigations and other legal proceedings in the ordinary course of business. Contingent accruals are recorded when we determine that a loss related to a litigation matter is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgments regarding future events. Although we do not currently posses sufficient information to reasonably estimate the amounts of liabilities, if any, to be recorded upon future completion of litigation or investigations, and neither the timing nor the amount of the ultimate costs associated with such litigation or investigations can be determined, they could be material to our consolidated results of operations, financial condition or operating cash flows in the periods recognized or paid.

While we cannot predict the outcome of the following legal proceedings, we believe that the claims against us are without merit, and we intend to vigorously defend our position. An adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position and results of operations. No amounts have been accrued with respect to any of these unsettled legal proceedings at December 31, 2007.

Department of Health and Human Services Subpoena
In January 2007, the Company received a subpoena issued by the United States Department of Health and Human Services, Office of Inspector General (OIG). The subpoena requests documents relating to Lidoderm® (lidocaine patch 5%), focused primarily on the sale, marketing and promotion of Lidoderm®. The Company is cooperating with the government to provide the requested documents. At this time, the Company cannot predict or determine the outcome of the above matter or reasonably estimate the amount or range of amounts of fines or penalties, if any, that might result from an adverse outcome.

Pricing Litigation
We and other pharmaceutical companies are defendants in a number of lawsuits filed by local and state government entities, alleging generally that we and numerous other pharmaceutical companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid. These cases generally seek damages, treble damages, disgorgement of profits, restitution and attorneys' fees. Endo intends to defend these lawsuits vigorously. Depending on developments in the litigation however, as with all litigation, there is a possibility that the Company will suffer adverse decisions or verdicts of substantial amounts, or that the Company will enter into monetary settlements in one or more of these actions.

Paragraph IV Certifications on Opana® ER
On December 14, 2007, the Company received a notice from IMPAX advising of the FDA's apparent acceptance for substantive review, as of November 23, 2007, of IMPAX's amended ANDA for generic versions of Opana® ER. IMPAX stated in its letter that the FDA requested IMPAX to provide notification to the Company and Penwest of any Paragraph IV certifications submitted with its ANDA, as required under section 355(j) of the Act. Accordingly, IMPAX's letter included notification that it had filed Paragraph IV certifications with respect to Penwest's U.S. Patent Nos. 7,276,250, 5,958,456 and 5,662,933, which cover the formulation of Opana® ER. These patents are listed in the FDA's Orange Book and expire in 2022, 2013 and 2013, respectively. The Company's Opana® ER product has new dosage form exclusivity that prevents final approval of any ANDA by the FDA until the exclusivity expires on June 22, 2009. In addition, because IMPAX's application referred to patents owned by Penwest Pharmaceuticals, Inc., the Company's marketing partner for Opana® ER, and contained a Paragraph IV certification under section 355(j) of the Act, we believe IMPAX's notice triggered the 45-day period under the Act in which the Company and Penwest could file a patent infringement action and trigger the automatic 30-month stay of approval. Subsequently, on January 25, 2008, the Company and Penwest filed a lawsuit against IMPAX in the United States District Court for the District of Delaware in connection with IMPAX's ANDA. The lawsuit alleges infringement of certain Orange Book-listed U.S. patents that cover the Opana® ER formulation. Additionally, the lawsuit previously filed by the Company and Penwest on November 15, 2007 against IMPAX remains pending. We cannot predict the outcome of this litigation.

In February 2008, we along with our partner Penwest, received a notice from Actavis South Atlantic LLC advising of the filing by Actavis of an ANDA containing a Paragraph IV certification under 21 U.S.C. Section 355(j) for oxymorphone hydrochloride extended-release tablets CII. The Actavis Paragraph IV certification notice refers to Penwest's U.S. Patent Nos. 5,128,143, 5,662,933, 5,958,456, and 7,276,250, which cover the formulation of Opana® ER. These patents are listed in the FDA's Orange Book and expire in 2008, 2013, 2013, and 2023, respectively. In addition to these patents, Opana® ER has a new dosage form (NDA) exclusivity that prevents final approval of any ANDA by the FDA until the exclusivity expires on June 22, 2009. The Company and Penwest are currently reviewing the details of this ANDA from Actavis. The Company and Penwest note that they intend to pursue all available legal and regulatory avenues in defense of Opana® ER, including enforcement of their intellectual property rights and approved labeling.

Other Legal Proceedings

In addition to the above proceedings, we are involved in, or have been involved in, arbitrations or various other legal proceedings that arise from the normal course of our business. We cannot predict the timing or outcome of these claims and other proceedings. Currently, we are not involved in any arbitration and/or other legal proceeding that we expect to have a material effect on our business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 was effective for fiscal years beginning after December 15, 2006. We have adopted FIN No. 48 as of January 1, 2007. The adoption resulted in a charge of $2.7 million recorded directly to retained earnings as a cumulative effect of a change in accounting principle. See Note 10 to the Condensed Consolidated Financial Statements for further discussion. In May, 2007 the FASB issued FASB Staff Position FIN 48-1 ("FSP FIN 48-1") which amended FIN 48 to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN 48-1 settlement has effectively occurred if the taxing authority has completed all of its required or expected examination procedures, the enterprise does not intend to appeal or litigate any aspect of the tax position, and it is considered remote that the taxing authority would reexamine the tax position. This FSP was effective upon the initial adoption of FIN 48 on January 1, 2007. Upon adoption, the Company applied FIN 48 in a manner consistent with the provisions of FSP FIN 48 and therefore retrospective application was not required.

In September 2006, the FASB issued SFAS No.157, *Fair Value Measurements ("SFAS 157")*, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under accounting principles generally accepted in the United States. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157* (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159") *The Fair Value Option for Financial Assets and Financial Liabilities*, providing companies with an option to report selected financial assets and liabilities at fair value. This Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our financial statements.

In June 2007, the Emerging Issues Task Force (Task Force) of the FASB reached a consensus on Issue No. 07-3 ("EITF 07-3"), *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. Under EITF 07-3, nonrefundable advance payments for goods or services that will be used or rendered for research and development activities should be deferred and capitalized. Such payments should be recognized as an expense as the goods are delivered or the related services are performed, not when the advance payment is made. If a company does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for new contracts entered into in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company is currently evaluating the impact of the adoption of EITF 07-3 on its consolidated financial statements.

In November 2007, the Emerging Issues Task Force (EITF or Task Force) of the FASB issued a consensus on Issue No. 07-1 ("EITF 07-1"), *Accounting for Collaborative Arrangements*. The scope of EITF 07-1 is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The Task Force concluded that revenue transactions with third parties and associated costs incurred should be reported in the appropriate line item in each company's financial statements pursuant to the guidance in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. The Task Force also concluded that the equity method of accounting under Accounting Principles Board Opinion 18, *The Equity Method of Accounting for Investments in Common Stock*, should not be applied to arrangements that are not conducted through a separate legal entity. The Task Force also concluded that the income statement classification of payments made between the parties in an arrangement should be based on a consideration of the following factors: the nature and terms of the arrangement; the nature of the entities' operations; and whether the partners' payments are within the scope of existing GAAP. To the extent such costs are not within the scope of other authoritative accounting literature, the income statement characterization for the payments should be based on an analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. The provisions of EITF 07-1 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements exiting at adoption as a change in accounting principle. If it impracticable to apply the consensus to a specific arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The Company is currently evaluating the impact of the adoption of EITF 07-1 on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R) *Business Combinations* ("SFAS 141(R)") and SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"). SFAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are required to be adopted concurrently and are effective for fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited.

Market risk is the potential loss arising from adverse changes in the financial markets, including interest rates and foreign currency exchange rates.

INTEREST RATE RISK

Our exposure to interest rate risk relates primarily to our money market funds and current and long-term marketable debt securities portfolio. Our current and long-term marketable debt securities classified as "available for sale" consist principally of auction rate securities and variable rate demand obligations. Our investments in marketable securities are governed by our investment policy, which has been approved by our Board of Directors. Our investment policy seeks to preserve the value of capital, consistent with maximizing return on the Company's investment, while maintaining adequate liquidity. To achieve this objective, we maintain our portfolio in a variety of high credit quality debt securities. With the exception of a municipal bond holding, all debt securities in our portfolio mature in less than three months, or are subject to an interest-rate reset date that occurs within that time period. The carrying value of these debt securities approximates their market value at December 31, 2007 and their value at maturity. Generally, our interest rate risk with respect to these investments is limited due to the short-term duration of these arrangements and the yields earned, which approximate current interest rates. We attempt to mitigate default risk by maintaining our portfolio investments in diversified, high-quality investment grade securities with limited time to maturity. We constantly monitor our investment portfolio and position our portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository.

As of December 31, 2007 and December 31, 2006, we have no other assets or liabilities that have significant interest rate sensitivity.

INVESTMENT RISK

At December 31, 2007, we had publicly traded equity securities comprised of DURECT Corporation common stock at fair value totaling $9.9 million included in long-term marketable securities. The fair value of this investment is subject to significant fluctuations due to the volatility of the stock market, changes in general economic conditions and changes in the financial condition of DURECT. Based on the fair value of the publicly traded equity securities we held at December 31, 2007, an assumed 25%, 40% and 50% adverse change in the market prices of this security would result in a corresponding decline in total fair value of approximately $2.5 million, $3.9 million and $4.9 million, respectively.

Given the current negative liquidity conditions in the global credit markets, in February 2008, auctions for $262.7 million of original par value of our auction-rate securities have failed rendering these securities temporarily illiquid through the normal auction process. $223.4 million of the $262.7 million of securities that failed at auction, were held as of December 31, 2007. At the time of our initial investment and through the date of this Report, all of our auction-rate securities in which we invest remain AA and AAA rated. Of the $223.4 million of securities held at December 31, 2007 that have failed at auction in February 2008, $13.0 million have since been sold outside of the normal auction process for amounts equal to our original purchase value. In addition, during 2008, we successfully liquidated into cash equivalents, $194.5 million of the $467.9 million of auction-rate securities held at December 31, 2007. The $194.5 million equaled our original purchase value. The underlying assets of our auction-rate securities are student loans and municipal bonds. Student loans are insured by either the Federal Family Education Loan Program (FFELP), a combination of FFELP and other monoline insurers such as Ambac Assurance Corp. (AMBAC) and MBIA Insurance Corp. (MBIA) or AMBAC. The municipal bonds are insured by AMBAC, MBIA, CIFG Assurance North America Inc. (CIFG), or Financial Security Assurance Inc. (FSA). As of February 25, 2008, AMBAC was rated AAA by Moody's and Standard and Poor's and AA by Fitch Ratings and MBIA, CIFG, and FSA were rated AAA by Moody's, Standard and Poor's, and Fitch Ratings. Although these insurers are highly rated, they are reported to be experiencing financial difficulty, which could negatively affect their ratings and thus the ratings of the auction-rate securities that we hold. If the underlying issuers are unable to successfully clear future auctions or if their credit rating deteriorates and the deterioration is deemed to be other-than-temporary, we would be required to adjust the carrying value of the auction-rate securities through an impairment charge to earnings. Any of these events could materially affect our results of operations and our financial condition. In the event we need to access these funds, we could be required to sell these securities at an amount below our original purchase value. However, based on our ability to access our cash and cash equivalents and our other liquid investments, totaling $673.6 million at December 31, 2007, and our expected operating cash flows, we do not expect to be required to sell these securities at a loss.

FOREIGN CURRENCY RISK

While all of our net sales are within the United States and denominated in U.S. dollars, we purchase Lidoderm®, in U.S. dollars, from Teikoku Seiyaku Co., Ltd., a Japanese manufacturer. As part of the purchase agreement with Teikoku, there is a price adjustment feature that prevents the cash payment in U.S. dollars from falling outside of a certain pre-defined range in Japanese yen even if the spot rate is outside of that range. A 10% change in foreign currency exchange rates would not have a material impact on our financial condition, results of operations or cash flows.

INFLATION

We do not believe that inflation has had a significant impact on our revenues or operations.

Not applicable.

Market Information. Our common stock is traded on the NASDAQ under the symbol "ENDP". The following table sets forth the quarterly high and low share price information for the periods indicated. The prices shown represent quotations between dealers, without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.

	Endo Common Stock	
	High	Low
Year Ending December 31, 2007		
1st Quarter	$32.63	$26.91
2nd Quarter	$35.85	$28.94
3rd Quarter	$35.20	$28.86
4th Quarter	$30.90	$26.04
Year Ending December 31, 2006		
1st Quarter	$33.96	$21.06
2nd Quarter	$33.03	$27.76
3rd Quarter	$34.60	$28.88
4th Quarter	$34.75	$26.68

Holders. As of February 15, 2008, we estimate that there were approximately 73 record holders of our common stock.

Dividends. We have never declared or paid any cash dividends on our capital stock. Prior to its expiration on December 21, 2006, our credit facility contained limitations and restrictions on the payment of dividends. Since these restrictions have lapsed, the payment of cash dividends is subject to the discretion of our Board of Directors and will be dependent on many factors, including our earnings, capital needs and general financial condition. We anticipate that, for the foreseeable future, we will retain our earnings in order to finance strategic investments in our business.

Performance Graph. The following graph provides a comparison of the cumulative total stockholder return on the Company's common stock with that of the cumulative total stockholder return on the (i) NASDAQ Stock Market Index (U.S.) and (ii) the NASDAQ Pharmaceutical Index, commencing on December 31, 2002 and ending December 31, 2007. The graph assumes $100 invested on December 31, 2002 in the Company's common stock, and in each of the comparative indices. Our historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Endo Pharmaceutical Holdings Inc., The NASDAQ Composite Index
And The NASDAQ Pharmaceutical Index


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Endo Pharmaceutical Holdings Inc.
NASDAQ Composite Index
NASDAQ Pharmaceutical

* $100 invested on 12/31/02 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	December 31,					
	2002	2003	2004	2005	2006	2007
Endo Pharmaceutical Holdings Inc.	$100.00	$251.46	$272.89	$393.04	$358.23	$346.41
NASDAQ Composite Index	$100.00	$149.75	$164.64	$168.60	$187.83	$205.22
NASDAQ Pharmaceutical Index	$100.00	$144.89	$160.46	$160.65	$163.42	$154.46

The management of Endo Pharmaceuticals Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Endo Pharmaceuticals Holdings Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Endo Pharmaceuticals Holdings Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment we believe that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Endo Pharmaceuticals Holdings Inc.'s independent registered public accounting firm has issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. This report appears on page 73.

Nancy J. Wysenski
Chief Operating Officer
(Principal Executive Officer)

Charles A. Rowland, Jr.
Executive Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer)

February 26, 2008

To the Board of Directors and Stockholders of
Endo Pharmaceuticals Holdings Inc.
Chadds Ford, Pennsylvania

We have audited the accompanying consolidated balance sheets of Endo Pharmaceuticals Holdings Inc and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endo Pharmaceuticals Holdings Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007, and Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, on January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 26, 2008

To the Board of Directors and Stockholders of
Endo Pharmaceuticals Holdings Inc.
Chadds Ford, Pennsylvania

We have audited the internal control over financial reporting of Endo Pharmaceuticals Holdings Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 26, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes* in 2007, and the adoption of Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* in 2006.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 26, 2008

(In thousands, except share data)	December 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 350,325	$ 628,085
Marketable securities	313,386	—
Accounts receivable, net of allowance of $1,465 and $1,475 at December 31, 2007 and 2006	249,784	279,159
Inventories	69,228	62,129
Prepaid expenses and other current assets	26,539	11,663
Deferred income taxes	56,185	54,978
Total current assets	1,065,447	1,036,014
Marketable Securities	283,339	6,810
Property and Equipment, Net	44,920	36,565
Goodwill	181,079	181,079
Other Intangibles, Net	70,949	78,046
Note Receivable	45,971	52,872
Deferred Income Taxes	4,211	1,745
Other Assets	6,722	3,558
Total Assets	$1,702,638	$1,396,689
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 178,869	$ 122,647
Accrued expenses	185,264	164,528
Due to Endo Pharma LLC	685	38,693
Estimated amount due seller, current portion	15,000	—
Income taxes payable	17,140	12,231
Total current liabilities	396,958	338,099
Estimated Amount Due Seller	530	15,530
Other Liabilities	12,860	2,072
Commitments and Contingencies (Note 11)		
Stockholders' Equity:		
Preferred Stock, $0.01 par value; 40,000,000 shares authorized; none issued	—	—
Common Stock, $0.01 par value; 175,000,000 shares authorized; 134,144,993 and 133,600,959 shares issued and outstanding at December 31, 2007 and 2006, respectively	1,341	1,336
Additional paid-in capital	704,305	679,704
Retained earnings	583,619	358,831
Accumulated other comprehensive income	3,025	1,117
Total stockholders' equity	1,292,290	1,040,988
Total Liabilities and Stockholders' Equity	$1,702,638	$1,396,689

See Notes to Consolidated Financial Statements.

(In thousands, except per share data)	Years Ended December 31, 2007	2006	2005
Net Sales	$1,085,608	$909,659	$820,164
Costs and Expenses:			
Cost of sales	217,369	208,889	192,296
Selling, general and administrative	411,869	346,303	217,267
Research and development	138,255	86,629	91,837
Impairment of other intangible assets	889	31,263	5,515
Purchased in-process research and development	—	26,046	—
Operating Income	317,226	210,529	313,249
Interest and Other Income, Net of interest expense of $117, $1,384 and $1,744, respectively	36,024	23,205	10,995
Income Before Income Tax	353,250	233,734	324,244
Income Tax	125,810	95,895	121,949
Net Income	$ 227,440	$137,839	$202,295
Net Income Per Share:			
Basic	$ 1.70	$ 1.03	$ 1.53
Diluted	$ 1.69	$ 1.03	$ 1.52
Weighted Average Shares			
Basic	133,903	133,178	132,242
Diluted	134,525	133,911	133,289

See Notes to Consolidated Financial Statements.

Years Ended December 31, 2007, 2006 and 2005

(In thousands, except share data)	Number Of Shares	Common Stock at Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income
Balance, January 1, 2005	131,856,014	$1,319	$ 635,915	$ 18,697	$ 19	$ 655,950	–
Estimated tax sharing distributions due to Endo Pharma LLC	–	–	(194,662)	–	–	(194,662)	–
Selling, general and administrative expenses funded by Endo Pharma LLC	–	–	2,000	–	–	2,000	–
Exercise of options	944,859	9	10,180	–	–	10,189	–
Tax benefits of stock options exercised	–	–	165,903	–	–	165,903	–
Unrealized gain on securities, net of tax	–	–	–	–	1,695	1,695	1,695
Net income	–	–	–	202,295	–	202,295	202,295
Comprehensive income	–	–	–	–	–	–	$203,990
Balance, December 31, 2005	132,800,873	$1,328	$ 619,336	$220,992	$1,714	$ 843,370	–
Estimated tax sharing distributions due to Endo Pharma LLC	–	–	(39,702)	–	–	(39,702)	–
Selling, general and administrative expenses funded by Endo Pharma LLC	–	–	21,423	–	–	21,423	–
Compensation related to stock options			32,279			32,279	
Exercise of options	800,086	8	8,435	–	–	8,443	–
Tax benefits of stock options exercised	–	–	37,933	–	–	37,933	–
Unrealized loss on securities, net of tax	–	–	–	–	(597)	(597)	(597)
Net income	–	–	–	137,839	–	137,839	137,839
Comprehensive income	–	–	–	–	–	–	$137,242
Balance, December 31, 2006	133,600,959	$1,336	$ 679,704	$358,831	$1,117	$1,040,988	–
Estimated tax sharing distributions due to Endo Pharma LLC	–	–	(506)	–	–	(506)	–
Compensation related to stock-based awards	–	–	13,928	–	–	13,928	–
Grants of restricted stock awards	13,572			–	–		–
Exercise of options	530,462	5	7,726	–	–	7,731	–
Tax benefits of stock options exercised	–	–	3,453	–	–	3,453	–
Cumulative effect from the adoption of FIN 48, net of taxes	–	–		(2,652)		(2,652)	–
Unrealized gain on securities, net of tax	–	–		–	1,908	1,908	1,908
Net income	–	–		227,440	–	227,440	227,440
Comprehensive income	–	–	–	–	–	–	$229,348
Balance, December 31, 2007	134,144,993	$1,341	$ 704,305	$583,619	$3,025	$1,292,290	–

See Notes to Consolidated Financial Statements.

(In thousands)	Years Ended December 31, 2007	2006	2005
Operating Activities:			
Net income	$ 227,440	$ 137,839	$ 202,295
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,405	17,498	15,497
Purchased in-process research and development	—	26,046	—
Amortization of premium / discount	(1,114)	(1,240)	(1,240)
Deferred income taxes	(1,624)	9,352	(30,894)
Tax benefits of stock options exercised	—	—	206,228
Amortization of deferred financing costs	—	351	383
Stock-based compensation	13,928	32,279	—
Interest earned on available-for-sale securities	(3,503)	—	—
Impairment of long-lived assets	3,164	31,263	5,515
(Gain) loss on disposal of property and equipment	(495)	942	290
Selling, general and administrative expenses funded by Endo Pharma LLC	—	21,423	2,000
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	30,430	11,667	(146,787)
Inventories	(7,099)	(11,146)	20,432
Note receivable	86	(2,707)	(2,638)
Prepaid and other assets	156	2,781	(2,084)
Accounts payable	52,496	30,771	9,968
Accrued expenses	22,884	(34,853)	68,352
Due to Endo Pharma LLC	—	(5,624)	5,624
Other liabilities	4,323	—	—
Income taxes receivable/payable	7,265	78,692	(68,297)
Net cash provided by operating activities	365,742	345,334	284,644
Investing Activities:			
Purchase of property and equipment	(20,007)	(13,219)	(10,491)
Proceeds from sale of property and equipment	162	143	7
Purchases of available-for-sale securities	(806,409)	—	—
Sales of available-for-sale securities	214,901	—	—
License fees	—	(32,900)	(14,500)
Acquisition, net of cash acquired	—	(20,473)	—
Distribution from equity method investment	2,125	—	—
Other investments	(5,300)	—	(1,700)
Net cash used in investing activities	(614,528)	(66,449)	(26,684)
Financing Activities:			
Capital lease obligations repayments	(1,118)	(2,367)	(2,452)
Tax sharing payments to Endo Pharma LLC	(38,514)	(195,835)	(42,775)
Excess tax benefits of stock options exercised	2,927	38,003	—
Exercise of Endo Pharmaceuticals Holdings Inc. Stock Options	7,731	8,443	10,189
Net cash used in financing activities	(28,974)	(151,756)	(35,038)
Net (Decrease) / Increase in Cash and Cash Equivalents	(277,760)	127,129	222,922
Cash and Cash Equivalents, Beginning of Period	628,085	500,956	278,034
Cash and Cash Equivalents, End of Period	$ 350,325	$ 628,085	$ 500,956
Supplemental Information:			
Interest paid	$ 117	$ 1,659	$ 878
Income taxes paid	$ 110,305	$ 39,978	$ 17,002
Schedule of Non-Cash Investing and Financing Activities:			
Purchase of property and equipment financed by capital leases	$ 419	$ 172	$ 5,546
Change in accrual for purchases of property and equipment	$ (3,726)	$ 3,764	$ (1,560)

See Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS

Endo Pharmaceuticals Holdings Inc. (the "Company" or "we") is a specialty pharmaceutical company with market leadership in pain management. The Company, through its wholly-owned subsidiary, Endo Pharmaceuticals Inc. ("Endo" or "EPI"), is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, primarily in the United States. The Company was incorporated on November 18, 1997 under the laws of the state of Delaware. The stock of Endo is the only asset of the Company, and the Company has no other operations or business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Endo Pharmaceuticals Holdings Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Reclassifications: Marketable securities of $6.8 million as of December 31, 2006 has been reclassified to long-term marketable securities from other assets to conform to the current year presentation. In prior years, our cost of sales did not include amortization expense of intangible assets related to commercial products. However, we have reclassified the amortization expense of these intangible assets to cost of sales in our Consolidated Statement of Operations for the years ended December 31, 2006, and 2005 to conform to the current period presentation. Amortization expense for our intangible assets related to commercial products, that has been reclassified to cost of sales for the years ended December 31, 2006 and 2005 was approximately $7.5 million and $5.9 million, respectively. Amortization expense for intangible assets related to products under development for the years ended December 31, 2006 and 2005, that has been reclassified to research and development, was approximately $1.3 million and $1.7 million, respectively. As a result of the removal of a separate line item for depreciation and amortization, depreciation expense for the years ended December 31, 2006 and 2005 has been reclassified to research and development expense or selling, general and administrative expense in our Consolidated Statement of Operations based upon usage of the underlying fixed assets. Depreciation expense reclassified to research and development expense for the years ended December 31, 2006 and 2005 was approximately $2.5 million and $1.8 million, respectively. Depreciation expense reclassified to selling, general and administrative expense for the years ended December 31, 2006 and 2005 was approximately $6.2 million and $6.0 million, respectively. In addition, we have removed the presentation of a separate line for gross profit from our Consolidated Statements of Operations.

Use of Estimates: The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made and assumptions used are in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses; inventory reserves; deferred taxes; contingencies; the valuation of stock-based compensation; the capitalization of and the selection of amortization periods for intangible assets with finite lives; and the assessment of the recoverability of long-lived assets and other intangible assets.

Customer, Product and Supplier Concentration: We sell our products directly to a limited number of large pharmacy chains and through a limited number of wholesale drug distributors who, in turn, supply products to pharmacies, hospitals, governmental agencies and physicians. Net sales to customers who accounted for 10% or more of our net sales during the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Customer A	34%	28%	27%
Customer B	31%	29%	31%
Customer C	15%	15%	13%

The Company derives a majority of its net sales from a limited number of products. Net sales that accounted for 10% or more of our total net sales during the years ended December 31, 2007, 2006 and 2005 were as follows:

	Years Ended December 31		
	2007	2006	2005
Lidoderm®	65%	62%	51%
Percocet®	11%	11%	13%
Opana® ER and Opana®	10%	1%	—
Generic oxycodone extended-release tablets	—	6%	14%

We have agreements with Novartis Consumer Health, Inc., Teikoku Seiyaku Co., Ltd., Almac Pharma Services and Sharp Corporation for the manufacture and supply of a substantial portion of our existing pharmaceutical products (see Note 11).

Revenue Recognition: Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses. We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, certain royalties, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured. Revenue from the launch of a new or significantly unique product, for which we are unable to develop the requisite historical data on which to base estimates of returns, due to the uniqueness of the therapeutic area or delivery technology as compared to other products in our portfolio and in the industry, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch.

Sales Deductions: When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, certain royalties, DSA fees, returns and losses. These provisions, as described in greater detail below, are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

Research and Development: Expenditures for research and development are expensed as incurred. Property and equipment that are acquired or constructed for research and development activities and that have alternate future uses are capitalized and depreciated over their estimated useful lives on a straight-line basis. Upfront and milestone payments made to third parties in connection with agreements with third parties are generally expensed as incurred up to the point of regulatory approval, absent any alternative future uses. Payments made to third parties subsequent to regulatory approval are generally capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

Purchased In-Process Research and Development: Purchased in-process research and development represents the estimated fair value assigned to research and development projects acquired in a purchase business combination or asset acquisition that have not been completed at the date of acquisition and which have no alternative future use. Accordingly, these costs are charged to expense as of the acquisition date.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2007, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances. The Company maintains its cash deposits and cash equivalents with well-known and stable financial institutions. However, it has significant amounts of cash and cash equivalents at these financial institutions that are in excess of federally insured limits. This represents a concentration of credit risk. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

Marketable Securities: The Company accounts for investments in marketable securities in accordance with the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. We classify our marketable securities as available-for-sale securities. Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Available-for-sale securities are carried at fair market value. The Company reviews impairments associated with these investments in accordance with Emerging Issues Task Force (EITF) 03-1 and FSP SFAS 115-1 and 124-1, "The Meaning of Other-Than-Temporary-Impairment and Its Application to Certain Investments," to determine the classification of the impairment as "temporary" or "other-than-temporary." A temporary impairment results in an unrealized loss being recorded in the other comprehensive income. An impairment that is viewed as other-than-temporary would be recognized in net income. The Company considers various factors in determining whether to recognize a decline in value, including the length of time and extent to which the fair value has been less than the Company's cost basis, the financial condition and near-term prospects of the issuer or investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company has not recognized any such other-than-temporary impairment in any of the periods presented. The cost of securities sold is based on the specific identification method. Generally, the Company classifies investments in marketable securities as current when their remaining time to maturity is less than or equal to 12 months or, if time to maturity is greater than 12 months, when they represent investments of cash that are intended to be used in current operations. Auction-rate securities that become illiquid as a result of a failed auction are generally classified as non-current assets as the Company cannot predict when future auctions related to these securities will be successful. The cost of the debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, when present. Such amortization and accretion, along with realized gains and losses, are included in interest and other income, net.

The cost of the debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, when present. Such amortization and accretion, along with realized gains and losses, are included in interest and other income, net

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, marketable debt securities, accounts receivable and our note receivable. We invest our excess cash in high-quality, liquid money market instruments, auction rate debt securities and variable rate demand obligations maintained by financial institutions. While the underlying securities of auction-rate securities and variable rate demand obligations generally have contractual maturities between 20 and 30 years, the interest rates on such securities typically reset at intervals between 7 to 35 days. Despite the underlying long-term maturity of these securities, from the investor's perspective, such securities are priced and subsequently trade as short-term investments because of the interest rate reset feature. As a result, the Company generally has the ability to quickly liquidate these securities. We have not experienced any losses on our cash equivalents and debt securities. At December 31, 2007, \$467.9 million of our marketable securities portfolio is invested in AA and AAA rated investments in auction-rate securities. Auction-rate securities are long-term variable rate bonds tied to short-term interest rates. After the initial issuance of the securities, the interest rate on the securities is reset periodically, at intervals established at the time of issuance (e.g., every seven, twenty-eight, or thirty-five days; every six months; etc.), based on market demand for a reset period. Auction-rate securities are bought and sold in the marketplace through a competitive bidding process, often referred to as a "Dutch auction". If there is insufficient interest in the securities at the time of an auction, the auction may not be completed and the rates may be reset to predetermined "penalty" or "maximum" rates. Following such a failed auction, we would not be able to access our funds that are invested in the corresponding auction-rate securities until a future auction of these investments is successful or new buyers express interest in purchasing these securities in between reset dates. Since the Company cannot predict when future auctions related to \$273.4 million of its auction-rate securities will be successful, we have included this amount in long-term marketable securities in the accompanying Consolidated Balance Sheets. With respect to accounts receivable, we perform ongoing credit evaluations of our customers and generally do not require collateral. We have no history of significant losses from uncollectible accounts. Approximately 85% and 81% of our trade accounts receivable balance represent amounts due from three customers at December 31, 2007 and 2006, respectively. Our note receivable was secured by certain assets of the counterparty and future royalty and milestone payments that may become due to the counterparty (See Note 8).

Fair Value of Financial Instruments: The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are a reasonable estimate of their fair values because of the current maturities of these instruments. The carrying amount of our note receivable approximates its fair value as the effective rate for this note is comparable to market rates at December 31, 2007. Marketable securities are recorded at fair value at December 31, 2007.

Inventories: Inventories consist of finished goods held for distribution, raw materials and work-in-process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets, ranging from two to ten years, on a straight-line basis. Leasehold improvements and capital lease assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the terms of their respective leases.

License Rights: The cost of licenses are either expensed immediately or, if capitalized, are stated at cost, less accumulated amortization and are amortized using the straight-line method over their estimated useful lives ranging from twelve to twenty years, with a weighted average useful life of approximately 16 years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. The value of these licenses is subject to continuing scientific, medical and marketplace uncertainty.

Patents: Patents are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Impairment of Long-Lived Assets: Long-lived assets, which includes property and equipment, license rights and patents, are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows generated by that asset. In the event the carrying value of the asset exceeds the undiscounted future cash flows generated by that asset and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs.

Goodwill: Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS No. 142"), goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair-value-based test. Goodwill is assessed on an annual basis on January 1st of each year for impairment or more frequently if impairment indicators arise. SFAS No. 142 prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. On January 1, 2008 and 2007, our goodwill was evaluated for impairment and, based on the fair value of our one reporting unit, no impairment was identified. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

Note Receivable: The Company continually evaluates the collectibility of its note receivable with Vernalis based on current information and events, including an assessment of Vernalis' ability to pay the amounts due on the loan at maturity. Our review is performed in accordance with Statement of Financial Accounting Standards No. 114 ("SFAS 114"), *Accounting by Creditors for Impairment of a Loan.* Under SFAS 114, loans are measured for potential impairment based on the present value of expected future cash flows, or the fair value of the collateral if the loan is collateral dependent. See Note 8.

Advertising Costs: Advertising costs are expensed as incurred and included in selling, general and administrative expenses and amounted to $47.2 million, $41.0 million and $23.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes: The Company accounts for income taxes and the related accounts under the asset and liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, there remain certain positions that may be challenged and possibly disallowed by various authorities. The tax provision and related accruals include the impact of such reasonably estimable losses as deemed appropriate. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Contingencies: The Company is subject to litigation in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Accruals are recorded when the Company determines that a loss related to a litigation matter is both probable and reasonably estimable.

Stock-Based Compensation: Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations ("APB 25"), as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation.* No stock-based employee compensation cost was recognized in the Statement of Operations for the years ended December 31, 2005 and 2004. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment*, using the modified-prospective-transition method. Under that transition method, compensation cost recognized during the years ended December 31, 2007 and 2006 includes:
(a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123, and
(b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement No. 123(R). Results for prior periods have not been restated.

As a result of adopting Statement No. 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2007, are $13.9 million ($12.4 million in selling, general and administrative expenses and $1.5 million in research and development expenses) and $8.6 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. The Company's income before income taxes and net income for the year ended December 31, 2006 are $12.4 million ($10.9 million in selling, general and administrative expenses and $1.5 million in research and development expenses) and $7.6 million lower, respectively, than if it had continued to account for share-based compensation under

APB 25. Basic and diluted net income per share for the year ended December 31, 2007 are both $0.06 lower, than if the Company had not adopted Statement No. 123(R). Basic and diluted net income per share for the year ended December 31, 2006 are both $0.06 lower, than if the Company had not adopted Statement No. 123(R). This impact of adopting Statement No. 123(R) does not include approximately $20 million in stock compensation charges, recorded during the year ended December 31, 2006, related to the 809,893 options granted during the year ended December 31, 2006 under the Endo Pharma LLC plans as the stock-based compensation charge for this particular grant would have been identical under APB 25 and Statement No. 123(R). See Note 15 for additional disclosure regarding this particular option grant.

Prior to the adoption of Statement No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Statement No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $2.9 million and $38.0 million excess tax benefit in 2007 and 2006, respectively, classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted Statement No. 123(R).

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement No. 123 to options granted under the Company's stock-based compensation plans for the year ended December 31, 2005 (in thousands, except per share data). For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option-pricing model and amortized to expense over the options' vesting periods.

	2005
Net income, as reported	$202,295
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(7,203)
Add: Tax effect of stock-based employee compensation expense under fair value based methods	2,766
Pro forma net income	$197,858
Basic earnings per share, as reported	$ 1.53
Basic earnings per share, pro forma	$ 1.50
Diluted earnings per share, as reported	$ 1.52
Diluted earnings per share, pro forma	$ 1.48
Weighted average shares outstanding	
Basic	132,242
Diluted	133,289

Segment Information: We report segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. We have one reportable segment, pharmaceutical products.

Comprehensive Income: Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Our other comprehensive income or loss is comprised of unrealized holding gains and losses, net of income taxes.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 was effective for fiscal years beginning after December 15, 2006. We have adopted FIN No. 48 as of January 1, 2007. The adoption resulted in a charge of $2.7 million recorded directly to retained earnings as a cumulative effect of a change in accounting principle. See Note 10 for further discussion. In May, 2007 the FASB issued FASB Staff Position FIN 48-1 ("FSP FIN 48-1") which amended FIN 48 to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN 48-1 settlement has effectively occurred if the taxing authority has completed all of its required or expected examination procedures, the enterprise does not intend to appeal or litigate any aspect of the tax position, and it is considered remote that the taxing authority would re-examine the tax position. This FSP was effective upon the initial adoption of FIN 48 on January 1, 2007. Upon adoption, the Company applied FIN 48 in a manner consistent with the provisions of FSP FIN 48-1 and therefore retrospective application was not required.

In September 2006, the FASB issued SFAS No.157, *Fair Value Measurements ("SFAS 157")*, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under accounting principles generally accepted in the United States. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157* (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159") *The Fair Value Option for Financial Assets and Financial Liabilities*, providing companies with an option to report selected financial assets and liabilities at fair value. This Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our financial statements.

In June 2007, the Emerging Issues Task Force (Task Force) of the FASB reached a consensus on Issue No. 07-3 ("EITF 07-3"), *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*. Under EITF 07-3, nonrefundable advance payments for goods or services that will be used or rendered for research and development activities should be deferred and capitalized. Such payments should be recognized as an expense as the goods are delivered or the related services are performed, not when the advance payment is made. If a company does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for new contracts entered into in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company is currently evaluating the impact of the adoption of EITF 07-3 on its consolidated financial statements.

In its December 2007 meeting, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF or Task Force) in Issue No. 07-1 ("EITF 07-1"), *Accounting for Collaborative Arrangements*. The scope of EITF 07-1 is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The Task Force concluded that revenue transactions with third parties and associated costs incurred should be reported in the appropriate line item in each company's financial statements pursuant to the guidance in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. The Task Force also concluded that the equity method of accounting under Accounting Principles Board Opinion 18, *The Equity Method of Accounting for Investments in Common Stock*, should not be applied to arrangements that are not conducted through a separate legal entity. The Task Force also concluded that the income statement classification of payments made between the parties in an arrangement should be based on a consideration of the following factors: the nature and terms of the arrangement; the nature of the entities' operations; and whether the partners' payments are within the scope of existing GAAP. To the extent such costs are not within the scope of other authoritative accounting literature, the income statement characterization for the payments should be based on an analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. The provisions of EITF 07-1 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements exiting at adoption as a change in accounting principle. If it impracticable to apply the consensus to a specific arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The Company is currently evaluating the impact of the adoption of EITF 07-1 on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R) *Business Combinations* ("SFAS 141(R)") and SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"). SFAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are required to be adopted concurrently and are effective for fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited.

3. MARKETABLE SECURITIES

Available-for-sale securities held by the Company as of December 31, 2007 and 2006 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2007:				
Money market funds	$299,261	$ —	$—	$299,261
Total included in cash and cash equivalents	299,261	—	—	299,261
Auction-rate securities	194,465	2	—	194,467
Variable-rate demand obligations	113,805	—	—	113,805
Municipal bond	5,078	36	—	5,114
Current marketable securities	313,348	38	—	313,386
Auction-rate securities	273,477	—	—	273,477
Equity securities	5,000	4,862	—	9,862
Long-term marketable securities	278,477	4,862	—	283,339
Total available-for-sale securities	$891,086	$4,900	$—	$895,986

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2006:				
Money market funds	$578,903	$ —	$—	$578,903
Total included in cash and cash equivalents	578,903	—	—	578,903
Equity securities	5,000	1,810	—	6,810
Long-term marketable securities	5,000	1,810	—	6,810
Total available-for-sale securities	$583,903	$1,810	—	$585,713

Variable rate demand obligations are long-term variable rate bonds tied to short-term interest rates. Variable rate demand obligations are typically bought and sold through a remarketing process, whereby an investor tenders their bonds to a trustee for purchase at any auction or remarketing date. A remarketing agent resets the interest rate on variable rate demand obligations to a rate that will successfully allow remarketing of those bonds and remarkets the bonds to new investors. Equity securities consist of publicly traded equity securities which are not held to support current operations. Accordingly, they are classified as non-current assets. Money market funds represent a type of mutual fund required by law to invest in low-risk securities (for example, U.S. government bonds, U.S. Treasury Bills and commercial paper). Money market funds are structured to maintain the fund's net asset value at $1 per unit, which assists in ensuring adequate liquidity upon demand by the holder. Money market funds pay dividends that generally reflect short-term interest rates. Thus, only the dividend yield fluctuates. See description of auction rate securities in Note 2.

During the year ended December 31, 2007, equity securities consisting of investments in open-end mutual funds that invest in U.S. government securities were sold in their entirety for cash proceeds totaling $11.2 million. Of the $11.2 million of cash proceeds, $11.0 million was a return of principal with the remaining $0.2 million accounted for as a realized holding gain. The realized gain is included in interest and other income, net in the Consolidated Statement of Operations. There were no realized holding gains and losses resulting from the sale of our auction rate securities and variable rate demand obligations during the year ended December 31, 2007.

The amortized cost and estimated fair value of debt and equity securities by contractual maturities are shown below (in thousands). Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2007		December 31, 2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt securities:				
Due in less than 1 year	$ 5,078	$ 5,114	$ —	$ —
Due in 1 to 5 years	4,500	4,500	—	—
Due in 5 to 10 years	—	—	—	—
Due after 10 years	577,247	577,249	—	—
Equity securities	5,000	9,862	5,000	6,810
Money market funds	299,261	299,261	578,903	578,903
Total	$891,086	$895,986	$583,903	$585,713

While the underlying securities of auction rate securities and variable rate demand obligations generally have contractual maturities between 20 and 30 years, the interest rates on such securities typically reset at intervals between 7 to 35 days. Despite the underlying long-term maturity of these securities, from the investor's perspective, such securities are priced and subsequently trade as short-term investments because of the interest rate reset feature. As a result, the Company generally has the ability to quickly liquidate these securities. The Company has not recorded any significant cumulative gross unrealized holding gains or losses or gross realized gains or losses from these investments. All income generated from these short-term investments has been recorded as interest income.

As of December 31, 2007, $467.9 million of our marketable securities portfolio is invested in AA and AAA rated investments in auction-rate securities. Given the current negative liquidity conditions in the global credit markets, in February 2008 auctions for $262.7 million of original par value of our auction rate securities have failed rendering these securities temporarily illiquid through the normal auction process. $223.4 million of the $262.7 million of securities that failed at auction, were held as of December 31, 2007. All of our auction-rate securities in which we invested as of December 31, 2007 were AA and AAA-rated. Subsequent to December 31, 2007, $13.0 million out of the $223.4 million securities that have failed at auction, have since been sold outside of the normal auction process for amounts equal to our original purchase value. In addition, subsequent to December 31, 2007, we successfully liquidated, into cash equivalents, a total of $194.5 million of the $467.9 million of auction-rate securities held at December 31, 2007. The $194.5 million equaled our original purchase value. Since the Company cannot predict when future auctions related to the remaining $273.4 million will be successful, we have classified this amount as long-term marketable securities in the Consolidated Balance Sheets.

The underlying assets of our auction-rate securities are student loans and municipal bonds. Student loans are insured by either the Federal Family Education Loan Program (FFELP) or a combination of FFELP and other monoline insurers such as Ambac Financial Group Inc. (AMBAC) and MBIA Inc. (MBIA). The municipal bonds are insured by AMBAC, MBIA, CIFG Services, Inc. (CIFG), or Financial Security Assurance Inc. (FSA).

4. ACQUISITIONS, LICENSE AND COLLABORATION AGREEMENTS

Commercial Products

Hind Healthcare Inc.

In November 1998, Endo entered into a license agreement (referred to as the Hind License Agreement) with Hind Healthcare Inc., or Hind, for the sole and exclusive right to develop, use, market, promote and sell Lidoderm® in the United States. Under the terms of the Hind License Agreement, Endo paid Hind approximately $10 million based upon the achievement of certain milestones and capitalized this amount as an intangible asset representing the fair value of these exclusive rights. In addition, Endo pays Hind non-refundable royalties based on net sales of Lidoderm®. Royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. The royalty rate is 10% of net sales through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011, including a minimum royalty of at least $500,000 per year. During 2007, 2006 and 2005, we recorded $78.2 million, $62.8 million and $46.4 million for these royalties to Hind, respectively, which were recorded as a reduction to net sales. At December 31, 2007 and 2006, $23.1 million and $19.2 million, respectively, is recorded as royalty payable and included in accounts payable in the accompanying balance sheet. In March 2002, we extended this license with Hind to cover Lidoderm® in Canada and Mexico.

Penwest Pharmaceuticals Co.

In September 1997, we entered into a collaboration agreement with Penwest Pharmaceuticals Co. to exclusively co-develop opioid analgesic products for pain management, using Penwest's patent-protected proprietary technology, for commercial sale worldwide. On April 2, 2002, we amended and restated this strategic alliance agreement between the parties (the 2002 Agreement) to provide, among other things, that this collaboration would cover only that opioid analgesic product currently under development by the parties, namely, oxymorphone ER, now known as Opana® ER. We had historically shared, on an equal basis, the costs of products developed under this agreement. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of oxymorphone ER on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we were responsible for funding 100% of these remaining costs until June 22, 2006, the date on which oxymorphone ER received FDA approval. In January 2007, the Company and Penwest entered into an amendment (the 2007 Amendment) to the 2002 amended and restated strategic alliance agreement between the parties (the 2002 Agreement). Under the terms of the 2007 Amendment, Endo and Penwest agreed to restructure the 2002 Agreement to provide that royalties payable to Penwest for U.S. sales of Opana® ER will be calculated based on net sales of the product rather than on operating profit, and to change certain other provisions of the 2002 Agreement. The 2007 Amendment also resolved the parties' ongoing disagreement with regard to sharing of marketing expenses during the period prior to when Opana® ER reaches profitability. The key financial terms of the 2007 Amendment are summarized as follows:

- With respect to U.S. sales of Opana® ER, Endo's royalty payments to Penwest will be calculated starting at 22% of annual net sales of the product, and, based on agreed-upon levels of annual net sales achieved, the royalty rate can increase to a maximum of 30%.

- No royalty payments will be due to Penwest for the first $41 million of royalties that would otherwise have been payable beginning from the time of the product launch in July 2006.

- Penwest is entitled to receive milestone payments of up to $90 million based upon the achievement of certain agreed-upon annual sales thresholds.

- In 2003, Penwest opted out of funding development costs for Opana® ER. Under the 2007 Amendment, the parties have agreed that Penwest's share of these unfunded development costs will be fixed at $28 million and will be recouped by Endo through a temporary 50% reduction in royalties payable to Penwest. This temporary reduction in royalties will not apply until the $41 million royalty threshold referred to above has been met.

As a result of the terms described above, the Company anticipates that no royalties are or will be due on the first $186.3 million of net sales of Opana® ER as we recoup our previously recognized launch expenses. After this initial $186.3 million of net sales, royalties will be reduced by fifty percent (50%) until we recoup our previously recognized certification period expenses, after which time royalties will be payable on annual net sales based on the royalty rates described above.

Vernalis Development Limited

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to license exclusively to us rights to market Frova® (frovatriptan) in North America. Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. Under the terms of the license agreement, we paid Vernalis an upfront fee of $30 million and were required to make anniversary payments for the first two years at $15 million in 2005 and 2006 (both $15 million anniversary payments have been made). We have capitalized the $30 million up-front payment, the present value of the two $15 million anniversary payments and the difference of $6.2 million between the face amount of the note and its present value at inception (See Note 8) as an intangible asset representing the fair value of the exclusive license to market Frova®. We are amortizing this intangible asset over its estimated useful life of 15 years. Under the terms of the license agreement with Vernalis, we could be required to make a $40 million milestone payment upon FDA approval for the menstrual migraine indication (MM). In September 2007, the FDA issued to the Company and our development partner Vernalis, a "not approvable" letter pertaining to our sNDA for Frova® for the additional indication of short-term prevention of menstrual migraine. In addition, Vernalis could receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. Beginning on January 1, 2007 we began paying royalties to Vernalis based on the net sales of Frova®. During the year ended December 31, 2007, we expensed royalties payable to Vernalis in the amount of approximately $7.9 million. We have withheld 50% of those royalties and used the withholding to offset a portion of the unpaid accrued interest on the note receivable. The term of the license agreement is for the shorter of the time (i) that there are valid claims on the Vernalis patents covering Frova® or there is market exclusivity granted by a regulatory authority, whichever is longer, or (ii) until the date on which a generic version of Frova® is first offered, but in no event longer than 20 years. We can terminate the license agreement under certain circumstances, including upon one years' written notice. In July 2007, Vernalis and Endo entered into Amendment No. 3 (Amendment No. 3) to the License Agreement dated July 14, 2004. Under the Amendment, Vernalis granted to Endo, a sole and exclusive (even as against Vernalis) license to make, have made, use, commercialize and have commercialized the product Frova® (frovatriptan) in Canada, under the Canadian Trademark. In February 2008, Vernalis and Endo entered into Amendment No. 4 (Amendment No. 4) to the License Agreement dated July 14, 2004. In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4 sets forth an annual minimum net sales threshold such that no royalties will be due on annual net sales less than $85 million. Once the annual minimum net sales amount is reached, royalty payments will be due on the portion of annual net sales that exceed the threshold.

On July 1, 2005, we entered into a co-promotion agreement, as amended on December 22, 2005, with Vernalis. The co-promotion agreement, as amended, is related to the above described license agreement under which Vernalis agreed to exclusively license to us rights to market the product Frova® (frovatriptan) in North America. Pursuant to the license agreement, Vernalis had retained rights to co-promote Frova® in the United States and exercised its co-promotion option effective January 2006. Concurrent with the execution of Amendment No. 4 to the License Agreement, the co-promotion agreement was terminated.

Also in February 2008, we entered into an agreement with Vernalis to terminate the existing loan agreement between the parties. Pursuant to the termination agreement, payment of our outstanding note receivable was satisfied by a cash payment from Vernalis of $7 million and by way of a reduction in royalties payable to Vernalis pursuant to Amendment No. 4 described above.

Novopharm Limited

In July 2007, we and Novopharm Limited ("Novopharm") entered into a License Agreement (the "Novopharm Agreement") whereby we granted to Novopharm the exclusive right to use, import, sell, have sold, offer to sell, distribute, market, promote and otherwise exploit the product Frova® (frovatriptan) in Canada. Novopharm has paid to the Company upfront and milestone payments of approximately $0.5 million and has agreed to make additional milestone payments totaling $0.4 million upon the occurrence of certain events or based on the passage of time. In addition to the milestone payments, Novopharm will pay to Endo royalties based on a certain percentage of net sales as defined in the Novopharm Agreement. The term of the Novopharm Agreement will continue until the later to occur of 10 years after its July 2007 effective date or the expiration of the last Frova® patent in Canada. We have the right after December 31, 2010 to terminate the Novopharm Agreement upon one hundred eighty (180) days prior written notice to Novopharm, and may be required to make annual royalty payments to Novopharm for a period of up to three years after such termination on any sales in Canada made by Endo or any of its affiliates during that three-year period.

ZARS Pharma

On January 6, 2006, we entered into a license agreement with ZARS Pharma for the North American rights to Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch ("ZARS Agreement"). Synera™ is for use on intact skin to provide local dermal anesthesia in children and adults. Approved by the FDA on June 23, 2005, Synera™ became commercially available in the second half of 2006. Under the terms of the agreement, we paid ZARS an upfront fee of $11 million in January 2006 and an additional $8 million upon the first commercial shipment of the product in the second half of 2006. Both amounts were capitalized as an intangible asset representing the fair value of the marketing rights to Synera™ acquired from ZARS. We may be required to make additional payments of up to approximately $19 million upon achievement of certain commercial milestones. We will also pay ZARS royalties on net sales of Synera™.

Following an impairment review of Synera™, we determined that the carrying amount of the recorded intangible asset was not fully recoverable. As a result, during 2006 we recorded a $16.5 million impairment charge to write the unamortized portion of this intangible asset down to its fair value, determined using a discounted cash flow model. During the year ended December 31, 2007, as a result of the continued lack of commercial success of Synera™, we recorded an impairment charge of $0.9 million related to the remaining unamortized portion of our ZARS intangible asset. In February 2008, ZARS and Endo entered into an amendment to the ZARS Agreement which granted Endo the right, through July 31, 2008, to pursue assignment of the ZARS Agreement and the right to terminate the ZARS Agreement on or after May 1, 2008, upon three months prior written notice.

SkyePharma, Inc.

In December 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. and SkyePharma Canada, Inc. relating to two of SkyePharma's patented development products, DepoDur® and Propofol IDD-D™ (collectively, the "Skye Products"). Under the terms of the Agreement, Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for the Skye Products, with options for certain other development products. In return, Endo made a $25 million upfront payment to SkyePharma, which we capitalized as an intangible asset representing the fair value of the exclusive license of the distribution and marketing rights for DepoDur®, with no value being assigned to Propofol IDD-D™ or any other SkyePharma products. We were amortizing this intangible asset over its estimated useful life of 17 years. During the year ended December 31, 2005, we recorded a receivable from SkyePharma of $5 million based upon the achievement of certain criteria as specified in the agreement. This receivable was recorded as a reduction to our recorded intangible asset and the remaining intangible asset began to be amortized over its remaining useful life of 15 years. We collected this receivable in January 2006. Under this agreement, we also obtained options on other SkyePharma development products, including DepoBupivicaine™, a long-acting, sustained release formulation of the local anesthetic bupivacaine. We had the option to obtain commercialization rights for this product when SkyePharma successfully completed its Phase II trials; however, in February 2006 we relinquished our rights to DepoBupivicaine™. During the first quarter of 2006, SkyePharma and the Company decided to discontinue their development and commercialization of the Propofol IDD-D™ product candidate due to development challenges encountered in attempting to achieve the targeted product profile. In January 2007, following an assessment of the status of DepoDur®, we announced that we notified SkyePharma PLC of our intent to terminate our development and commercialization agreement for this product and, in February 2007, entered into a termination agreement with SkyePharma whereby the Development and Marketing Strategic Alliance Agreement terminated in its entirety on March 31, 2007. In order to provide for the continued commercial support of the DepoDur® product and the transition of such product to SkyePharma on March 31, 2007, Endo provided a number of services and undertook certain activities. Specifically, Endo employed commercially reasonable efforts to maintain and continue all U.S. commercial activities in support of DepoDur® through March 31, 2007, and supported and/or undertook the transition of certain Endo functions and activities (including third party activities) to SkyePharma that were useful and necessary for SkyePharma to assume commercial and related responsibilities for DepoDur® in the U.S. All such transition services and activities were completed by March 31, 2007. During the year ended December 31, 2006, as a result of the continued lack of commercial success of DepoDur®, we recorded an impairment charge of $14.8 million related to the remaining unamortized portion of our SkyePharma intangible asset.

Products in development

RxKinetix, Inc.

On October 12, 2006, the Company acquired all of the outstanding common stock of privately held RxKinetix, Inc. RxKinetix specializes in developing new therapeutics focused on improving the quality of life for patients being treated for cancer. RxKinetix's most advanced product, now named EN3285, was, as of the acquisition date, in clinical Phase II for the prevention of oral mucositis, a painful, debilitating and often dose-limiting side effect that afflicts many patients being treated for cancer with radiation and/or chemotherapy. As a result of our acquisition of RxKinetix, Inc., we acquired one significant in-process research and development project, EN3285, a topical oral rinse with the active ingredient formulated in its proprietary ProGelz® drug delivery platform. All of the purchased in-process research and development value from this transaction was assigned to EN3285 since the other products, as of the acquisition date, were very early stage and did not meet the criteria to be recognized as assets. RxKinetix also had other products in early-stage development based on the ProGelz® technology. RxKinetix's research and development activities have been transferred in their entirety from our Boulder, Colorado facility. As a result, our Boulder, Colorado location will be closed during the first quarter of 2008.

In December 2007, the Company initiated the first of two phase III clinical trials of EN3285 for the prevention or delay of oral mucositis (OM). Endo has agreed to the trial design with the FDA under the Special Protocol Assessment (SPA) process. Under the terms of the SPA, Endo will initiate a multicenter, double-blind, placebo-controlled trial in approximately 240 OM patients undergoing chemoradiation therapy for head and neck cancer. The anticipated benefits of EN3285 are ease of use for patients and no systemic side-effects.

RxKinetix was a development stage company and therefore was accounted for as an asset acquisition. The results of operations for RxKinetix have been included in our consolidated financial statements beginning on the acquisition date.

The purchase price of RxKinetix, as of the acquisition date, was $20.5 million which was funded from our existing cash on hand. Additional contingent cash purchase consideration of up to $95 million may become due upon the achievement of certain clinical and regulatory milestones. The Company has allocated the purchase price to the RxKinetix assets acquired and liabilities assumed at their estimated fair values, based on a number of factors, including the use of an independent appraisal. Estimated fair values were determined through the use of a discounted cash flow analysis using market participant assumptions. Of the purchase price, approximately $26.0 million has been allocated to tangible and intangible assets to be used in research and development activities and those assets have been written-off to purchased in-process research and development, as of the acquisition date. The excess of fair value of the net assets acquired compared to the amount paid as of the acquisition date has been reflected as "estimated amount due seller" in accordance with SFAS No. 141, *Business Combinations*. Any contingent consideration paid in the future will be first applied to reduce the amount recorded as estimated amount due seller, and thereafter to the net assets acquired based on their relative fair values. Our purchase allocation is complete. At December 31, 2007, the Company has recorded, as a current liability, $15 million of the "estimated amount due seller" which at December 31, 2006 was classified, in its entirety, as a non-current liability. The current portion of the "estimated amount due seller" is due upon the first dosage being administered to a patient in a clinical phase III trial. There has not been any material change in the estimated fair values assigned to the assets acquired and liabilities assumed since the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition (in thousands):

Cash consideration	$ 20,000
Direct acquisition costs	482
Total purchase price	$ 20,482
Allocation of purchase price:	
Cash	$ 9
Property and equipment	127
Purchased in-process research and development	26,046
Other assets	461
Deferred tax assets	10,699
Other liabilities	(1,330)
Estimated amounts due seller	(15,530)
Total purchase price	$ 20,482

Orexo AB

In August 2004, we entered into an agreement granting us the exclusive rights to develop and market Orexo AB's (a Swedish company) patented sublingual muco-adhesive fentanyl product (Rapinyl™) in North America. Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. Rapinyl™ is based on Orexo's unique patented technology for sublingual administration. The agreement provided for us to make an up-front license fee payment of $10 million, which we capitalized as an intangible asset representing the fair value of the exclusive right to market products utilizing Orexo's unique patented technology for sublingual administration and are amortizing over its estimated useful life of 20 years. Our agreement with Orexo provides for us to make additional license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application, $17.7 million of which has been recorded through December 31, 2007 and included in research and development expense. Of this $17.7 million expensed from the inception of the agreement through December 31, 2007, $5.2 million has been recorded during each of the years ended December 31, 2007 and 2006. The agreement also provides for royalties based upon commercial sales and may include sales milestones if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $750,000.

ProEthic Pharmaceuticals, Inc.

In March 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. The ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries. Under the terms of the agreement, in March 2005, we paid a $10 million upfront fee that was expensed as research and development during the year ended December 31, 2005. We made a $5 million milestone payment upon the achievement of a regulatory milestone that was expensed as research and development during the year ended December 31, 2006. We could be required to make additional payments of approximately $8 million upon the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no less than ninety days' written notice.

DURECT Corporation

In April 2007, DURECT and Endo entered into Amendment No. 4 to the Development, Commercialization and Supply License Agreement dated November 8, 2002 (the "DURECT CHRONOGESIC™ License Agreement") relating to the development and commercialization of the CHRONOGESIC™ product candidate in the U.S. and Canada. Prior to the present amendment, in addition to other specified termination rights provided to both parties, the DURECT CHRONOGESIC™ License Agreement provided Endo with a right to terminate the DURECT CHRONOGESIC™ License Agreement starting March 31, 2007 in the event that DURECT had not commenced a specified clinical trial for the CHRONOGESIC™ product candidate on or before March 31, 2007, *provided that* Endo provided DURECT written notice of such termination prior to April 30, 2007. Under Amendment No. 4, the foregoing termination right was amended to provide Endo with the right to terminate the DURECT CHRONOGESIC™ License Agreement in the event that (i) DURECT had not delivered to Endo on or before March 31, 2008 a written notice that a human pharmacokinetic trial had been completed with the CHRONOGESIC™ product candidate, together with a full study report of the results of the trial or (ii) Endo, determines, in its sole discretion, to terminate the DURECT CHRONOGESIC™ License Agreement during the sixty-day period after DURECT's delivery of such notice, *provided that*, in each case Endo delivers to DURECT its written notice of termination prior to April 30, 2008. Under Amendment No. 4, Endo shall not be responsible for any development costs for the CHRONOGESIC™ product candidate prior to May 1, 2008. Commencing on May 1, 2008, unless the DURECT CHRONOGESIC™ License Agreement is earlier terminated by Endo, Endo will fund 50% of the ongoing development costs for the CHRONOGESIC™ product candidate in accordance with the terms of the DURECT CHRONOGESIC™ License Agreement. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT CHRONOGESIC™ License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT CHRONOGESIC™ License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT CHRONOGESIC™ License Agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, the DURECT CHRONOGESIC™ License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT up to $10.0 million.

In addition, in March 2005, we signed an agreement that gives us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, is intended to provide relief of moderate-to-severe chronic pain for up to seven days. We have assumed all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee, which was expensed as research and development, and are subject to potential additional payment requirements of up to approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

Noven Pharmaceuticals, Inc.

In February 2004, we entered into a License Agreement and a Supply Agreement with Noven Pharmaceuticals, Inc. under which Noven exclusively licensed to us the U.S. and Canadian rights to its developmental transdermal fentanyl patch, which was intended to be the generic equivalent of Johnson & Johnson's Duragesic® (fentanyl transdermal system). We made an upfront payment of $8.0 million, $1.5 million of which we expensed as research and development costs and $6.5 million of which we capitalized as an intangible asset representing the fair value of the exclusive license of the distribution and marketing rights. We were amortizing this intangible asset over its useful life of 11 years. On September 27, 2005, the FDA informed Noven that it would not approve Noven's ANDA for its developmental transdermal fentanyl patch based on the FDA's assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic®. As a result, we incurred a charge of approximately $4 million related to the write-off of our portion of the transdermal fentanyl patch inventory and an impairment charge of approximately $5.5 million, which represented the unamortized portion of the upfront license fee that we paid Noven in February 2004, during the year ended December 31, 2005. On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product. As part of such amendment, Endo received a right of first negotiation for certain future generic fentanyl patch products that Noven may develop.

EpiCept Corp.

In December 2003, we entered into a license granting us exclusive, worldwide rights to certain patents of EpiCept Corp. as well as exclusive, worldwide commercialization rights to EpiCept's LidoPAIN® BP product. The license agreement provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. Under this agreement, we made an upfront payment to EpiCept of $7.5 million which we capitalized as an intangible asset representing the fair value of the exclusive right and the patents. We are amortizing this intangible asset over its useful life of 13 years. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents expire.

Alexza Pharmaceuticals, Inc.

In December 2007, we entered into a license, development and supply agreement with Alexza Pharmaceuticals, Inc. (Alexza) for the exclusive development and commercialization rights in North America for Alexza's AZ-003 (Staccato® fentanyl) (Alexza Agreement). Currently in Phase I clinical development, AZ-003, now named EN3294, is a hand-held delivery system that uses Alexza's proprietary Staccato® system inhalation technology to deliver fentanyl for the treatment of breakthrough pain. EN3294 is patent protected until 2022. Under the terms of the Alexza Agreement, Endo paid Alexza an upfront fee of $10 million that was expensed as research and development during the year ended December 31, 2007, with additional payments of approximately $40 million becoming due upon achievement of predetermined regulatory and commercial milestones. Endo will also pay royalties to Alexza on net sales of EN3294. Endo will assume responsibility for, and funding of, all remaining clinical trial development and regulatory filings. Alexza will manufacture the product for Endo and will be responsible for completing development of the device.

Other

In December 2007, we entered into a license, development and supply agreement with an undisclosed third party collaborative partner for the exclusive clinical development and commercialization rights in Canada and the United States for a certain technology to be utilized in our various product development activities. Under the terms of this agreement the collaborative partner will be responsible for development efforts to conduct pharmaceutical formulation development and will manufacture any such product or products which obtain FDA approval. Endo will be responsible for conducting clinical development activities and for all development costs incurred to obtain regulatory approval. Pursuant to this agreement, we expensed upfront fees of $18.9 million as research and development during the year ended December 31, 2007. In the first quarter of 2008, a $2 million milestone payment became payable and additional payments of approximately 74.8 million euros may become due upon achievement of predetermined regulatory and commercial milestones. Endo will also make payments to the collaboration partner based on net sales of any such product or products commercialized under this agreement.

We have also entered into certain other collaboration agreements with third parties for the development of pain management and other products. Potential payments pursuant to these contracts could total up to approximately $4 million. These agreements require us to share in the development costs of such products and grant marketing rights to us for such products. During the year ended December 31, 2007, amounts expensed to research and development under these agreements was approximately $1.4 million.

We have also licensed from universities and other companies rights to certain technologies or intellectual property generally in the field of pain management. We are generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. In addition, these agreements generally require us to pay royalties on sales of the products arising from these agreements. These agreements generally permit Endo to terminate the agreement with no significant continuing obligation.

If our third party partners are unable or unwilling to fund their portion of the collaboration project with us, this may adversely affect our results of operations and cash flows in the foreseeable future.

5. INVENTORIES

Inventories are comprised of the following at December 31, 2007 and 2006, respectively (in thousands):

	2007	2006
Raw materials	$ 8,670	$ 7,619
Work-in-process	14,720	9,718
Finished goods	45,838	44,792
Total	$69,228	$62,129

6. PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following at December 31, 2007 and 2006, respectively (in thousands):

	2007	2006
Machinery and equipment	$ 15,833	$ 14,390
Leasehold improvements	13,889	13,772
Computer equipment and software	26,567	13,483
Assets under capital leases	1,906	7,149
Furniture and fixtures	6,482	5,692
Assets under construction	12,061	6,108
	76,738	60,594
Less accumulated depreciation	(31,818)	(24,029)
Total	$ 44,920	$ 36,565

Depreciation expense was $11.2 million, $8.7 million and $7.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

7. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangible assets consist of the following at December 31, 2007 and 2006, respectively (in thousands):

	December 31, 2007	December 31, 2006
Goodwill	$181,079	$181,079
Amortizable Intangibles:		
Licenses	$ 92,100	$ 94,621
Patents	3,200	3,200
	95,300	97,821
Less accumulated amortization	(24,351)	(19,775)
Other Intangibles, net	$ 70,949	$ 78,046

Changes in the gross carrying amount of licenses for the two years ended December 31, 2007, are as follows:

(in thousands)	Gross carrying amount
Balance at January 1, 2006	$112,100
Synera™ license	19,000
DepoDur® impairment	(20,000)
Synera™ impairment	(16,479)
Balance at December 31, 2006	$ 94,621
Synera™ impairment	(2,521)
Balance at December 31, 2007	$ 92,100

Amortization expense was $6.2 million, $8.8 million and $7.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2007 is as follows (in thousands):

2008	$6,097
2009	6,097
2010	6,097
2011	6,097
2012	6,097

8. NOTE RECEIVABLE

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us the rights to market Frova® (frovatriptan) in North America. Under the loan agreement, we provided Vernalis with a loan of $50 million in August 2004. The loan was primarily used to make a payment in full and final settlement of the amounts due to Elan Corporation from Vernalis in connection with Vernalis' reacquisition of the North American rights to Frova®. At inception, we estimated that an approximate fair market rate of interest for this type of secured loan was 8% per annum and therefore recorded the note receivable at its present value at inception of $43.8 million. The note receivable is being accreted up to its face amount at maturity using the effective interest method and thus the effective interest rate over the five-year term will be 8% per annum. The difference of $6.2 million between the face amount of the note and its present value at inception has been treated as additional consideration paid to acquire the license rights and has been included in other intangibles, net.

In February 2008, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties and to settle the outstanding note receivable. Concurrent with the termination agreement, we entered into Amendment No. 4 to the License Agreement dated July 14, 2004 between Vernalis and the Company (Amendment No. 4). In addition to amending certain specific terms and conditions of the License Agreement, Amendment No. 4 sets forth an annual minimum net sales threshold such that no royalties will be due on annual net sales less than $85 million. Once the annual minimum net sales amount is reached, royalty payments will be due on the portion of annual net sales that exceed the threshold. Pursuant to the termination agreement, Vernalis has made a cash payment of $7 million, and will forgo certain royalties that would have otherwise been due absent Amendment No. 4. This consideration, given to the Company by Vernalis, is sufficient enough to fully recover our note receivable.

Prior to entering into the termination agreement, the loan was secured against the revenues receivable by Vernalis under the license agreement. At our election, we were able to offset 50% of all royalties to be paid under the license agreement to Vernalis to repay the loan *provided that*, in each case Endo delivered to Vernalis written notice not less than five (5) business days prior to the due date of any payment. During the year ended December 31, 2007, we expensed royalties payable to Vernalis in the amount of approximately $7.9 million. We have withheld 50% of those royalties and used the withholding to offset a portion of the unpaid accrued interest on the note receivable. To the extent not previously repaid, the loan would have been due in full after five years. Interest was at the rate of 5% per annum payable semi-annually. However, Vernalis had the option to defer payment of interest and increase the loan outstanding each time an interest payment became due. Vernalis had elected to defer the payment of the first seven semi-annual interest amounts otherwise due January 31 and July 31 with a balance of approximately $5.4 million at termination. In addition, as a result of the cash payment made by Vernalis under the termination agreement in February 2008, we have reclassified $7 million of the long-term note receivable to short-term, which is included in prepaid and other assets.

Prior to the termination of the loan agreement in February 2008, the Company evaluated the collectibility of its note receivable with Vernalis based on current information and events, including an assessment of Vernalis' ability to pay the amounts due on this loan at maturity. At December 31, 2007, we reviewed the collectibility of our note receivable with Vernalis in accordance with Statement of Financial Accounting Standards No. 114 ("SFAS 114"), *Accounting by Creditors for Impairment of a Loan.* Under SFAS 114, loans are measured for potential impairment based on the present value of expected future cash flows, or the fair value of the collateral if the loan is collateral dependent. As such, we assessed the recoverability of the note receivable by comparing our book value to the fair value of the expected future cash flows from the underlying collateral. As of December 31, 2007, we concluded that the value of the loan was not impaired and therefore a valuation allowance was not required.

Interest income recognized on this note receivable was $4.0 million, $3.9 million and $3.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

9. ACCRUED EXPENSES

Accrued expenses are comprised of the following at December 31, 2007 and 2006, respectively (in thousands):

	2007	2006
Chargebacks	$ 34,575	$ 33,928
Returns	31,198	20,110
Rebates	81,233	72,813
Other sales deductions	5,157	5,872
Deferred revenue	1,720	14,393
Other	31,381	17,412
Total	$185,264	$164,528

10. INCOME TAXES

Income tax consists of the following for 2007, 2006, and 2005 (in thousands):

	2007	2006	2005
Current:			
Federal	$100,542	$46,814	$ (53,318)
State	23,439	1,766	29
	123,981	48,580	(53,289)
Deferred:			
Federal	(1,553)	5,186	12,251
State	(17)	4,158	(3,012)
	(1,570)	9,344	9,239
Excess tax benefits of stock options exercised	3,453	37,933	165,903
Valuation allowance	(54)	38	96
Total income tax	$125,810	$95,895	$121,949

A reconciliation of income tax at the federal statutory income tax rate to the total income tax provision for 2007, 2006, and 2005 is as follows (in thousands):

	2007	2006	2005
Federal income tax at the statutory rate	$123,637	$81,806	$113,485
State income tax net of federal benefit	11,493	7,295	12,157
Research and development credit	(2,704)	(950)	(1,686)
FIN 48	5,055	—	—
Other	(1,993)	767	—
Effect of permanent items:			
Purchased in-process research and development	—	9,116	—
Tax exempt interest income	(9,447)	(5,621)	(1,937)
Non-deductible executive compensation	—	2,600	—
Other	(231)	882	(70)
Total income tax	$125,810	$95,895	$121,949

The tax effects of temporary differences that comprise the current and non-current deferred income tax amounts shown on the balance sheets at December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Deferred tax assets:		
Accrued expenses	$ 54,864	$ 54,562
Compensation related to stock options	8,768	4,468
Purchased in-process research and development	5,376	6,549
Net operating loss carryforward	10,774	12,073
Capital loss carryforward	10,773	11,219
Other intangible assets	18,662	15,494
FIN 48	3,402	—
Other	2,750	1,893
Total gross deferred income tax assets	115,369	106,258
Deferred tax liabilities:		
Depreciation and amortization	(39,830)	(35,686)
Other	(2,981)	(1,633)
Total gross deferred income tax liabilities	(42,811)	(37,319)
Valuation allowance	(12,162)	(12,216)
Net deferred income tax asset	$ 60,396	$ 56,723

The estimated fair value of the RxKinetix purchased in-process research development of $26.0 million was not a tax deductible item and, therefore, increased our effective income tax rate in 2006. The Company recorded a valuation allowance in 2006 due to the uncertainty of its ability to utilize the capital losses and state net operating losses acquired from RxKinetix. In addition, the Company recorded a valuation allowance on state net operating losses generated subsequent to the acquisition date. At December 31, 2007, the Company had $28.3 million in capital loss carryforwards, for tax purposes, which expire in 2009. Also, at December 31, 2007, the Company had $24.4 million and $72.4 million, respectively, in federal and state net operating loss carryforwards which expire at various intervals between 2010 and 2026.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*

(FIN 48), which became effective for fiscal years beginning after December 15, 2006. FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The provisions of FIN 48 apply to all material tax positions in all taxing jurisdictions for all open tax years. FIN 48 establishes a two-step process for evaluating tax positions. Step 1 – Recognition, requires the Company to determine whether a tax position, based solely on its technical merits, has a likelihood of more than 50 percent ("more-likely-than-not") that the tax position taken will be sustained upon examination. Step 2 – Measurement, which is only addressed if Step 1 has been satisfied, requires the Company to measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

The Company files income tax returns in the U.S. federal jurisdiction, certain non-U.S. jurisdictions and in various state and local jurisdictions. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2002.

Under FIN 48 we determined that certain income tax positions did not meet the more-likely-than-not recognition threshold and, therefore, required a 100% reserve. Accordingly, as of January 1, 2007, the Company recorded a non-cash cumulative transition charge of approximately $2.7 million, recorded as a reduction to beginning retained earnings and we have not restated any prior period amounts. The Company records accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of January 1, 2007, the Company has accrued $2.2 million in interest and penalties. The total amount of unrecognized tax benefits as of January 1, 2007 was $7.7 million.

A reconciliation of the change in the unrecognized tax benefits balance from January 1, 2007 to December 31, 2007 is as follows (in thousands):

	Federal, State, and Foreign Tax	Accrued Interest and Penalties	Gross Unrecognized Income Tax Benefits	Deferred Federal and State Income Tax Benefits	Unrecognized Income Tax Benefits, Net of Deferred Federal and State Benefits
Balance at January 1, 2007	$ 5,461	2,212	7,673	(1,317)	$ 6,356
Gross additions to tax positions related to the current year	4,363	1,049	5,412	(1,469)	3,943
Gross additions tax positions related to prior years	1,220	540	1,760	(584)	1,176
Gross reduction to tax positions related to prior years	(64)	–	(64)	–	(64)
Balance at December 31, 2007	$10,980	3,801	14,781	(3,370)	$11,411
Total Unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of December 31, 2007	$10,980	$3,801	$14,781	$(3,370)	$11,411

The balance of accrued interest and penalties at the reporting periods is presented in the table above.

The Company and its subsidiaries are routinely examined by various taxing authorities, which have proposed adjustments to tax for issues such as certain tax credits and the deductibility of certain expenses. While it is possible that one or more of these examinations may be resolved within the next twelve months, it is not anticipated that the resolution of these items will have a significant impact on our unrecognized tax benefits balance. In addition, the expiration of statutes of limitations for various jurisdictions is expected to reduce the unrecognized tax benefits balance by an insignificant amount.

The Company files income tax returns in the U.S. Federal jurisdiction, and various state and foreign jurisdictions. The Company is subject to U.S. Federal, state and local, and non-U.S. income tax examinations by tax authorities. The Company's U.S. federal income tax returns for tax years 2003 through 2005 are currently under routine examination by the IRS. The Company anticipates effectively settling its open tax years 2003 through 2005, with the IRS in the near term. The Company believes that it has adequately provided under FIN 48 for all open tax years by tax jurisdiction.

The total amount of unrecognized tax benefits as of December 31, 2007 is $14.8 million, primarily due to additional unrecognized tax benefits incurred during the year ended December 31, 2007 and additional interest and penalties. The additional unrecognized tax benefits incurred during 2007 relate to the uncertain income tax positions previously identified at January 1, 2007. The increase in the total amount of unrecognized tax benefits did not have a material impact on the Company's results of operations for the year ended December 31, 2007 or our financial position as of December 31, 2007. Any future adjustments to our uncertain tax position liability will result in an impact to our income tax provision and effective tax rate.

It is expected that the amount of unrecognized tax benefits will change during the next twelve months; however, the Company does not anticipate any adjustments that would lead to a material impact on our results of operations or our financial position.

11. COMMITMENTS AND CONTINGENCIES

Manufacturing, Supply and Other Service Agreements

We contract with various third party manufacturers and suppliers to provide us with our raw materials used in our products and finished goods. Our most significant agreements are with Novartis Consumer Health, Inc., Teikoku Seiyaku Co., Ltd., Mallinckrodt Inc., Almac Pharma Services and Sharp Corporation. If for any reason we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products, this may have a material adverse effect on our business, financial condition and results of operations.

Novartis Consumer Health, Inc.

On May 3, 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc. whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We are required to purchase, on an annual basis, a minimum amount of product from Novartis. The purchase price per product is equal to a predetermined amount per unit, subject to periodic adjustments. This agreement had a five-year term, with automatic five-year renewals thereafter. In August 2005, we extended this agreement until 2011. We are required to purchase a minimum of approximately $20 million of product in 2008 and approximately $21 million per year thereafter through December 31, 2010. Either party may terminate this agreement on three-years' notice, effective at any time after the initial five-year term. Either party may also terminate this agreement on account of a material breach by the other. Amounts purchased pursuant to this agreement were $30.7 million, $40.8 million and $39.9 million for the years ended December 31, 2007, 2006 and 2005, respectively

Teikoku Seiyaku Co., Ltd.

Under the terms of our agreement with Teikoku, a Japanese manufacturer, Teikoku manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We also have an option to extend the supply area to other territories. The agreement contains certain provisions requiring Teikoku to qualify an additional manufacturing site, at our request, should we meet certain defined purchasing levels for a defined period of time.

On April 24, 2007, we amended this agreement. The material components of the Amended Agreement are as follows:

- We have agreed to purchase a minimum number of patches per year through 2012, representing the non-cancelable portion of the Amended Agreement.

- Teikoku has agreed to fix the supply price of Lidoderm® for a period of time after which the price will be adjusted at future dates certain based on a price index defined in the Amended Agreement. Since future price changes are unknown, we have used prices currently existing under the Amended Agreement, and estimated our minimum purchase requirement to be approximately $32 million per year through 2012. The minimum purchase requirement shall remain in effect subsequent to 2012, except that Endo has the right to terminate the Amended Agreement after 2012, if we fail to meet the annual minimum requirement.

- Following cessation of our obligation to pay royalties to Hind Healthcare Inc. ("Hind") under the Sole and Exclusive License Agreement dated as of November 23, 1998, as amended, between Hind and Endo, we will pay to Teikoku annual royalties based on our annual net sales of Lidoderm®.
- The Amended Agreement will expire on December 31, 2021, unless terminated in accordance with its terms. Either party may terminate this Agreement, upon thirty (30) days written notice, in the event that Endo fails to purchase the annual minimum quantity for each year after 2012 (e.g., 2013 through 2021) upon thirty (30) days' written notice. Notwithstanding the foregoing, after December 31, 2021, the Amended Agreement shall be automatically renewed on the first day of January each year unless (i) we and Teikoku agree to terminate the Amended Agreement upon mutual written agreement or (ii) either we or Teikoku terminates the Amended Agreement with 180-day written notice to the other party, which notice shall not in any event be effective prior to July 1, 2022.

Amounts purchased pursuant to this agreement were $152.3 million, $142.2 million, and $89.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Mallinckrodt Inc.

Under the terms of our agreement with Mallinckrodt, Mallinckrodt manufactures and supplies to us narcotic active drug substances, in bulk form, and raw materials for inclusion in our controlled substance pharmaceutical products. There is no minimum annual purchase commitment under this agreement. However, we are required to purchase a fixed percentage of our annual requirements of each narcotic active drug substance from Mallinckrodt. The purchase price for these substances is equal to a fixed amount, adjusted on an annual basis. The initial term of this agreement is July 1, 1998 until June 30, 2013, with an automatic renewal provision for unlimited successive one-year periods. Either party may terminate this agreement for a material breach. Amounts purchased pursuant to this agreement were $16.5 million, $15.3 million, and $24.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Almac Pharma Services

Under the terms of our agreement with Almac Pharma Services (Almac), a European manufacturer, manufactures Frova® at its Ireland facility for commercial sale by us in the United States. The agreement with Almac will expire on January 1, 2010, unless terminated sooner in accordance with its terms and can be extended beyond January 1, 2010 upon mutual agreement by both parties. If no agreement as to any extension or termination is reached six months prior to the end of the term, then the agreement will automatically renew for a period of twelve months. Almac has agreed to fix the supply price of Frova® for a period of time after which the price will be adjusted at future dates certain based on a price index defined in the agreement, subject to an annual maximum increase. Amounts purchased pursuant to the Almac agreement were $1.3 million, $0.8 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Sharp Corporation

Under the terms of our agreement with Sharp Corporation (Sharp), a U.S. manufacturer, Sharp performs certain services for Endo including the packaging and labeling of Lidoderm® at its facility in Allentown, Pennsylvania, for commercial sale by us in the United States. The Sharp agreement will expire on December 31, 2008, subject to renewal for additional one-year periods upon mutual agreement by both parties and delivery by Endo to Sharp of written notice, ninety (90) days prior to the expiration date. Endo has the right to terminate the Sharp agreement at any time upon ninety (90) days written notice. Amounts purchased pursuant to the Sharp agreement were $5.1 million, $5.0 million and $3.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

General

In addition to the manufacturing and supply agreements described above, we have agreements with (1) UPS Supply Chain Solutions, Inc. (f/d/b/a Livingston Healthcare Services, Inc.) for customer service support, warehouse and distribution services and certain financial functions that expires in 2010, (2) Kunitz and Associates Inc. for assistance with adverse event reporting and (3) PPD Development, LP for clinical development services, business development support and medical information services. Although we have no reason to believe that these agreements will not be honored, failure by any of these third parties to honor their contractual obligations may have a materially adverse effect on our business, financial condition and results of operations.

Milestones and Royalties

See Note 4 for a complete description of future milestone and royalty commitments pursuant to our acquisitions, license and collaboration agreements.

Life Sciences Opportunities Fund (Institutional) II, L.P.

On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As part of this investment, we are able to capitalize on the knowledge of LOF Partners, LLC, the general partner, and its access to life sciences entities with promising pharmaceutical assets, technologies and management talent and on the general partner's wide range of industry contacts and resources. During the twelve moths ended December 31, 2007, we invested an additional $5.3 million in this partnership, bringing our cumulative cash investment to $8.0 million as of December 31, 2007 leaving a commitment balance of $2.0 million. We are accounting for this investment utilizing the equity method.

Employment Agreements

We have entered into employment agreements with certain members of management.

Research Contracts

In addition to our agreement with PPD Development, LP, we routinely contract with universities, medical centers, contract research organizations and other institutions for the conduct of research and clinical studies on our behalf. These agreements are generally for the duration of the contracted study and contain provisions that allow us to terminate prior to completion.

Legal Proceedings

While we cannot predict the outcome of the following legal proceedings, we believe that the claims against us are without merit, and we intend to vigorously defend our position. An adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position and results of operations. No amounts have been accrued with respect to any of these unsettled legal proceedings at December 31, 2007.

Department of Health and Human Services Subpoena

In January 2007, the Company received a subpoena issued by the United States Department of Health and Human Services, Office of Inspector General (OIG). The subpoena requests documents relating to Lidoderm® (lidocaine patch 5%), focused primarily on the sale, marketing and promotion of Lidoderm®. The Company is cooperating with the government to provide the requested documents. At this time, the Company cannot predict or determine the outcome of the above matter or reasonably estimate the amount or range of amounts of fines or penalties, if any, that might result from an adverse outcome.

Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 00 Civ. 8029 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 2109 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 8177 (SHS) (S.D.N.Y.)

On October 20, 2000, The Purdue Frederick Company and related companies (Purdue) filed suit against us and our subsidiary, Endo Pharmaceuticals Inc. (EPI), in the U.S. District Court for the Southern District of New York alleging that EPI's bioequivalent version of Purdue's OxyContin® (oxycodone hydrochloride extended-release tablets), 40mg strength, infringes three of its patents. This suit arose after EPI provided the plaintiffs with notice that its ANDA submission for a bioequivalent version of Purdue's OxyContin®, 40mg strength, challenged the listed patents for OxyContin® 40mg tablets. On March 13, 2001 and August 30, 2001, Purdue filed two more suits for infringement of the same patents against us and EPI in the Southern District of New York, in response to EPI's ANDA amendments adding bioequivalent versions of the 10, 20 and 80 mg strengths of OxyContin®. In each of the three cases, EPI pleaded counterclaims that the patents asserted by Purdue are invalid, unenforceable and/or not infringed by EPI's formulation of oxycodone hydrochloride extended-release tablets, and that Purdue violated antitrust laws by enforcing fraudulently procured patents.

The trial of the patent claims in all three of the suits against us and EPI concluded on June 23, 2003. On January 5, 2004, the district court issued an opinion and order holding that, while Endo infringes the three Purdue patents, the patents are unenforceable due to inequitable conduct. The district court dismissed the patent claims against us and EPI, declared the patents invalid, and enjoined Purdue from further enforcement of the patents. On June 7, 2005, the U.S. Court of Appeals for the Federal Circuit in Washington, D.C. affirmed the district court's decision that, while Endo's oxycodone extended-release tablets infringe the Purdue patents, the patents are unenforceable. On June 21, 2005, Purdue filed a petition with the Federal Circuit seeking rehearing of the appeal.

On February 1, 2006, the Federal Circuit granted Purdue's motion for rehearing, vacated the June 7, 2005 decision of the district court, and remanded the case to the district court for further proceedings. The Federal Circuit's decision on rehearing directed the district court to give further consideration to its previous finding of unenforceability due to inequitable conduct. The Federal Circuit also affirmed the district court's finding that EPI's oxycodone extended-release tablets infringe the Purdue patents.

Following the remand, we entered into settlement discussions with Purdue. On August 28, 2006, we executed a settlement agreement with Purdue pursuant to which we agreed to cease selling our oxycodone extended-release products on December 31, 2006. We and EPI, as well as our manufacturers, distributors, purchasers, and patients, are released from all liability for infringement of Purdue's patents in connection with EPI's prior and future sales of these products. Though the settlement agreement has been submitted to the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice as required by statute, the release will survive unless overturned by a court order. On October 6, 2006, the district court entered a Consent Judgment, the effect of which is to conclude the litigation in accordance with the terms of the settlement agreement.

Litigation similar to that described above may also result from products we currently have in development, as well as those that we may develop in the future. We, however, cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against us.

Pricing Litigation

A number of cases brought by local and state government entities are pending that allege generally that EPI and numerous other pharmaceutical companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid. These cases generally seek damages, treble damages, disgorgement of profits, restitution and attorneys' fees.

The federal court cases have been or are in the process of being consolidated in the United States District Court for the District of Massachusetts under the Multidistrict Litigation Rules as *In re: Pharmaceutical Industry Average Wholesale Price Litigation, MDL 1456*. The following previously reported cases are pending in MDL 1456 and have been consolidated into one consolidated complaint: *City of New York v. Abbott Laboratories, Inc., et al.*; *County of Albany v. Abbott Laboratories, Inc., et al.*; *County of Allegany v. Abbott Laboratories, Inc., et al.*; *County of Broome v. Abbott Laboratories, Inc., et al.*; *County of Cattaraugus v. Abbott Laboratories, Inc., et al*; *County of Cayuga v. Abbott Laboratories, Inc., et al.*; *County of Chautauqua v. Abbott Laboratories, Inc., et al.*; *County of Chemung v. Abbott Laboratories, Inc., et al.*; *County of Chenango v. Abbott Laboratories, Inc., et al.*; *County of Columbia v. Abbott Laboratories, Inc., et al.*; *County of Cortland v. Abbott Laboratories, Inc., et al.*; *County of Dutchess v. Abbott Laboratories, Inc., et al.*; *County of Essex v. Abbott Laboratories, Inc., et al.*; *County of Fulton v. Abbott Laboratories, Inc., et al.*; *County of Genesee v. Abbott Laboratories, Inc., et al.*; *County of Greene v. Abbott Laboratories, Inc., et al.*; *County of Herkimer v. Abbott Laboratories, Inc., et al.*; *County of Jefferson v. Abbott Laboratories, Inc., et al.*; *County of Lewis v. Abbott Laboratories, Inc., et al.*; *County of Madison v. Abbott Laboratories, Inc., et al.*; *County of Monroe v. Abbott Laboratories, Inc., et al.*; *County of*

Niagara v. Abbott Laboratories, Inc., et al.; *County of Oneida v. Abbott Laboratories, Inc., et al.*; *County of Onondaga v. Abbott Laboratories, Inc., et al.*; *County of Ontario v. Abbott Laboratories, Inc., et al.*; *County of Orleans v. Abbott Laboratories, Inc., et al.*; *County of Putnam v. Abbott Laboratories, Inc., et al.*; *County of Rensselaer v. Abbott Laboratories, Inc., et al.*; *County of Rockland v. Abbott Laboratories, Inc., et al.*; *County of St. Lawrence v. Abbott Laboratories, Inc., et al.*; *County of Saratoga v. Abbott Laboratories, Inc., et al.*; *County of Schuyler v. Abbott Laboratories, Inc., et al.*; *County of Seneca v. Abbott Laboratories, Inc., et al.*; *County of Steuben v. Abbott Laboratories, Inc., et al.*; *County of Suffolk v. Abbott Laboratories, Inc., et al.*; *County of Tompkins v. Abbott Laboratories, Inc., et al.*; *County of Ulster v. Abbott Laboratories, Inc., et al.*; *County of Warren v. Abbott Laboratories, Inc., et al.*; *County of Washington v. Abbott Laboratories, Inc., et al.*; *County of Wayne v. Abbott Laboratories, Inc., et al.*; *County of Westchester v. Abbott Laboratories, Inc.. et al*; *County of Wyoming v. Abbott Laboratories, Inc., et al.*; and *County of Yates v. Abbott Laboratories, Inc., et al.*

In addition, a previously reported case originally filed in the Southern District of New York, *County of Orange v. Abbott Laboratories, Inc., et al.*, has been transferred to the MDL and consolidated with the cases listed above.

Three previously reported cases, *County of Erie v. Abbott Laboratories, Inc., et al.*, originally filed in the Supreme Court of the State of New York, Erie County, *County of Oswego v. Abbott Laboratories, Inc., et al.*. originally filed in the Supreme Court of the State of New York, Oswego County, and *County of Schenectady v. Abbott Laboratories, Inc., et al.*, originally filed in the Supreme Court of the State of New York, Schenectady County, were remanded from the MDL to the state courts in which they were originally filed.

There is a previously reported case pending in the Circuit Court of Montgomery County, Alabama against EPI and numerous other pharmaceutical companies: *State of Alabama v. Abbott Laboratories, Inc., et al.*

A case has been filed in the Third Judicial District Court of Salt Lake County Utah by the State of Utah against EPI and nine other pharmaceutical companies, containing allegations similar to the allegations contained in the case filed by the State of Alabama: *State of Utah v. Actavis US, Inc., et al.*, Civ. Action No. 070913719. That case was removed to federal court and is in the process of being transferred to the MDL.

A case has been filed in the United States District Court for the Southern District of Iowa by the State of Iowa against EPI and 77 other pharmaceutical companies, containing allegations similar to the allegations contained in the cases filed by New York City and the New York Counties that make up the consolidated complaint described above: *State of Iowa v. Abbott Laboratories, Inc., et al.*, Civ. Action No. 4:07-cv-00461. That case was transferred to the MDL.

There is a previously reported case against EPI and numerous other pharmaceutical companies, *State of Mississippi v. Abbott Laboratories, Inc., et al.*, originally filed in the Chancery Court of Hinds County, Mississippi. The State of Mississippi offered to enter an agreed order of dismissal with respect to EPI, and EPI filed a notice of acceptance of that offer in Hinds County Chancery Court.

The Company intends to contest all of these cases vigorously. Litigation similar to that described above may also be brought by other plaintiffs in various jurisdictions. However, we cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against the Company.

Paragraph IV Certifications on Opana® ER

On December 14, 2007, the Company received a notice from IMPAX advising of the FDA's apparent acceptance for substantive review, as of November 23, 2007, of IMPAX's amended ANDA for generic versions of Opana® ER. IMPAX stated in its letter that the FDA requested IMPAX to provide notification to the Company and Penwest of any Paragraph IV certifications submitted with its ANDA, as required under section 355(j) of the Act. Accordingly, IMPAX's letter included notification that it had filed Paragraph IV certifications with respect to Penwest's U.S. Patent Nos. 7,276,250, 5,958,456 and 5,662,933, which cover the formulation of Opana® ER. These patents are listed in the FDA's Orange Book and expire in 2022, 2013 and 2013, respectively. The Company's Opana® ER product has new dosage form exclusivity that prevents final approval of any ANDA by the FDA until the exclusivity expires on June 22, 2009. In addition, because IMPAX's application referred to patents owned by Penwest Pharmaceuticals, Inc., the Company's marketing partner for Opana® ER, and contained a Paragraph IV certification under section 355(j) of the Act, we believe IMPAX's notice triggered the 45-day period under the Act in which the Company and Penwest could file a patent infringement action and trigger the automatic 30-month stay of approval. Subsequently, on January 25, 2008, the Company and Penwest filed a lawsuit against IMPAX in the United States District Court for the District of Delaware in connection with IMPAX's ANDA. The lawsuit alleges infringement of certain Orange Book-listed U.S. patents that cover the Opana® ER formulation. Additionally, the lawsuit previously filed by the Company and Penwest on November 15, 2007 against IMPAX remains pending. We cannot predict the outcome of this litigation.

In February 2008, we along with our partner Penwest, received a notice from Actavis South Atlantic LLC advising of the filing by Actavis of an ANDA containing a Paragraph IV certification under 21 U.S.C. Section 355(j) for oxymorphone hydrochloride extended-release tablets CII. The Actavis Paragraph IV certification notice refers to Penwest's U.S. Patent Nos. 5,128,143, 5,662,933, 5,958,456, and 7,276,250, which cover the formulation of Opana® ER. These patents are listed in the FDA's Orange Book and expire in 2008, 2013, 2013, and 2023, respectively. In addition to these patents, Opana® ER has a new dosage form (NDA) exclusivity that prevents final approval of any ANDA by the FDA until the exclusivity expires on June 22, 2009. The Company and Penwest are currently reviewing the details of this ANDA from Actavis. The Company and Penwest note that they intend to pursue all available legal and regulatory avenues in defense of Opana® ER, including enforcement of their intellectual property rights and approved labeling.

Other Legal Proceedings

In addition to the above proceedings, we are involved in, or have been involved in, arbitrations or various other legal proceedings that arise from the normal course of our business. We cannot predict the timing or outcome of these claims and other proceedings. Currently, we are not involved in any arbitration and/or other legal proceeding that we expect to have a material effect on our business, financial condition and results of operations.

Leases

We lease automobiles and office and laboratory facilities under certain noncancelable operating leases that expire through January 2015. These leases are renewable at our option. A summary of minimum future rental payments required under capital and operating leases as of December 31, 2007 are as follows (in thousands):

	Capital Leases	Operating Leases
2008	$ 983	$ 7,357
2009	120	6,371
2010	79	3,457
2011	—	1,999
2012	—	1,477
Thereafter	—	2,919
Total minimum lease payments	$1,182	$23,580
Less: Amount representing interest	64	
Total present value of minimum payments	$1,118	
Less: Current portion of such obligations	928	
Long-term capital lease obligations	$ 190	

Expense incurred under operating leases was $6.1 million, $3.9 million and $3.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

12. SAVINGS AND INVESTMENT PLAN AND DEFERRED COMPENSATION PLANS

On September 1, 1997, we established a defined contribution Savings and Investment Plan covering all employees. Employee contributions are made on a pre-tax basis under section 401(k) of the Internal Revenue Code (the "Code"). We match up to six percent of the participants' contributions subject to limitations under section 401(k) of the Code. Participants are fully vested with respect to their own contributions. Participants are fully vested with respect to our contributions after one year of continuous service. Contributions by us amounted to $5.6 million, $3.7 million and $3.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In December 2007, the Board of Directors (the "Board") of Endo Pharmaceuticals Holdings Inc. adopted the Endo Pharmaceuticals Holdings Inc. Executive Deferred Compensation Plan (the "Deferred Compensation Plan") and the Endo Pharmaceutical Holdings Inc. 401(k) Restoration Plan (the "401(k) Restoration Plan") both effective as of January 1, 2008. Both plans cover employees earning over the Internal Revenue Code plan compensation limit, which would include the chief executive officer, chief financial officer and other named executive officers. The Deferred Compensation Plan allows for deferral of up to 50% of the bonus and up to 100% of restricted stock units granted, with payout to occur as elected either in lump sum or installments. Under the 401(k) Restoration Plan the participant may defer the amount of base salary and bonus that would have been deferrable under the Company's Savings and Investment Plan (up to 50% of salary and bonus) if not for the qualified plan statutory limits on deferrals and contributions, and also provides for a company match on the first six percent of deferrals to the extent not provided for under the Savings and Investment Plan. Payment occurs after separation from service either in lump sum or installments as elected by the participant.

Also in December 2007, the Board adopted the Endo Pharmaceuticals Holdings Inc. Directors Deferred Compensation Plan, effective January 1, 2008. The purpose of the Plan is to promote the interests of the Company and the stockholders of the Company by providing non-employee Directors the opportunity to defer up to 100% of meeting fees, retainer fees, and restricted stock units, with payout to occur as elected either in lump sum or installments. Payment occurs after separation from service either in lump sum or installments as elected by the participant.

13. STOCKHOLDERS' EQUITY

Common Stock

Payment of dividends was restricted under the terms of our previous credit facility which expired on December 21, 2006. Since these restrictions have lapsed, the payment of cash dividends is subject to the discretion of our Board of Directors and will be dependent on many factors, including our earnings, capital needs and general financial condition.

Preferred Stock

The Board of Directors may, without further action by the stockholders, issue a series of Preferred Stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. As of December 31, 2007, no shares of Preferred Stock have been issued.

Endo Pharma LLC 1997 Executive and Employee Stock Option Plans and Endo Pharma LLC 2000 Supplemental Executive and Employee Stock Option Plans

On November 25, 1997, the Company established the 1997 Employee Stock Option Plan and the 1997 Executive Stock Option Plan (collectively, the "1997 Stock Option Plans"). On July 17, 2000, the 1997 Stock Option Plans were amended and restated. The Endo Pharma LLC 1997 Stock Option Plans are these amended and restated 1997 Stock Options Plans and reserved an aggregate of 25,615,339 shares of common stock of the Company held by Endo Pharma LLC for issuance. Stock options granted under the Endo Pharma LLC 1997 Stock Option Plans expired on August 26, 2007. Upon exercise of these stock options, only currently outstanding shares of common stock of the Company held by Endo Pharma LLC were issued. Endo Pharma LLC is a limited liability company that is no longer affiliated with the Company and in which affiliates of Kelso & Company have a controlling interest. Exercise of these stock options did not result in the issuance of additional shares in the Company and did not dilute the ownership interests of our public stockholders.

Pursuant to the Company's merger with Algos Pharmaceutical Corporation (Algos) and related recapitalization of the Company on July 17, 2000, the Endo Pharma LLC 2000 Supplemental Stock Option Plans were established. The Endo Pharma LLC 2000 Supplemental Stock Option Plans reserved an aggregate of 10,672,314 shares of common stock of the Company held by Endo Pharma LLC for issuance. Stock options granted under the Endo Pharma LLC 2000 Supplemental Stock Option Plans expired on August 26, 2007. The Endo Pharma LLC 2000 Supplemental Stock

Option Plans became effective on January 1, 2003, resulting in the issuance of 10,672,314 stock options to certain employees and members of management. No additional shares of Company common stock were issued as a result of the exercise of these stock options, because these stock options were exercisable only into shares of Company common stock that were held by Endo Pharma LLC. Accordingly, exercise of these stock options did not result in the issuance of additional shares in the Company and did not dilute the ownership interests of our public stockholders.

Endo Pharmaceuticals Holdings Inc. 2000, 2004 and 2007 Stock Incentive Plans

On August 11, 2000, we established the Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan reserves an aggregate of 4,000,000 shares of common stock of the Company for issuance to employees, officers, directors and consultants. The 2000 Stock Incentive Plan provides for the issuance of stock options, restricted stock, stock bonus awards, stock appreciation rights or performance awards. In May 2004, our stockholders approved the Endo Pharmaceuticals Holdings Inc. 2004 Stock Incentive Plan. The maximum number of shares of Company stock reserved for issuance under the 2004 Stock Incentive Plan is 4,000,000 shares. The 2004 Plan provides for the grant of stock options, stock appreciation rights, shares of restricted stock, performance shares, performance units or other share-based awards that may be granted to executive officers and other employees of the Company, including officers and directors who are employees, to non-employee directors and to consultants to the Company. In May 2007, our stockholders approved the Endo Pharmaceuticals Holdings Inc. 2007 Stock Incentive Plan. The maximum number of shares of Company stock reserved for issuance under the 2007 Stock Incentive Plan is seven million (7,000,000) shares (subject to adjustment for certain transactions), but in no event may the total number of shares of Company stock subject to awards awarded to any one participant during any tax year of the Company exceed seven hundred fifty thousand (750,000) shares (subject to adjustment for certain transactions). As of December 31, 2007, only stock options have been awarded under the 2000 Stock Incentive Plan, and both stock options and restricted stock have been awarded under the 2004 Stock Incentive Plan. No awards have been granted under the 2007 Stock Incentive Plan. Stock options granted under the 2000, 2004 and 2007 Stock Incentive Plans generally vest over four years and expire ten years from the date of grant. Unlike the stock options granted under the Endo Pharma LLC Stock Option Plans, the exercise of the stock options granted pursuant to the Endo Pharmaceuticals Holdings Inc. 2000, 2004 and 2007 Stock Incentive Plans will dilute the ownership interests of our public stockholders.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with SFAS No. 123(R), *Share-Based Payment* ("SFAS 123R"). Under SFAS 123R, all stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an expense in the income statement over the requisite service period.

Stock Options

For all of the Company's stock-based compensation plans, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield (which is assumed to be zero, as the Company has not paid cash dividends to date and does not currently expect to pay cash dividends) and the expected term of the option. Expected volatilities utilized in the model are based mainly on the historical volatility of the Company's stock price over a period commensurate with the expected life of the share option as well as other factors. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. During 2006, in accordance with Staff Accounting Bulletin No. 107 ("SAB 107"), *Share-Based Payment*, the Company calculated the expected term of options granted using the simplified method. Beginning in 2007, we estimate the expected term of options granted based on our historical experience with our employees' exercise of stock options and other factors.

A summary of the activity under 2000, 2004 and 2007 Stock Incentive Plans for the three-year period ended December 31, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2005	3,987,546	$13.09		
Granted	392,807	$22.13		
Exercised	(944,859)	$10.78		
Forfeited	(136,064)	$14.40		
Outstanding, December 31, 2005	3,299,430	$14.78		
Granted	1,733,530	$28.90		
Exercised	(800,086)	$10.55		
Forfeited	(316,012)	$23.47		
Expired	(6,094)	$18.52		
Outstanding, December 31, 2006	3,910,768	$21.19		
Granted	1,201,663	$30.59		
Exercised	(530,462)	$14.57		
Forfeited	(222,743)	$27.55		
Expired	(23,174)	$28.24		
Outstanding, December 31, 2007	4,336,052	$24.24	7.43	$18,220,119
Vested and expected to vest, December 31, 2007	3,956,643	$23.85	7.34	$17,864,244
Exercisable, December 31, 2007	1,795,021	$18.27	6.06	$15,881,925

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 were $9.4 million, $16.2 million, and $15.9 million, respectively. The weighted-average grant date fair value of the stock options granted during the years ended December 31, 2007, 2006 and 2005 were $15.11, $15.67 and $11.66 per option, respectively, determined using the following assumptions:

	2007	2006	2005
Average expected term (years)	5.50	6.25	5.0
Risk-free interest rate	4.6%	4.6%	3.8%
Dividend yield	0.00	0.00	0.00
Expected volatility	48%	50%	58%

As of December 31, 2007, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $31.5 million. The weighted average remaining requisite service period of the non-vested stock options was 2.39 years. This unrecognized compensation cost does not include the impact of any future stock-based compensation awards. Approximately 12.6 million shares were reserved for future issuance upon exercise of options granted or to be granted under the 2000, 2004 and 2007 Stock Incentive Plans.

The following table summarizes information about stock options outstanding under our 2000 and 2004 Stock Incentive Plans at December 31, 2007:

2000, 2004 and 2007 Stock Incentive Plans Options Outstanding

Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price	Range of Exercise Prices
4,336,052	7.43	$24.24	1,795,021	$18.27	$6.47 - 34.58

A summary of the activity under the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans for the three-year period ended December 31, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2005	25,029,292	$2.68		
Exercised	(22,219,680)	$2.71		
Forfeited	(347)	$2.42		
Outstanding, December 31, 2005	2,809,265	$2.42		
Granted	809,893	$2.42		
Exercised	(3,543,717)	$2.42		
Forfeited	(182)	$2.42		
Outstanding, December 31, 2006	75,259	$2.42		
Granted	—	$ —		
Exercised	(75,259)	$2.42		
Forfeited	—	$ —		
Outstanding, vested and exercisable, December 31, 2007	—	—	—	—

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 were $2.3 million, $104.4 million and $523.3 million, respectively. The weighted-average grant date fair value of the stock options granted during the year ended December 31, 2006 was $24.58, which was equal to the intrinsic value of the options on the date of grant as the options granted were immediately vested and exercised.

As of December 31, 2007, there was no remaining unrecognized compensation cost related to non-vested stock options granted pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans. Additionally, no options were available for grant under the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans at December 31, 2007.

Restricted Stock
During the year ended December 31, 2007, the Company granted restricted stock awards to non-employee directors of the Company as part of their annual stock compensation award. This restricted stock will vest ratably over a two-year vesting period (50% on the first anniversary of the grant date and the remaining 50% on the second anniversary of the grant date). We recognize expense for our restricted stock using the straight-line method over the requisite service period. The total value of compensation expense for restricted stock is equal to the closing price of Endo shares on the date of grant.

A summary of our restricted stock as of December 31, 2007, is presented below:

	Number of Shares	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Non-vested, January 1, 2007	—	$ —	
Granted	13,572	$29.84	
Forfeited	—	$ —	
Vested	—	$ —	$ —
Non-vested, December 31, 2007	13,572	$29.84	

As of December 31, 2007, the total remaining unrecognized compensation cost related to non-vested restricted stock awards amounted to $0.2 million. The weighted average remaining requisite service period of the non-vested restricted stock was 1.19 years. This expected cost does not include the impact of any future stock-based compensation awards.

14. EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 (in thousands, except per share data):

	2007	2006	2005
Numerator:			
Net income available to common stockholders	$227,440	$137,839	$202,295
Denominator:			
For basic per share data — weighted average shares	133,903	133,178	132,242
Effect of dilutive securities	622	733	1,047
For diluted per share data — weighted average shares	134,525	133,911	133,289
Basic earnings per share	$ 1.70	$ 1.03	$ 1.53
Diluted earnings per share	$ 1.69	$ 1.03	$ 1.52

Anti-dilutive securities were 2,422,908, 1,367,103 and 15,698 for 2007, 2006 and 2005, respectively and have not been included above.

15. RELATED PARTY TRANSACTIONS

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with our merger with Algos Pharmaceutical Corporation (Algos) to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that is no longer affiliated with the Company but had historically held significant portions of our common stock, in which affiliates of Kelso & Company and certain current and former members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC were delivered. Because Endo Pharma LLC, and not us, had provided the shares upon the exercise of these options, we entered into a tax sharing agreement (as amended) with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2007, all 36 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we are generally permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2007, approximately $775 million), which is estimated to result in a tax benefit amount of approximately $298 million. Under the tax sharing agreement, we are required to pay this $298 million, $291 million of which has already been paid as of December 31, 2007, to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto. Additionally, as part of the tax sharing agreement, Endo Pharma LLC will reimburse us for the after-tax employer payroll taxes paid by us as a result of the exercise of the 36 million options discussed above. We have paid approximately $12 million in employer payroll taxes, of which Endo Pharma LLC will reimburse us for approximately $7 million, which represents the after-tax employer payroll tax paid by us for the periods from 2001 through December 31, 2007. As of December 31, 2007, our net liability due to Endo Pharma LLC is approximately $0.7 million, which relates to Endo Pharma LLC options exercised during 2007. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements.

During the year ended December 31, 2007, the final 75,259 shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised. Since we expect the attributable compensation charge deductions to be usable to reduce our taxes in 2007, we are obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $0.7 million, which is included in our net liability due to Endo Pharma LLC referred to above. Fifty percent of the estimated tax benefit amount attributable to these exercises and any additional tax benefits attributable to the exercise of stock options granted under the Endo Pharma LLC stock option plans in 2007 will be due within 15 business days of the date we receive a report on our final audited 2007 financial statements from our independent registered public accounting firm, and the remaining tax benefit amount attributable to 2007 is due within 30 business days of the date on which we file our 2007 tax return with the Internal Revenue Service. This will represent the final tax sharing payment due to Endo Pharma LLC.

As of December 31, 2007, there were no options remaining to be granted under the Endo Pharma LLC stock option plans.

Executive Compensation. In March 2006, Endo Pharma LLC advised our Board of Directors that it intended to pay a one-time cash bonus to each of Mr. Peter Lankau, our President and Chief Executive Officer through March 1, 2008, Ms. Caroline Manogue, our Executive Vice President, Chief Legal Officer and Secretary, and Mr. Jeffrey Black, our former Executive Vice President, Chief Financial Officer and Treasurer in the amount of $3 million, $6 million and $10 million, respectively, in recognition of their significant contributions to our success. These bonus payments have been recorded in selling, general and administrative expenses during the year ended December 31, 2006. These payments were made by the Company in April 2006 and repaid to us by Endo Pharma LLC in the third quarter of 2006 with interest. In addition, only a portion of these bonus payments will be deductible for federal and state income tax purposes. We are not required to pay nor will we pay to Endo Pharma LLC the amount of any of the tax benefits related to these bonus payments pursuant to the tax sharing agreement between us and Endo Pharma LLC. These bonuses will be funded entirely by Endo Pharma LLC, with no contribution by us and they have been treated as a capital contribution by Endo Pharma LLC.

Endo Pharma LLC also informed us that, in connection with its eventual winding-up, it would make a special allocation to Ms. Carol Ammon, our Chairman of the Board and former Chief Executive Officer, of approximately $22 million, with all or a portion of Ms. Ammon's payment being satisfied by granting to her the remaining unallocated Endo Pharma LLC stock options representing approximately 0.8 million shares under the Endo Pharma LLC stock option plans. This amount has been recorded in selling, general and administrative expenses during the year ended December 31, 2006 and as a capital contribution by Endo Pharma LLC. This grant of options to Ms. Ammon was made during the fourth quarter of 2006. The 0.8 million options were granted by Endo Pharma LLC to Ms. Ammon in the fourth quarter of 2006, as described above, at an exercise price of $2.42 per share. Therefore, approximately $20 million of the approximately $22 million recorded in the first quarter of 2006 was reclassified as a stock compensation expense representing the fair value of the option on the date of grant. These options were immediately vested and exercised by Ms. Ammon and the resulting compensation charge deduction of approximately $19 million and the resulting tax sharing obligation to Endo Pharma LLC is included in our tax sharing liability discussed above. Endo Pharma LLC funded the remaining $2 million to Ms. Ammon in June 2007.

Related Party Matters. Robert Ammon, the brother of our former Chairman and former Chief Executive Officer, is employed by the Company as a senior national account executive and has been since our founding as a private company in 1997. Mr. Ammon's 2007 total compensation, including base salary, incentive compensation, long-term incentive compensation and all benefits (including health benefits), was approximately $254,000. Marisa O'Donnell, the daughter of our President and Chief Executive Officer, whose resignation is effective March 1, 2008, is employed by us as a sales representative and has been since 2006. Ms. O'Donnell's 2007 total compensation, including base salary, incentive compensation, long-term incentive compensation and all benefits (including health benefits), was approximately $100,000. Both Mr. Ammon's and Ms. O'Donnell's total 2007 compensation is commensurate with other Endo employees that have the same or similar job responsibilities.

16. SUBSEQUENT EVENTS

In February 2008, we amended our license agreement with Vernalis dated July 14, 2004 (Amendment No. 4). In addition to amending certain specific terms and conditions of the license agreement, Amendment No. 4 sets forth an annual minimum net sales threshold such that no royalties will be due on annual net sales less than $85 million. Once the annual minimum net sales amount is reached, royalty payments will be due on the portion of annual net sales that exceed the threshold. Concurrent with execution of Amendment No. 4, the co-promotion agreement was terminated. Also in February 2008, we entered into a termination agreement with Vernalis to terminate the existing loan agreement between the parties. Pursuant to the termination agreement, our outstanding note receivable was satisfied by a cash payment from Vernalis of $7 million and by way of a reduction in royalties payable to Vernalis pursuant to Amendment No. 4 described above.

In January 2008, Peter A. Lankau resigned as President and Chief Executive Officer of the Company effective March 1, 2008. Mr. Lankau also resigned from the Company's board of directors effective January 28, 2008. In connection with Mr. Lankau's resignation, the Company and Mr. Lankau entered into a separation agreement that provides Mr. Lankau with the payments and benefits which he would have been entitled to receive under his existing employment agreement had he been terminated by the Company as well as the accelerated vesting of 6,379 stock options originally granted on August 11, 2004 and 125,000 stock options originally granted on April 27, 2005. An additional 256,250 stock options will be unvested on March 1, 2008 and will lapse in accordance with their original terms.

In January and February 2008, long-term incentive compensation in the form of approximately 1.0 million stock options and 0.6 million restricted stock units were granted to employees. Stock options will vest over four years, except for 0.2 million options that will vest over two years, and expire ten years from the date of grant. Restricted stock units will vest over four years. The exercise price of the options granted was equal to the closing price on the dates of grant. The grant date fair value of the stock options and restricted stock units granted was approximately $24 million.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)	Quarter Ended March 31,	June 30,	September 30,	December 31,
2007[1]				
Net sales	$254,409	$257,147	$269,470	$304,582
Gross profit	$204,784	$202,457	$218,461	$242,537
Operating income	$ 82,910	$ 86,372	$ 80,338	$ 67,606
Net income	$ 57,149	$ 60,546	$ 59,147	$ 50,598
Net income per share (basic)	$ 0.43	$ 0.45	$ 0.44	$ 0.38
Net income per share (diluted)	$ 0.43	$ 0.45	$ 0.44	$ 0.38
Weighted average shares (basic)	133,629	133,820	133,915	134,105
Weighted average shares (diluted)	134,277	134,504	134,611	134,632

(in thousands, except per share data)	Quarter Ended March 31,	June 30,	September 30,	December 31,
2006[2]				
Net sales	$205,043	$228,020	$217,125	$259,471
Gross profit	$154,728	$175,667	$170,747	$199,628
Operating income	$ 27,023	$ 89,230	$ 65,777	$ 28,499
Net income	$ 20,538	$ 57,636	$ 44,891	$ 14,774
Net income per share (basic)	$ 0.15	$ 0.43	$ 0.34	$ 0.11
Net income per share (diluted)	$ 0.15	$ 0.43	$ 0.33	$ 0.11
Weighted average shares (basic)	132,877	133,051	133,270	133,505
Weighted average shares (diluted)	133,790	133,936	134,147	134,136

Quarterly and year to date computations of per share amounts are made independently; therefore, the sum of the per share amounts for the quarters may not equal per share amounts for the year.

(1) Operating income for the year ended December 31, 2007 was impacted by milestone payments to partners of $5.6 million in the first quarter, $2.0 million in the second quarter, $0.4 million in the third quarter and $26.8 million in the fourth quarter. Operating income for the year ended December 31, 2007 was also impacted by a fourth quarter charge to record the impairment of the remaining Synera™ intangible asset, which amounted to $0.9 million.

(2) Operating income for the year ended December 31, 2006 was impacted by milestone payments to partners of $10.4 million and compensation expense of $42.4 million to be funded by Endo Pharma LLC in the first quarter. Operating income for the year ended December 31, 2006 was also impacted by fourth quarter charges to record the impairment of both the Synera™ and DepoDur® intangible assets, which amounted to $31.3 million, as well as a $26.0 million charge to expense purchased in-process research and development associated with the acquisition of RxKinetix, and the reversal of a contingent liability of $6.5 million.

DIRECTORS

Roger H. Kimmel [1] [2] [4]
Chairman of the Board
Vice Chairman, Rothschild, Inc.

John J. Delucca [1] [3]
Retired Executive Vice President
and Chief Financial Officer,
REL Consultancy Group

Michel de Rosen [2] [4] [7]
Chairman of the Board, ViroPharma
Incorporated, Chief Executive Officer,
Saint-Gobain Desjonqueres

David P. Holveck
President and Chief Executive Officer

George F. Horner, III [1] [3] [4]
President and Chief Executive Officer,
Prestwick Pharmaceuticals, Inc.

Michael Hyatt [2] [4] [6]
Senior Managing Director,
Bear, Stearns & Co. Inc.

Clive A. Meanwell, M.D., Ph.D. [2]
Chairman and Chief Executive Officer,
The Medicines Company

Joseph C. Scodari [3] *
Retired Worldwide Chairman,
Pharmaceuticals Group of Johnson &
Johnson

William F. Spengler [1] *
Former Executive Senior Vice President
and Chief Financial Officer of MGI
Pharmaceuticals Inc.

* Effective June 26, 2008

[1] Audit Committee Member
[2] Nominating & Governance Committee Member
[3] Compensation Committee Member
[4] Transactions Committee Member
[5] Through April 30, 2008
[6] Compensation Committee Chair and Member through June 26, 2008
[7] Director through June 26, 2008

OFFICERS

David P. Holveck
President and Chief Executive Officer

Ivan Gergel, M.D.
Executive Vice President, Research &
Development

Joyce N. LaViscount
Chief Accounting Officer

David A. Lee, M.D., Ph.D.[5]
Chief Scientific Officer

Caroline B. Manogue
Executive Vice President, Chief Legal
Officer and Secretary

Charles A. Rowland, Jr.
Executive Vice President, Chief Financial
Officer and Treasurer

Nancy J. Wysenski
Chief Operating Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
100 Endo Boulevard
Chadds Ford, PA 19317
(610) 558-9800

R&D FACILITIES
177 Cantiague Rock Road
Westbury, NY 11590

AUDITORS
Deloitte & Touche LLP
1700 Market Street, 25th Floor
Philadelphia, PA 19103

CORPORATE COUNSEL
Skadden, Arps, Slate, Meagher
& Flom LLP
4 Times Square
New York, NY 10036

TRANSFER AGENT
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038

INVESTOR RELATIONS
Blaine Davis
Vice President, Investor Relations and
Communications
(610) 558-9800

ANNUAL STOCKHOLDERS' MEETING
Thursday, June 26, 2008 at 10:00 a.m.
Endo Pharmaceuticals Inc.
100 Endo Boulevard
Building One
Chadds Ford, PA 19317

SEC FORM 10-K
A copy of the company's annual report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by writing to:

CORPORATE COMMUNICATIONS
Endo Pharmaceuticals
100 Endo Boulevard
Chadds Ford, PA 19317

WEB SITE
www.endo.com

Annual Report Design:
Morgan Design

CAUTION: FORWARD-LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about those factors is contained in Endo's filings with the U.S. Securities and Exchange Commission.

ENDO PHARMACEUTICALS

ENDO PHARMACEUTICALS HOLDINGS INC.
100 ENDO BOULEVARD
CHADDS FORD, PA 19317
WWW.ENDO.COM

END